   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 1994

                                                       REGISTRATION NO. 33-54191
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                               ----------------

                              CLEAN HARBORS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

            MASSACHUSETTS                            04-2997780
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)
                                                        (continued on next page)

                               ----------------

                            1200 CROWN COLONY DRIVE,
                          QUINCY, MASSACHUSETTS 02169
                                 (617) 849-1800
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                             C. MICHAEL MALM, ESQ.
                         DAVIS, MALM & D'AGOSTINE, P.C.
                                ONE BOSTON PLACE
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 367-2500
(NAME, ADDRESS INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                               ----------------

                                WITH COPIES TO:
                            ETTORE A. SANTUCCI, P.C.
                            GOODWIN, PROCTER & HOAR
                                 EXCHANGE PLACE
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 570-1000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible following the effectiveness of this Registration Statement.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(Continued from previous page)
                             ADDITIONAL REGISTRANTS

                   CLEAN HARBORS ENVIRONMENTAL SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MASSACHUSETTS                            04-2698999
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                        CLEAN HARBORS OF BRAINTREE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MASSACHUSETTS                            04-2507498
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                         CLEAN HARBORS OF NATICK, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MASSACHUSETTS                            04-2481234
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                        CLEAN HARBORS OF BALTIMORE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            PENNSYLVANIA                             23-2091580
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                         CLEAN HARBORS OF CHICAGO, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MASSACHUSETTS                            06-1287127
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                        CLEAN HARBORS OF CLEVELAND, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              ILLINOIS                               06-1335175
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                        MURPHY'S WASTE OIL SERVICE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MASSACHUSETTS                            04-2490849
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                  CLEAN HARBORS KINGSTON FACILITY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MASSACHUSETTS                            04-3074299
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                       CLEAN HARBORS OF CONNECTICUT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             CONNECTICUT                             06-1025746
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                                MR. FRANK, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              ILLINOIS                               36-2542803
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                      CLEAN HARBORS TECHNOLOGY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MASSACHUSETTS                            04-3172766
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                      SPRING GROVE RESOURCE RECOVERY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               76-0313183
   (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
   INCORPORATION OR ORGANIZATION)

                              CLEAN HARBORS, INC.

              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-2

                                                     PROSPECTUS LOCATION
      FORM S-2 ITEM NUMBER HEADING                         HEADING
      ----------------------------                   -------------------
  1. Forepart of the Registration
      Statement and Outside Front Cover
      Page of Prospectus...............   Front Cover Page
  2. Inside Front and Outside Back
      Cover Pages of Prospectus........   Inside Front and Outside Back Cover
                                           Pages; Available Information;
                                           Incorporation of Certain Documents by
                                           Reference
  3. Summary Information, Risk Factors
      and Ratio of Earnings to Fixed
      Charges..........................   Prospectus Summary; Risk Factors;
                                           Selected Consolidated Financial Data
  4. Use of Proceeds...................   Use of Proceeds; Capitalization
  5. Determination of Offering Price...   Front Cover Page
  6. Dilution..........................   Not Applicable
  7. Selling Security Holders..........   Not Applicable
  8. Plan of Distribution..............   Outside Front Cover Page; Underwriting
  9. Description of Securities to be
      Registered.......................   Description of the Senior Notes
 10. Interests of Named Experts and
      Counsel..........................   Legal Matters
 11. Information with Respect to the
      Registrant.......................   Prospectus Summary; Capitalization;
                                           Selected Consolidated Financial Data;
                                           Management's Discussion and Analysis
                                           of Financial Condition and Results of
                                           Operations; Business; Environmental
                                           Regulation; Directors and Executive
                                           Officers of the Company; Description
                                           Other Indebtedness; Consolidated
                                           Financial Statements
 12. Incorporation of Certain
      Information by Reference.........   Incorporation of Certain Documents by
                                           Reference
 13. Disclosure of Commission Position
      on Indemnification for Securities
      Act Liabilities..................   Not Applicable

                                $50,000,000

                                     [LOGO]

                       12 1/2% Senior Notes Due 2001

Interest payable May 15 and November 15                    Due May 15, 2001

                                   --------

The 12 1/2% Senior Notes Due 2001 (the "Senior Notes") are not redeemable prior to May 15, 1999. On or after May 15, 1999, the Senior Notes are redeemable in whole or in part, at the option of the Company, at the redemption prices set forth herein plus accrued interest to the date of redemption. The Company will not be required to make mandatory redemption or sinking fund payments with respect to the Senior Notes prior to maturity. Upon a Change of Control (as defined herein), each holder of Senior Notes may require the Company to repurchase such holder's Senior Notes at 101% of the principal amount thereof plus accrued interest to the date of repurchase.


The Senior Notes will be unsecured obligations of the Company, ranking pari passu with all other senior indebtedness of the Company. The Senior Notes will be unconditionally guaranteed on a senior unsecured basis by each of the Company's direct subsidiaries. After giving pro forma effect to this offering (the "Offering") and the application of the net proceeds therefrom described herein, the Company and its subsidiaries on a consolidated basis will have outstanding $5.0 million of unsecured senior indebtedness in addition to the Senior Notes and expect to have approximately $11.8 million outstanding under a $35.0 million senior secured revolving credit agreement (the "Bank Revolver"). See "Capitalization" and "Description of the Senior Notes."

                                   --------

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
        CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SENIOR NOTES.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURI-TIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                        Underwriting
                                             Price to   Discounts and  Proceeds to
                                             Public(1)   Commissions  Company(1)(2)
                                            ----------- ------------- -------------
Per Senior Note ...........................    100%         3.50%        96.50%
Total ..................................... $50,000,000  $1,750,000    $48,250,000

(1)Plus accrued interest, if any, from August 4, 1994.
(2)Before deduction of expenses payable by the Company estimated at $500,000.

                                   --------

  The Senior Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Senior Notes in book-entry form will be made through the facilities of The Depository Trust Company on or about August 4, 1994.

CS First Boston                                               Alex. Brown & Sons
                                                                 Incorporated

               The date of this Prospectus is July 29, 1994.

                                                         (ART)

WASTE MANAGEMENT FACILITIES
. BRAINTREE, MA
. KINGSTON, MA
. NATICK, MA
. WOBURN, MA
. BRISTOL, CT
. CHICAGO, IL
. PORTLAND, ME
. BALTIMORE, MD
. CINCINNATI, OH
. CLEVELAND, OH


                [_] MIDWEST           [_] CENTRAL               [_] MID-ATLANTIC          [_] NORTHEAST
SERVICE CENTERS     . CHICAGO, IL         . CINCINNATI, OH          . BALTIMORE, MD           . SHREWSBURY, MA
                    . WAUKEGAN, IL        . CLEVELAND, OH           . METRO PHILADELPHIA      . BOSTON, MA
                    . ST. LOUIS, MO       . PITTSBURGH, PA          . METRO NYC               . NEW BRITAIN, CT
                                                                    . ALBANY, NY              . BANGOR, ME
                                                                    . SYRACUSE, NY            . PORTLAND, ME
                                                                    . RICHMOND, VA            . HOOKSETT, NH
                                                                    . SAN JUAN, PR            . PORTSMOUTH, NH
                                                                                              . PROVIDENCE, RI

SALES OFFICES       . GRAND RAPIDS, MI    . COLUMBUS, OH            . RALEIGH/DURHAM, NC      . QUINCY, MA
                    . MINNEAPOLIS, MN     . INDIANAPOLIS, IN
                                          . LOUISVILLE, KY
                                          . BUFFALO, NY



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following is a summary of certain of the information contained elsewhere in this Prospectus. This summary is not intended to be complete and is qualified in its entirety by reference to the detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus. Unless the context otherwise requires, references to the "Company" include Clean Harbors, Inc. and its subsidiaries.

                                  THE COMPANY

  The Company provides a wide range of industrial waste management services to a diversified customer base in 26 states. It is one of the largest providers of industrial waste management services in the Northeast, with a growing presence in the Mid-Atlantic, Central, and Midwest regions of the United States. The Company seeks to be recognized by customers as the premier supplier of a broad range of value-added industrial waste management services based upon quality, responsiveness, customer service, variety of risk containment systems, and cost effectiveness. The Company currently maintains a network of eight sales offices, 22 service centers and ten waste management facilities. The service centers perform site specific services and ultimately direct collected waste to the waste management facilities for treatment and processing. The Company does not own or operate end disposal sites such as landfills or incinerators.

  The United States industrial waste management industry had total revenues in 1992 of approximately $18.6 billion. The demand for industrial waste management services has resulted primarily from the adoption and enforcement of increasingly stringent federal, state and local environmental laws and regulations over the past 20 years. These laws and regulations have significantly increased the costs and potential liabilities associated with the handling of industrial wastes. Under these laws and regulations, a broad list of industrial wastes are classified as "hazardous," and generators of hazardous wastes retain potential legal liability for the proper treatment of such wastes through and including their ultimate disposal. In response to these laws and regulations, many generators of both hazardous and nonhazardous wastes have chosen not to maintain their own treatment and disposal facilities nor to develop the technical expertise necessary to assure regulatory compliance. These generators have instead sought to have their waste streams managed by firms that possess collection, transportation, recycling, treatment, disposal and waste-tracking capabilities and have the expertise and financial capacity necessary to comply with applicable environmental laws and regulations.

  The principal services provided by the Company fit within three categories: treatment and disposal of industrial wastes; field services provided at customer sites; and specialized repackaging, treatment and disposal services for laboratory chemicals and household hazardous wastes. The Company markets these services on an integrated basis and, in many instances, services in one area of the business support or lead to a project undertaken in another area.

  Since January 1994, the Company has executed approximately 2,500 work orders per month for over 4,400 customers. The Company's sales efforts are directed toward establishing and maintaining relationships with businesses which have ongoing requirements for one or more of the Company's services. The Company's customer list includes 296 of the companies on the 1994 Forbes 500 list of largest United States companies. In addition, the Company's customers include most of the major utilities in the Northeast and Mid-Atlantic regions. The Company's customers are primarily chemical, petroleum, transportation, utility and industrial firms, other waste management companies and government agencies. Management believes that the Company's diverse customer base, in terms of number, industry and geographic location, as well as its large presence in New England, provide it with a recurring stream of revenue and stability of cash flow. The Company estimates that in excess of 80% of its revenues is derived from previously served customers with recurring needs for the Company's services.

  The Company's consolidated revenues grew 52% between the fiscal year ended February 28, 1990 and the fiscal year ended December 31, 1993, from $131.4 million to $200.1 million. Consolidated EBITDA (as defined below) increased 88% over the same period from $12.4 million to $23.3 million.

  As a large industrial waste management firm, the Company has significant cost advantages over many of its competitors in terms of its ability to efficiently utilize its waste management facilities and to negotiate more favorable terms for end disposal of waste. Several recent industry trends provide the Company with opportunities to grow by focusing on technological innovation, sound waste-tracking capabilities, cost reduction and a heightened commitment to customer service and responsiveness. These trends include: (i) efforts by many generators of industrial wastes to decrease the number of service providers that they utilize to a select group of industry leaders in order to minimize the potential liability inherent in using less qualified firms; (ii) efforts by waste generators to reduce or recycle their waste through utilizing service providers which offer alternative disposal and treatment technologies; and
(iii) a reduction in the cost of end disposal as a result of surplus landfill and incinerator capacity and the emergence of new disposal alternatives. These trends are leading to a significant consolidation of the industrial waste management industry. The Company has benefited and expects to continue to benefit from these trends through attractive acquisitions, increased market share and new market opportunities.

  For a description of certain recent developments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Recent Developments."

  The Company was incorporated in Massachusetts in 1980. The principal offices of the Company are located at 1200 Crown Colony Drive, Quincy, Massachusetts 02169, and the telephone number is (617) 849-1800.

                               BUSINESS STRATEGY

  In order to maintain and enhance its leading position in the industrial waste management industry, the Company has implemented a strategy of internal growth through the increased utilization of existing facilities, the addition of new sales offices and service centers, and the development of new waste management services. In addition, the Company achieves external growth through strategic acquisitions.

  Increased Utilization of Waste Management Facilities. The Company currently has ten waste management facilities which represent a substantial investment in permits, plant and equipment. These facilities provide the Company with significant operating leverage. There are opportunities to expand capacity at these facilities by modifying the terms of the existing permits and by adding capital equipment and new technology. Through selected permit modifications, the Company can expand the range of treatment services which it offers to its customers without the large capital investment necessary to acquire or build new waste management facilities. The Company believes that permits for new industrial waste management facilities will become increasingly difficult to obtain, thereby placing new entrants and weaker competitors at a disadvantage.

  Sales Office/Service Center Expansion. The Company opens sales offices in attractive target markets which can be serviced by existing facilities and expand the Company's service areas. As demand at a particular sales office reaches a sufficient level, the sales office can be upgraded to a service center with field service capabilities by the addition of field technicians, service personnel and equipment. The Company's sales offices and service centers direct waste into the Company's waste management facilities. This allows the Company to expand its service areas with low risk capital investment and to maximize throughput with minimal incremental cost by obtaining additional wastes to be handled by the Company's service centers and waste management facilities. Since January 1, 1993, the Company has added eight sales offices and one service center, and three sales offices have been upgraded to service centers.

  New Waste Management Services. Industrial waste generators are demanding alternatives to traditional waste disposal methods in order to increase recycling and reclamation and to minimize the end disposal of hazardous waste into the environment. The Company utilizes its technological expertise and innovation to improve and expand the range of services which it offers to its customers. The Company has commercialized a hazardous waste treatment system, the Clean Extraction System ("CES"), to extract toxic compounds from industrial wastewaters by utilizing non-toxic liquid carbon dioxide at high pressures. CES offers for certain wastewater streams a recycling alternative to incineration or injection into deep underground wells. The Company has also recently signed a development agreement with Molten Metal Technology, Inc., an environmental technology company developing a proprietary technology known as Catalytic Extraction Processing which uses a molten metal bath as a catalyst and solvent to break down the molecular structures of various hazardous wastes into their elements for recycling or reuse.

  Capitalization on Industry Consolidation. The Company believes that its large industrial customers will ultimately require a comprehensive range of waste treatment capabilities to be provided by a select number of service providers. This trend will put smaller operators at a competitive disadvantage due to their size and limited financial resources. To respond to its customers' needs, the Company has increased the range of waste management services it offers and has followed a strategy of acquiring companies in existing, contiguous and new market areas. Since its formation in 1980, the Company has completed 12 acquisitions, each of which has proven successful in expanding the Company's market share and cash flow. The Company continues to investigate and discuss other potential acquisitions of permitted facilities in order to enhance service to its existing customer base and expand its customer base to include new regional and super-regional waste generators. The Company has signed a letter of intent with Chemical Waste Management, Inc. which would allow the Company to expand its Chicago waste management facility into an adjoining site. See "Business--Properties--Hazardous Waste Management Facilities--Chicago, IL." Acquisitions within the Company's existing areas of operation serve to capture incremental market share, while geographic expansion creates new market opportunities.

                                  RISK FACTORS

  Prospective purchasers of the Senior Notes should carefully consider the information set forth under "Risk Factors," as well as the other information and data in this Prospectus.

                                  THE OFFERING


Senior Notes Offered..  $50,000,000 aggregate principal amount of 12 1/2% Se-
                        nior Notes Due 2001.

Interest Payment
 Dates................  May 15 and November 15, commencing November 15, 1994.


Optional Redemption...  The Senior Notes are not redeemable prior to May 15,
                        1999. On or after May 15, 1999, the Senior Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued interest to the date of redemption. See "De-scription of the Senior Notes--Optional Redemption."

Mandatory Redemption..  None.

Change of Control.....  Upon a Change of Control (as defined herein) and sub-
                        ject to the satisfaction of certain conditions, each holder of Senior Notes may require the Company to re-purchase such Senior Notes at 101% of the principal amount thereof plus accrued interest to the date of re-purchase. See "Description of the Senior Notes--Change of Control."

Subsidiary
 Guarantees...........  The Company's obligations under the Senior Notes will be unconditionally guaranteed, jointly and severally, by guarantees (the "Subsidiary Guarantees") provided by each of the Company's direct subsidiaries (the "Guaran-tor Subsidiaries"). Each Subsidiary Guarantee is a se-nior unsecured obligation of the subsidiary providing such Subsidiary Guarantee and ranks pari passu with all other senior unsecured indebtedness of such subsidiary. See "Description of the Senior Notes--Subsidiary Guar-antees."


Ranking...............  The Senior Notes will be senior unsecured obligations of the Company, will rank pari passu with other senior unsecured indebtedness of the Company, will rank senior to all present and future subordinated obligations, and will be effectively subordinated to all senior secured obligations of the Company and its subsidiaries. After giving pro forma effect to the Offering and the appli-cation of the net proceeds therefrom as described in "Use of Proceeds," the Company and its subsidiaries on a consolidated basis will have outstanding $5.0 million of unsecured senior indebtedness in addition to the Se-nior Notes and expect to have approximately $11.8 mil-lion of loans outstanding under a $35.0 million Bank Revolver. Following consummation of the Offering, the Company and its subsidiaries will also have the ability to incur additional senior and other indebtedness, and to make additional guarantees, subject to certain limi-tations contained in the Note Indenture (as defined herein). See "Description of the Senior Notes--Rank-ing."

Certain Covenants.....  The indenture under which the Senior Notes will be is-
                        sued (the "Note Indenture") will limit among other things (i) the creation of liens on the assets of the Company and its subsidiaries, (ii) sale/leaseback transactions, (iii) the issuance of additional debt by the Company, (iv) the issuance of debt and preferred stock by the Company's subsidiaries, (v) the payment of dividends on, and redemption of, capital stock of the Company and its subsidiaries and the redemption of cer-tain subordinated obligations of the Company and the making of investments, (vi) the issuance and sale of equity interests of subsidiaries, (vii) sales of as-sets, including subsidiary stock, (viii) restrictions on distributions from subsidiaries, (ix) transactions with affiliates, and (x) consolidations, mergers and transfers of all or substantially all of the Company's assets. However, all of these limitations are subject to a number of important qualifications. See "Descrip-tion of the Senior Notes--Certain Covenants" and "-- Successor Company."

Use of Proceeds.......  The net proceeds from the Offering will be used to pre-
                        pay certain of the Company's currently outstanding in-debtedness for borrowed money. See "Use of Proceeds."

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following table presents, for the periods and dates indicated, summary consolidated historical and pro forma financial data for the Company. Such data should be read in conjunction with the "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operation," and the consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

                           THREE MONTHS        YEAR ENDED                              YEAR ENDED
                         ENDED MARCH 31,     DECEMBER 31,            TEN-MONTH        FEBRUARY 28,
                         ----------------  ------------------      PERIOD ENDED     ------------------
                          1994     1993      1993      1992    DECEMBER 31, 1991(1)   1991      1990
                         -------  -------  --------  --------  -------------------- --------  --------
                                                  (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues................ $51,285  $43,452  $200,114  $176,193        $127,473       $142,906  $131,441
Gross profit............  15,371   15,063    65,589    59,720          41,552         44,178    37,086
Restructuring costs and
 RKI write-off(2).......     --       --        --        --              --          19,898       --
Income (loss) from
 operations.............   2,925    3,224    12,974    14,913          11,095         (7,312)    5,402
Interest expense (net)..   1,819    1,737     7,198     7,064           5,925          6,428     4,585
Net income (loss).......     597      835     3,131     5,075           3,603        (12,632)      695
OTHER DATA:
EBITDA(3)............... $ 5,488  $ 5,687  $ 23,293  $ 23,797        $ 17,696       $ 20,514  $ 12,432
Ratio of EBITDA to
 interest expense(3)....    3.02x    3.27x     3.24x     3.37x           2.99x          3.19x     2.71x
Ratio of earnings to
 fixed charges(4).......    1.50x    1.77x     1.70x     1.89x           1.58x           --        --
Capital expenditures.... $   630  $ 2,179  $  7,874  $  9,815        $  9,531       $  5,300  $ 11,994
Depreciation and
 amortization of
 intangible assets......   2,563    2,463    10,319     8,884           6,601          7,928     7,030
PRO FORMA DATA(5):
Interest expense........ $ 2,072           $  8,449
Ratio of EBITDA to
 interest expense(3)....    2.65x              2.76x
Ratio of earnings to
 fixed charges(4).......    1.32x              1.46x
Ratio of total debt to
 EBITDA.................     --                3.25x

                                                 MARCH 31, 1994
                                              --------------------- DECEMBER 31,
                                               ACTUAL  PRO FORMA(5)     1993
                                              -------- ------------ ------------
BALANCE SHEET DATA:
Working capital.............................. $ 18,694   $ 26,730     $ 18,320
Total assets.................................  164,816    164,816      167,358
Total debt...................................   69,319     71,461       71,424
Total stockholders' equity...................   67,883     66,453       67,371

- --------
(1) In January 1992, the Company elected to change its fiscal year to coincide with the calendar year rather than maintain a February 28 fiscal year end. As a result, the Company had a ten-month transition period, from March 1, 1991 to December 31, 1991, between fiscal years.
(2) In the fall of 1990, the Company abandoned an effort it began in 1987 to obtain a permit to install a high temperature rotary kiln incinerator ("RKI") at its facility in Braintree, Massachusetts. During its fiscal year ended February 28, 1991, the Company wrote off its investment in the project and exited certain unprofitable businesses, resulting in restructuring charges of $19.9 million.
(3) EBITDA is defined as income from operations before depreciation and amortization of intangible assets and the restructuring costs and RKI write-off described in note (2). EBITDA is not required by generally accepted accounting principles but is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(4) The ratio of earnings to fixed charges is expressed as the ratio of: (i) fixed charges plus income from operations, to (ii) fixed charges. Fixed charges consist of interest expense, amortization of deferred financing fees and the interest component of operating leases. The pro forma ratio is computed in a similar manner. Earnings were insufficient by $14.6 million and $1.3 million to cover fixed charges for the fiscal years ended February 28, 1991 and 1990, respectively.
(5) Gives effect to the sale of the Senior Notes and the application of the net proceeds therefrom as described in "Use of Proceeds." Assumes a prepayment penalty of $1.0 million and the write-off of deferred financing fees of $1.1 million ($1.3 million combined net of tax).

                                  RISK FACTORS

  In addition to the other information set forth in this Prospectus, prospective purchasers should carefully consider the following factors in evaluating an investment in the Senior Notes.

SIGNIFICANT LEVERAGE

  After consummation of the Offering and the application of the net proceeds therefrom, the Company will have substantial indebtedness. As a result, the Company will have significant debt service obligations. As of March 31, 1994 on a pro forma basis the Company would have had total outstanding long-term indebtedness (including the current portion thereof) of $73.7 million (including the Senior Notes and excluding the effect of deferred financing fees of $2.3 million) and stockholders' equity of $66.5 million, resulting in a debt to equity ratio of 1.1 to 1. See "Capitalization" and "Description of Other Indebtedness."

  The Company's substantial level of leverage could have important consequences to the holders of the Senior Notes, including the following: (i) a substantial portion of the Company's net cash provided by operations will be committed to the payment of the Company's interest expense and principal repayment obligations and will not be available to the Company for its operations, capital expenditures, acquisitions or other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; (iii) the Company will be more highly leveraged than certain of its competitors which may place it at a competitive disadvantage and limit the Company's flexibility in reacting to changes in its business; and (iv) the Company's borrowings under its Bank Revolver are at variable rates of interest, which would result in higher interest expense in the event of an increase in interest rates. See "Description of Other Indebtedness" and "Description of the Senior Notes." The ability of the Company to make scheduled payments or to refinance its obligations with respect to its indebtedness depends on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control.

LIMITATIONS IMPOSED BY CERTAIN INDEBTEDNESS

  The documents governing the indebtedness of the Company expected to be in effect upon consummation of the Offering (including the Note Indenture and the Bank Revolver) contain significant covenants that limit the Company's ability to engage in various transactions and, in certain cases, require satisfaction of specified financial performance criteria. In addition, under each of the foregoing documents, the occurrence of certain events (including, without limitation, failure to comply with the foregoing covenants, material inaccuracies of representations and warranties, certain defaults under or acceleration of other indebtedness and events of bankruptcy or insolvency) would, in certain cases after notice and grace periods, constitute an event of default permitting acceleration of the indebtedness covered by such documents. The limitations imposed by such documents are substantial, and failure to comply with them could have a material adverse effect on the Company. See "Description of Other Indebtedness" and "Description of the Senior Notes."

PLEDGE OF ASSETS

  As collateral under the Bank Revolver, the Company and most of its subsidiaries have granted security interests in substantially all of their assets to the Company's bank lenders. The stock of the principal subsidiaries of the Company also has been pledged. The Senior Notes offered hereby are unsecured obligations of the Company. In the event of bankruptcy or liquidation of the Company, there can be no assurance that sufficient assets would be available for payment of the Senior Notes.

The Note Indenture limits, but does not prohibit, the incurrence of secured indebtedness by the Company and its subsidiaries. See "Description of Other Indebtedness" and "Description of the Senior Notes."

FRAUDULENT CONVEYANCE CONSIDERATIONS

  The incurrence by the Company and the Guarantor Subsidiaries of indebtedness under the Senior Notes and the Subsidiary Guarantees may be subject to review under relevant federal and state fraudulent conveyance laws if a bankruptcy case or a lawsuit (including in circumstances where bankruptcy is not involved) were commenced by or on behalf of unpaid creditors of the Company or the Guarantor Subsidiaries. Under these laws, a "fraudulent conveyance" would be deemed to have occurred with respect to the Company or a Guarantor Subsidiary if at the time the Senior Notes or the Subsidiary Guarantee of such entity were issued, both: (1) either (a) the Company or such Guarantor Subsidiary incurred debt represented by the Senior Notes or such Subsidiary Guarantee with the intent of hindering, delaying or defrauding creditors, or (b) the Company or such Guarantor Subsidiary received less than reasonably equivalent value or consideration for incurring the indebtedness represented by the Senior Notes or such Subsidiary Guarantee; and (2) the Company or such Guarantor Subsidiary either (i) was insolvent or was rendered insolvent by reason of such transaction, (ii) was engaged in a business or transaction for which the assets remaining with such entity constituted unreasonably small capital, or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured. If a court were to find that the Company or a Guarantor Subsidiary had effected a "fraudulent conveyance" by issuing the Senior Notes or a Subsidiary Guarantee, such court might subordinate the Senior Notes or such Subsidiary Guarantee to presently existing and future indebtedness of such entity, void the issuance of the Senior Notes or such Subsidiary Guarantee, direct the repayment of any amounts paid thereunder to such entity or to a fund for the benefit of such entity's creditors, or take other action detrimental to the holders of the Senior Notes.

  The measure of insolvency for purposes of the foregoing would vary depending upon the law of the relevant jurisdiction. Generally, however, the Company or a Guarantor Subsidiary would be considered insolvent for purposes of the foregoing if the sum of such entity's debts were greater than all of such entity's property at a fair valuation, or if the present fair saleable value of such entity's assets were less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and matured.

  The Company and the Guarantor Subsidiaries believe they will receive equivalent value at the time the indebtedness represented by the Senior Notes and the Subsidiary Guarantees is incurred. In addition, neither the Company nor any of the Guarantor Subsidiaries believes that it, as a result of the issuance of the Senior Notes or the Subsidiary Guarantees, (i) will be insolvent or rendered insolvent under the foregoing standards, (ii) will be engaged in a business or transaction for which its remaining assets constitute unreasonably small capital, or (iii) intends to incur, or believes that it will incur, debts beyond its ability to pay such debts as they mature. These beliefs are based on the Company's and the Guarantor Subsidiaries' operating history, net worth and management's analysis of internal cash flow projections and estimated values of assets and liabilities of each entity at the time of the Offering. There can be no assurance, however, that a court passing on these issues would make the same determination.

  As a result of the obligations of the Company and the Guarantor Subsidiaries in connection with the Note Indenture, the Senior Notes and the Subsidiary Guarantees, in the event of an insolvency proceeding of the Company, creditors of the Company might argue that, because the Guarantor Subsidiaries are affiliates of the Company and "insiders" within the context of the federal insolvency laws, the preference period under the Federal Bankruptcy Code should be extended from 90 days to one year. This argument, if successful, could have an adverse effect on the holders of the Senior

Notes with respect to interest and principal payments received during the preference period. In an attempt to avoid this result, the Guarantor Subsidiaries have waived in the Note Indenture any rights of subrogation or contribution against the Company, but there is no controlling legal precedent that assures that this attempt would be successful if challenged by other unpaid creditors of the Company.

HOLDING COMPANY STRUCTURE

  As a holding company, Clean Harbors, Inc., derives substantially all of its operating income and cash flow from its subsidiaries. The Company's ability to make required principal and interest payments with respect to its indebtedness, including the Senior Notes, depends on the earnings of its subsidiaries through inter-company payments. The ability of the Company's subsidiaries to make such payments will be subject to, among other limitations, applicable state laws and restrictions that may be entered into by such subsidiaries. The Note Indenture will, however, require Clean Harbors, Inc. to prohibit its subsidiaries from agreeing to certain restrictions on distributions to the Company. See "Description of the Senior Notes--Certain Covenants--Limitation on Restrictions on Distributions from Subsidiaries."

  Substantially all of the Company's operations are conducted, and substantially all of its assets are owned, by its subsidiaries. The Senior Notes will be guaranteed by all of the Company's direct subsidiaries under the Subsidiary Guarantees. However, in the event such Subsidiary Guarantees were held to be invalid as "fraudulent conveyances", the Senior Notes would effectively be subordinated to all existing and future liabilities of the Company's subsidiaries, including the obligations of most of the Company's subsidiaries with respect to indebtedness incurred under the Bank Revolver. Any right of Clean Harbors, Inc. to participate in any distribution of the assets of any of the Company's subsidiaries upon the subsidiary's liquidation, reorganization or insolvency (and the consequent right of the holders of the Senior Notes to participate in the distribution of those assets) would then be subject to the claims of the creditors (including trade creditors) of such subsidiary, except to the extent Clean Harbors, Inc. has a valid claim against such subsidiary as a creditor of such subsidiary. The ability of subsidiaries to incur indebtedness and to guarantee debt will, however, be limited by certain of the restrictive covenants in the Note Indenture and the Bank Revolver. See "Description of Other Indebtedness" and "Description of the Senior Notes--Certain Covenants--Limitation on Subsidiary Debt and Preferred Stock."

POTENTIAL LIABILITIES ARISING OUT OF ENVIRONMENTAL LAWS AND REGULATIONS

  Although the Company believes that it generally benefits from increased environmental regulations and from enforcement of those regulations, increased regulation and enforcement also create significant risks for the Company. The assessment, analysis, remediation, transportation, handling and management of hazardous substances necessarily involve significant risks, including the possibility of damages or personal injuries caused by the escape of hazardous materials into the environment, and the possibility of fines, penalties or other regulatory action. These risks include potentially large civil and criminal liabilities to customers and to third parties for damages arising from performing services for customers. See "Environmental Regulation."

  All facets of the Company's business are conducted in the context of a rapidly developing and changing statutory and regulatory framework. The Company's operations and services are affected by and subject to regulation by a number of federal agencies including the Environmental Protection Agency (the "EPA") and the Occupational Safety and Health Administration, as well as applicable state and local regulatory agencies.

  The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the "Superfund Act"), addresses the cleanup of sites at which there has been a release or threatened release of hazardous substances into the environment. Increasingly, there are efforts to expand the reach of the Superfund Act to make hazardous waste management companies responsible for cleanup costs of Superfund sites not owned or operated by such management companies by claiming that such management companies are "owners" or "operators" (as those terms are defined in the Superfund Act) of such sites or that such management companies arranged for "treatment, transportation or disposal" (as those terms are defined in the Superfund Act) of hazardous substances to or in such sites. Several recent court decisions have accepted such claims. Should the Company be held responsible under the Superfund Act for cleanup costs as a result of performing services or otherwise, it might be forced to bear significantly more than its proportional share of such cleanup costs if other responsible parties do not pay their share. See "Business--Legal Proceedings."

  The Resource Conservation and Recovery Act of 1976, as amended in 1984 ("RCRA"), is the principal federal statute governing hazardous waste generation, treatment, transportation, storage and disposal. RCRA or EPA approved state programs at least as stringent govern waste handling activities involving wastes classified as "hazardous." See "Environmental Regulation-- Federal Regulation of Hazardous Wastes." Substantial fees and penalties may be imposed under RCRA and similar state statutes for any violation of such statutes and regulations thereunder.

POTENTIAL LIABILITIES INVOLVING CUSTOMERS AND THIRD PARTIES

  In performing services for its customers, the Company potentially could be liable for breach of contract, personal injury, property damage (including environmental impairment), and negligence, including claims for lack of timely performance or for failure to deliver the service promised (including improper or negligent performance or design, failure to meet specifications, and breaches of express or implied warranties). The damages available to a client, should it prevail in its claims, are potentially large and could include consequential damages.

  Industrial waste management companies, in connection with work performed for customers, also potentially face liabilities to third parties from various claims including claims for property damage or personal injury stemming from a release of hazardous substances or otherwise. Claims for damage to third parties could arise in a number of ways, including: through a sudden and accidental release or discharge of contaminants or pollutants during transportation of wastes or the performance of services; through the inability, despite reasonable care, of a remedial plan to contain or correct an ongoing seepage or release of pollutants; through the inadvertent exacerbation of an existing contamination problem; or through reliance on reports prepared by such waste management companies. Personal injury claims could arise contemporaneously with performance of the work or long after completion of projects as a result of alleged exposure to toxic or hazardous substances. In addition, increasing numbers of claimants assert that companies performing environmental remediation should be adjudged strictly liable for damages even though their services were performed using reasonable care, on the grounds that such services involved "abnormally dangerous activities."

  Customers of industrial waste management companies frequently attempt to shift various of the liabilities arising out of disposal of their wastes or remediation of their environmental problems to contractors through contractual indemnities. Such provisions seek to require the contractors to assume liabilities for damage or personal injury to third parties and property and for environmental fines and penalties (including potential liabilities for cleanup costs arising under the Superfund Act). Moreover, the EPA has increasingly constricted the circumstances under which it will indemnify its contractors against liabilities incurred in connection with cleanup of Superfund sites. There are other proposals both in Congress and at the regulatory agencies to further restrict indemnification of contractors from third party claims. While such restrictions might have some adverse impact upon the Company, such impact should be immaterial because projects relating to the cleanup of Superfund sites have historically represented less than 5% of the Company's business. See "Business--Services."

  Although the Company attempts to investigate thoroughly each other company that it acquires, there may be liabilities that the Company fails or is unable to discover, including liabilities arising from non-compliance with environmental laws by prior owners, and for which the Company, as a successor owner, might be responsible. The Company seeks to minimize the impact of these liabilities by obtaining indemnities and warranties from sellers of companies which may be supported by deferring payment of or by escrowing a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to their limited scope, amounts, or duration, the financial limitations of the indemnitors or warrantors or other reasons. See "Business--Legal Proceedings."

COMPETITION

  The market for industrial waste management services is highly competitive. The Company competes with many other firms, including large multinational firms having substantially greater financial, management and marketing resources than the Company. Competitive factors include quality of services, technical qualifications, reputation, geographic presence, price and the availability of key professional personnel. See "Business--Competition."

FLUCTUATIONS IN QUARTERLY FINANCIAL RESULTS; SEASONALITY

  The Company's operations may be affected by the commencement and completion of major site remediation projects, seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' spending for remedial activities, and the timing of regulatory decisions relating to hazardous waste management projects. Accordingly, fluctuations in quarterly performance should be expected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

DEPENDENCE ON KEY OFFICERS

  The Company is dependent upon the services of several of its key officers, particularly its Chairman, President and Chief Executive Officer, Alan S. McKim, the loss of any of whom could have a material adverse effect on the Company.

CHANGE OF CONTROL PROVISIONS WITH RESPECT TO THE SENIOR NOTES

  In the event of a Change of Control (as defined herein), the Company would be required, subject to certain conditions, to offer to purchase all outstanding Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued interest thereon. There can be no assurance that, at the time of a Change of Control, the Company would have sufficient cash to repay all amounts due under the Senior Notes. The terms of the Bank Revolver prohibit the optional payment or prepayment or any redemption of the Senior Notes. If, following a Change of Control, the Company has insufficient funds to purchase all the Senior Notes tendered pursuant to such an offer, or is prohibited from purchasing the Senior Notes pursuant to the terms of the Bank Revolver or other agreements, an event of default in respect of the Senior Notes would occur.

ABSENCE OF PUBLIC MARKET FOR THE SENIOR NOTES

  The Senior Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the Senior Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Underwriters have advised the Company that they currently intend to make a market in the Senior Notes, but they are not obligated to so do and may discontinue such market activity at any time. In addition, such market making activity will be subject to the limits imposed by the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no assurance can be given that an active public or other market will develop for the Senior Notes or as to the liquidity of the trading market for the Senior Notes. If a trading market does not develop or is not maintained, holders of the Senior Notes may experience difficulty in reselling the Senior Notes or may be unable to sell them at all. Future trading prices of such securities will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Senior Notes offered hereby are estimated to be approximately $47.8 million after deduction of underwriting discounts and estimated expenses. The Company intends to use such net proceeds as follows:

   USE                                                        AMOUNT OF PROCEEDS
   ---                                                        ------------------
                                                                (IN MILLIONS)
   Prepay in full outstanding 13.25% senior subordinated
    notes(1)................................................        $23.5
   Prepay a portion of the outstanding balance under the
    Bank
    Revolver(2).............................................         21.8
   Prepay in full certain other outstanding indebtedness(3).          2.5
                                                                    -----
       Total................................................        $47.8

- --------
(1) These notes have a final maturity of May 15, 1997, and bear interest at the rate of 13.25%. The amount of proceeds shown includes prepayment penalties of approximately $1.0 million.

(2) The amount outstanding as of June 30, 1994 was approximately $33.6 million. The Bank Revolver has a final maturity of July 1, 1996, and as of June 30, 1994 bore interest at an average rate of 7.5%. See "Description of Other Indebtedness."
(3) Such indebtedness has final maturities ranging from April 30, 1996 to December 31, 1997, and currently bears interest from 8.25% to 12.75%.

  Pending the application of the net proceeds of the Offering to the uses described above, the Company intends to invest such net proceeds in investment-grade, short-term, interest-bearing securities.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company at March 31, 1994, and the pro forma capitalization of the Company as of such date as adjusted to give effect to the sale of the Senior Notes being offered hereby and the application of the estimated net proceeds to the Company. See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements of the Company and the related notes included elsewhere in this Prospectus.

                                                          MARCH 31, 1994
                                                      -------------------------
                                                        ACTUAL      PRO FORMA
                                                      -----------  ------------
                                                      (DOLLARS IN THOUSANDS)
Current portion of long-term debt:
  13.25% senior subordinated notes(1)................ $     7,500  $       --
  Junior subordinated note...........................         377          377
  Other..............................................       1,021          232
                                                      -----------  -----------
                                                      $     8,898  $       609
                                                      ===========  ===========
Long-term debt (excluding current portion):
  Bank Revolver(1)................................... $    31,005  $    16,964
  Senior Notes.......................................         --        50,000
  10.0% senior convertible notes.....................       5,000        5,000
  13.25% senior subordinated notes...................      22,500          --
  Junior subordinated note...........................         847          847
  Other..............................................       2,177          291
  Deferred financing fees............................      (1,108)      (2,250)
                                                      -----------  -----------
    Total long-term debt (excluding current portion). $    60,421  $    70,852
Stockholders' equity:
  Preferred stock, Series B convertible; authorized--
   156,416 shares; issued and outstanding--112,000
   shares (liquidation preference of $5.6 million)... $         1  $         1
  Common stock; authorized--20,000,000 shares; issued
   and outstanding--9,428,504 shares.................          95           95
  Additional paid-in capital.........................      58,576       58,576
  Retained earnings..................................       9,211        7,781
                                                      -----------  -----------
    Total stockholders' equity....................... $    67,883  $    66,453
                                                      -----------  -----------
    Total capitalization............................. $   128,304  $   137,305
                                                      ===========  ===========

- --------
(1) On May 15, 1994, the Company prepaid the $7.5 million current portion of the 13.25% senior subordinated notes by increasing its borrowings under the Bank Revolver by a corresponding amount.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  In January 1992, the Company elected to change its fiscal year to coincide with the calendar year rather than maintain a February 28 fiscal year end. As a result, the Company had a ten-month transition period, from March 1, 1991 to December 31, 1991, between fiscal years. Set forth below are income statement and balance sheet data for the Company which should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus. In the opinion of management, the interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such interim period.

                           THREE MONTHS        YEAR ENDED                        YEAR ENDED
                          ENDED MARCH 31,     DECEMBER 31,        TEN-MONTH     FEBRUARY 28,
                          ----------------  ------------------  PERIOD ENDED  ------------------
                           1994     1993      1993      1992    DEC. 31, 1991   1991      1990
                          -------  -------  --------  --------  ------------- --------  --------
                                               (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues................  $51,285  $43,452  $200,114  $176,193    $127,473    $142,906  $131,441
Cost of revenues........   35,914   28,389   134,525   116,473      85,921      98,728    94,355
                          -------  -------  --------  --------    --------    --------  --------
Gross profit............   15,371   15,063    65,589    59,720      41,552      44,178    37,086
Restructuring costs and
 RKI
 write-off (1)..........      --       --        --        --          --       19,898       --
Selling, general and
 administrative
 expenses...............    9,883    9,376    42,296    35,923      23,856      23,664    24,654
Depreciation and
 amortization of
 intangible assets......    2,563    2,463    10,319     8,884       6,601       7,928     7,030
                          -------  -------  --------  --------    --------    --------  --------
Income (loss) from oper-
 ations.................    2,925    3,224    12,974    14,913      11,095      (7,312)    5,402
Interest expense (net)..    1,819    1,737     7,198     7,064       5,925       6,428     4,585
                          -------  -------  --------  --------    --------    --------  --------
Income (loss) before
 provision for income
 taxes..................    1,106    1,487     5,776     7,849       5,170     (13,740)      817
Provision (benefit) for
 income taxes...........      509      652     2,645     2,774       1,567      (1,108)      122
                          -------  -------  --------  --------    --------    --------  --------
Net income (loss).......  $   597  $   835  $  3,131  $  5,075    $  3,603    $(12,632) $    695
Net income (loss) per
 common and common
 equivalent share.......      .05      .08       .28       .52         .37       (1.40)      .08
OTHER DATA:
EBITDA(2)...............  $ 5,488  $ 5,687  $ 23,293  $ 23,797    $ 17,696    $ 20,514  $ 12,432
Ratio of EBITDA to
 interest expense(2)....     3.02x    3.27x     3.24x     3.37x       2.99x       3.19x     2.71x
Ratio of earnings to
 fixed charges(3).......     1.50x    1.77x     1.70x     1.89x       1.58x        --        --
Capital expenditures....  $   630  $ 2,179  $  7,874  $  9,815    $  9,531    $  5,300  $ 11,994
Depreciation and
 amortization of
 intangible assets......    2,563    2,463    10,319     8,884       6,601       7,928     7,030

                             MARCH 31,            DECEMBER 31,          FEBRUARY 28,
                         ----------------- -------------------------- -----------------
                           1994     1993     1993     1992     1991     1991     1990
                         -------- -------- -------- -------- -------- -------- --------
BALANCE SHEET DATA:
Working capital (defi-
 cit)................... $ 18,694 $ 17,976 $ 18,320 $ 15,487 $ 14,529 $ 12,850 $ (3,451)
Total assets............  164,816  160,720  167,358  153,939  138,844  135,881  156,449
Long-term debt, less
 current portion........   60,421   66,942   62,507   64,565   63,381   62,645   51,932
Total stockholders' eq-
 uity...................   67,883   65,189   67,371   58,065   50,787   46,776   59,331

- --------
(1) In the fall of 1990, the Company abandoned an effort it began in 1987 to obtain a permit to install a high temperature rotary kiln incinerator ("RKI") at its facility in Braintree, Massachusetts. During its fiscal year ended February 28, 1991, the Company wrote off its investment in the project and exited certain unprofitable businesses, resulting in restructuring charges of $19.9 million.
(2) EBITDA is defined as income from operations before depreciation and amortization of intangible assets and the restructuring costs and RKI write-off described in note (1). EBITDA is not required by generally accepted accounting principles but is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.
(3) The ratio of earnings to fixed charges is expressed as the ratio of: (i) fixed charges plus income from operations, to (ii) fixed charges. Fixed charges consist of interest expense, amortization of deferred financing fees and the interest component of operating leases. Earnings were insufficient by $14.6 million and $1.3 million to cover fixed charges for the fiscal years ended February 28, 1991 and 1990, respectively.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

GENERAL

  The Company has analyzed its results of operations to reflect the geographical locations of its service centers. The Company believes this method of analysis is appropriate because geographical areas differ in types of customers; the scope and maturity of the Company's operations; the Company's investments in facilities and the number of service centers and sales offices; degree of competition; and local economic and regulatory conditions.

  As part of its growth strategy, the Company seeks to expand into additional service areas by opening new service centers and sales offices, and by acquiring additional hazardous waste management facilities. In 1992, the Company made two acquisitions (Connecticut Treatment Corporation and Mr. Frank, Inc.). During the first half of 1993, the Company made one acquisition (Spring Grove Resource Recovery, Inc.) and opened nine sales offices and a service center in Waukegan, Illinois. During the third quarter of 1993, as part of its efforts to consolidate its gains in market share and focus on areas where the Company has obtained substantial business, the Company closed two of the nine new sales offices (in Detroit, Michigan and Kansas City, Missouri), while opening another sales office (in Buffalo, New York) and a new service center in Portsmouth, New Hampshire. In July 1994, the Company opened an additional service center in Lake Charles, Louisiana.

  Sales offices may become service centers as business around a sales office develops and the Company adds staff and equipment to support the increasing level of business. During the first quarter of 1994, the Company's sales office in St. Louis, Missouri became a service center, by relocating to larger space and adding field technicians and personnel to service customers. Also during the quarter, the Company relocated its sales personnel from its sales office in Newburgh, New York to other sales locations. The Company now has 22 service centers and eight sales offices. As its sales territories evolve, the Company will relocate sales personnel from one area to another. For example, the Company plans to relocate its sales personnel from Minneapolis, Minnesota and Columbus, Ohio to other territories, and to relocate other personnel to new sales locations in Georgia, South Carolina, Tennessee and Texas during the third quarter of 1994.

  During 1993, the Company's cost of revenues increased to 67.2% of revenues, as compared to 66.1% of revenues in 1992. During the first quarter of 1994, the Company's cost of revenues increased to 70.0% of revenues, as compared to 65.3% for the first quarter of 1993. Although the Company's total revenues increased from $176,193,000 in 1992 to $200,114,000 in 1993, and from $43,452,000 in the first quarter of 1993 to $51,285,000 in the first quarter of 1994, this increase was less than the Company had anticipated at the beginning of 1993 primarily because of intense price competition for industrial waste management services which developed during 1993.

  In August 1993, the Company began a company-wide reengineering program to improve gross margins by increasing the ratio of billable to nonbillable personnel, improving bidding and execution of jobs, improving the pricing of remediation work, and declining jobs with less than acceptable margins. At March 31, 1994, the Company had 1,459 regular employees (compared to 1,533 at September 30, 1993), and approximately 58% of its workforce at March 31, 1994 was billable personnel (compared to 57% at September 30, 1993). As part of the reengineering program, the Company has also implemented a new computerized service center job margin system, which allows daily tracking of margins on all work orders executed each month. Cost control efforts continue as the Company attempts to utilize its own resources more efficiently and reduce expenses paid to outside vendors for lab work, subcontract work, transportation and disposal.

  The Company does not foresee further deterioration in gross margins in the near future. However, the various factors affecting its revenues and costs described above are expected to continue through 1994.

  Primarily as a result of the reengineering program described above, selling, general and administrative expenses were reduced to below 20% of revenues in the first quarter of 1994. Management of the Company is determined to continue to hold costs at no more than that level and to improve productivity in order to offset the deterioration in gross margins caused by the current pricing environment.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain operating data associated with the Company's results of operations.

                                        PERCENTAGE OF TOTAL REVENUES
                         ----------------------------------------------------------
                         THREE MONTHS  TWELVE-MONTH                 TWELVE-MONTH
                             ENDED      YEAR ENDED    TEN-MONTH   FISCAL YEAR ENDED
                           MARCH 31,   DECEMBER 31,  PERIOD ENDED   FEBRUARY 28,
                         ------------- ------------- DECEMBER 31, -----------------
                          1994   1993   1993   1992      1991      1991    1990
                         ------ ------ ------ ------ ------------ ------  ------
Revenues................ 100.0% 100.0% 100.0% 100.0%    100.0%    100.0%  100.0%
Cost of revenues:
  Disposal costs paid to
   third parties........  12.8   15.7   15.4   18.2      20.6      17.7    17.3
  Other costs...........  57.2   49.6   51.8   47.9      46.8      51.4    54.5
                         ------ ------ ------ ------    ------    ------  ------
    Total cost of
     revenues...........  70.0   65.3   67.2   66.1      67.4      69.1    71.8
Restructuring costs.....    --     --     --     --        --      13.9      --
Selling, general and
 administrative
 expenses...............  19.3   21.6   21.1   20.4      18.7      16.6    18.8
Depreciation and
 amortization of
 intangible assets .....   5.0    5.7    5.2    5.0       5.2       5.5     5.3
                         ------ ------ ------ ------    ------    ------  ------
Income (loss) from
 operations.............   5.7    7.4    6.5    8.5       8.7      (5.1)    4.1
Interest expense (net)..   3.5    4.0    3.6    4.0       4.7       4.5     3.5
                         ------ ------ ------ ------    ------    ------  ------
  Income (loss) before
   provision for income
   taxes................   2.2    3.4    2.9    4.5       4.0      (9.6)    0.6
Provision (benefit) for
 income taxes...........   1.0    1.5    1.3    1.6       1.2      (0.8)    0.1
                         ------ ------ ------ ------    ------    ------  ------
  Net income (loss).....   1.2%   1.9%   1.6%   2.9%      2.8%     (8.8)%   0.5%

  The Company's operations are subject to seasonal fluctuations. Typically during the first quarter there is less demand for environmental remediation due to the cold weather, particularly in the Northeast and Midwest regions. In addition, factory closings for the year-end holidays reduce the volume of industrial waste generated, which results in lower volumes of waste handled by the Company during the first quarter of the following year. Customer spending for environmental remediation services is also influenced by budgetary cycles and constraints, and remediation projects are typically fewer in the first quarter of the budget year, with more projects occurring in subsequent quarters as customers seek to complete budgeted projects before the end of the year.

  The following table sets forth for the periods indicated the Company's revenues by region, based upon the locations of its 21 service centers as of March 31, 1994.

                         NUMBER OF THREE MONTHS ENDED MARCH 31,    YEAR ENDED DECEMBER 31,
                          SERVICE  ---------------------------------------------------------
REGION                    CENTERS       1994           1993          1993          1992
- ------                   --------- ------------------------------------------- -------------
                                                    (DOLLARS IN THOUSANDS)
Northeast...............      8    $ 17,216   34% $ 18,506   43% $ 84,906  42% $ 77,872  44%
Mid-Atlantic............      7      21,382   42%   14,047   32%   63,894  32%   55,317  31%
Central.................      3       6,413   12%    5,583   13%   26,044  13%   22,240  13%
Midwest.................      3       6,274   12%    5,316   12%   25,270  13%   20,764  12%
                            ---    -------- ----- -------- ----- -------- ---- -------- ----
                             21    $ 51,285  100% $ 43,452  100% $200,114 100% $176,193 100%

  Beginning in 1993, the Company also began to analyze its revenues on a product line basis based upon the type of principal services provided. The principal services provided by the Company fit within three categories: treatment and disposal of industrial wastes ("Treatment and Disposal"); field services provided at customer sites ("Field Services"); and specialized repackaging, treatment and disposal services for laboratory chemicals and household hazardous wastes ("LabPacks"). The following table sets forth such product line data for the periods indicated. Comparable data for prior periods is not available.

                                     THREE MONTHS ENDED MARCH
                                                31,
                                     -------------------------    YEAR ENDED
TYPE OF SERVICE                          1994         1993     DECEMBER 31, 1993
- ---------------                      ------------ ------------ -------------------
                                               (DOLLARS IN THOUSANDS)
Treatment and Disposal.............. $18,974  37% $20,671  47% $   90,181    45%
Field Services......................  25,591  50%  17,220  40%     80,940    40%
LabPacks............................   6,720  13%   5,561  13%     28,993    15%
                                     ------- ---- ------- ---- ---------- ------
                                     $51,285 100% $43,452 100% $  200,114   100%

THREE MONTHS ENDED MARCH 31, 1994 COMPARED TO THREE MONTHS ENDED MARCH 31, 1993

  Revenues. Revenues for the first quarter of 1994 increased 18% to $51,285,000, from revenues of $43,452,000 in the first quarter of the prior year. Combined revenues of the Mid-Atlantic, Midwest, and Central regions grew 37%, offsetting a 7% decline in the Northeast region, which was particularly hard-hit by winter weather in 1994. The Mid-Atlantic region includes the Company's service center in Puerto Rico, which had approximately $7 million of revenue during the first quarter of 1994 from the clean-up of the oil spill from a barge off the coast of Puerto Rico.

  For the first quarter of 1994, Treatment and Disposal comprised 37% of total revenues, while Field Services comprised 50% and LabPacks comprised 13%. For the first quarter of 1993, Treatment and Disposal comprised 47% of total revenues, while Field Services comprised 40% and LabPacks comprised 13%. The increase in Field Services in the first quarter of 1994 was due primarily to the impact of the Puerto Rico oil spill. Without such spill, the revenues by product line would have been 43% for Treatment and Disposal; 42% for Field Services; and 15% for LabPacks.

  The severe winter weather adversely impacted operations throughout the Company's service territory in January and February, causing business to be postponed or canceled. Although the weather caused a shortfall in revenue from its base business in January and February, the Company believes some of the postponed business was realized in March, since overall business in March was better than planned. The Company was also able during the quarter to reallocate its resources to facilitate the emergency response in Puerto Rico.

  Cost of Revenues. For the three months ended March 31, 1994, the cost of revenues as a percentage of revenues increased to 70.0% as compared to 65.3% for the same period of the prior year, reflecting the competitive pricing trends in the hazardous waste industry. However, the first quarter's cost of revenues as a percentage of revenues was the same as it was for the preceding quarter ended December 31, 1993. Despite the bad weather during January and February, the Company realized a slight gross margin improvement in its base business from the fourth quarter of 1993. The gross margin on the revenue from the Puerto Rico oil spill was substantially below the gross margin on the Company's base business, since most of the labor involved in the spill cleanup was subcontracted locally for the project as required by local law. The cost of revenues as a percentage of total revenues would have been 69.1% without the Puerto Rico spill. The Company managed to utilize resources efficiently and control costs during the quarter, so that profitability did not suffer.

  One of the largest components of cost of revenues is the cost of sending waste to other companies for disposal. Internal waste disposal capabilities have expanded as a result of continued modifications and upgrades at the Company's facilities, and acquisitions of facilities with waste treatment systems not found at other Company plants. For example, in February 1993, the Company acquired Spring Grove Resource Recovery, Inc., the operator of a hazardous waste management facility in Cincinnati, Ohio ("Spring Grove"), which provides hazardous wastewater treatment and pretreatment of waste to stabilize it before it is sent to landfills. The Company continues to benefit from a competitive pricing environment among disposal vendors, such as landfills and incinerators, to whom the Company sends waste for ultimate disposal. As a result, the Company's outside disposal costs decreased to 12.8% of revenues in the first quarter of 1994 (calculated excluding revenue from the Puerto Rico oil spill), from 15.7% of revenues in the first quarter of 1993.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended March 31, 1994 decreased to 19.3% of revenues as compared to 21.6% for the three months ended March 31, 1993. This decrease is primarily due to the reengineering program begun in August 1993, which focuses on improving productivity and the ratio of billable to nonbillable staff. See "General" above. Since June 30, 1993, the Company has reduced its nonbillable staff by 13%, while increasing its billable staff by 2%. The Company has managed to reduce its payroll base 6% since June 30, 1993, and improve its ratio of billable to nonbillable staff. At March 31, 1994, the Company had 1,459 regular employees; approximately 58% of its workforce was billable personnel, compared to 54% at June 30, 1993. Management of the Company has accomplished the goal it set in August 1993 of driving selling, general and administrative costs to below 20% of revenues.

  Interest Expense. Interest expense for the three month periods ended March 31, 1994 and March 31, 1993 was $1,819,000 and $1,737,000, respectively. No interest was capitalized during either quarter. Approximately half of the Company's debt outstanding as of March 31, 1994 consisted of amounts drawn under its Bank Revolver. Interest on amounts outstanding under the Bank Revolver are payable monthly in arrears and accrue at The First National Bank of Boston's base rate plus 1%, or at the Company's option, at a rate which is 3% over the "Eurodollar Rate" offered to the bank by prime banks in the Eurodollar interbank market. At May 31, 1994, the Company had elected the Eurodollar option with respect to $32,000,000 of the amounts outstanding under the Bank Revolver; the Eurodollar Rate was 4.38% and the bank's base rate was 7.25%. See "Liquidity and Capital Resources" below.

  Income Taxes. The effective income tax rate for the first quarter of 1994 was 46%, as compared to 44% in the first quarter of 1993. The effective rates are higher than the combined state and federal statutory rates due in part to the amortization of goodwill for accounting purposes, which is nondeductible for income tax reporting purposes. The effective rate fluctuates depending on the amount of goodwill amortization and other nondeductible amounts as compared to income before taxes. The Company expects its effective income tax rate for 1994 to be approximately 46%.

1993 COMPARED WITH 1992

  Revenues. Revenues for 1993 were $200,114,000, a 13.6% increase over 1992 revenues of $176,193,000. As shown in the regional revenue table above, the Mid-Atlantic, Central, and Midwest regions showed the benefit of the Company's expansion efforts, as the combined revenues in those three regions grew 17%, in contrast to the Northeast region, where revenues grew 9%. Despite the recessionary economy, industry-wide pricing pressures, and efforts by customers to minimize the amount of hazardous waste generated, the Company continued to experience growth in revenues, primarily from gains in market share in all regions, by expanding the range of services offered and the geographic territory served. New services not previously offered included: pretreatment of waste to stabilize it before it is sent to landfills, treatment and disposal of special categories of hazardous wastewaters (so-called "listed" waste and "lean water") previously sent to competitors for disposal; blending of waste used as supplemental fuel by industrial furnaces; and the introduction of new waste treatment technology, such as the Clean Extraction System ("CES"). The territory served expanded through opening new sales offices in areas outside the existing service area, such as Minnesota, Missouri, Kentucky, and Puerto Rico.

  Revenue in the Mid-Atlantic region grew 16% from 1992 to 1993, primarily through gains in market share. No new sales offices were opened in the region in 1993. In addition to expanding its base business in the Mid-Atlantic region, the Company also benefited from rapid growth of its Puerto Rico business, which accounted for approximately one-half of the $8.5 million increase in revenue from 1992 to 1993.

  Revenue in the Central region grew 17% from 1992 to 1993. The Central region benefited from the February 1993 acquisition of Spring Grove, the operator of a hazardous waste management facility in Cincinnati, and the opening of two sales offices (Buffalo and Columbus). The Company experienced significant gains in market share in the Central region over the past several years. For example, 1992 revenues were 53% higher than 1991 revenues. The Company expected even higher revenue growth in the Central region in 1993, leveraging off the Spring Grove acquisition. While volumes of waste handled at the Spring Grove facility and its revenues have grown since the acquisition, Central region revenue growth overall was lower than expected, largely because of lower remediation activity in the region in 1993.

  Revenue in the Midwest region grew 22% from 1992 to 1993. The Midwest region benefited from the July 1992 acquisition of Mr. Frank, Inc., an established transportation and environmental services company located near Chicago, Illinois, and the opening of a service center in Waukegan, Illinois and four sales offices (Grand Rapids, St. Louis, Minneapolis, and Indianapolis). However, gains in market share in this region were increasingly difficult to achieve, due to competition from many smaller firms offering industrial maintenance and waste disposal services at lower cost.

  The Northeast region continued to show improved business levels, despite a decline in industrial activity in the region. Revenue in the Northeast region grew 9% from 1992 to 1993. The Company believes it has regained market share from competitors, partly as a result of capitalizing on the July 1992 acquisition of Connecticut Treatment Corporation, a hazardous waste management facility located in Bristol, Connecticut, which treats "listed" wastewater. Although results for 1993 show an increase in revenues in the Northeast, revenues from 1991 to 1992 declined 6%. The prevailing trend over the past few years has been flat, as major industries in the region, such as defense, aerospace, computers, and high-technology, have experienced cutbacks in production.

  Recent gains in revenue in the Northeast exceeded the Company's expectations, while revenue growth in the other three regions did not meet expectations, primarily because of significantly lower remediation activity, particularly in the Central and Midwest regions. While waste disposal volumes were strong, competition put downward pressure on prices, which contributed to a shortfall in revenues, relative to expectations.

  Cost of Revenues. One of the largest components of cost of revenues is the cost of sending waste to other companies for disposal. The Company has been able to upgrade the quality and efficiency of its waste treatment services through the development of new technology, strategic acquisitions, and continued modifications and upgrades at its facilities. These actions reduce the Company's costs and its dependence on outside disposal vendors. Internal waste disposal capabilities expanded as a result of the CES beginning commercial operations in June 1992, the acquisition of Connecticut Treatment Corporation in the third quarter of 1992, the issuance of a new permit at the Baltimore facility in September 1992, and the acquisition of Spring Grove in the first quarter of 1993. The Company has also benefited from a competitive pricing environment among disposal facilities, such as landfills and incinerators, to which the Company sends waste for ultimate disposal. As a result, the Company's outside disposal costs decreased to 15.4% of revenue in 1993 from 18.2% of revenue in 1992.

  However, the benefits the Company experiences from price competition among disposal vendors can be outweighed when the Company reduces its waste treatment prices in response to price reductions by others. For example, price reductions by incinerators of "lean water" streams have forced the Company to reduce its prices for processing such waste streams in the CES in Baltimore, reducing profitablility since most of its costs for depreciation and labor are fixed.

  Employee costs grew significantly in 1993, as the Company increased its staff in anticipation of double-digit revenue growth. At December 31, 1992, the Company had 1,310 regular employees. Employment peaked during September 1993; at September 30, 1993 the Company had 1,533 regular employees. The Company's cost of revenues, excluding disposal costs paid to third parties, increased from 47.9% of total revenues in 1992 to 51.8% in 1993, as intense price competition and increased labor costs combined to offset the benefits the Company experienced from a competitive pricing environment among disposal facilities. As a result, the cost of revenues increased to 67.2% of revenues in 1993, as compared to 66.1% of revenues in 1992, reflecting the competitive pricing trends in the hazardous waste industry.

  In August 1993, the Company began a company-wide reengineering program to improve gross margins, by increasing the ratio of billable to nonbillable personnel, improved bidding and execution of jobs, better pricing of remediation work, and declining jobs with less than acceptable margins. See "General" above.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $42,296,000 or 21.1% of revenues in 1993, as compared to $35,923,000 or 20.4% of revenues for 1992. This increase was primarily due to the costs associated with the expansion in the Mid-Atlantic, Central and Midwest regions, and the administrative infrastructure required to support new sales offices and service centers. During the third quarter of 1993, as part of its efforts to consolidate its gains in market share and control costs, the Company closed two of the nine sales offices opened earlier in the year (in Detroit, Michigan and Kansas City, Missouri), while opening another sales office (in Buffalo, New York) and a new service center in Portsmouth, New Hampshire. At December 31, 1993, the Company maintained 29 service centers and sales offices.

  One of the goals of the reengineering program begun in August 1993 is to reduce the number of nonbillable personnel, through elimination of positions and reassigning some people from nonbillable overhead positions to billable positions included in gross margin, in an effort to reduce selling, general and administrative costs to a quarterly rate of approximately $10 million in 1994. Management of the Company has set a goal of driving selling, general and administrative costs down from the 1993 level of $42.3 million, and reducing these costs approximately 5% in 1994.

  Interest Expense. Interest expense for 1993 decreased to 3.6% of revenues, as compared to 4.0% of revenues for 1992. The decrease resulted primarily from a series of reductions in the interest rates of the Company's Bank Revolver and certain subordinated notes which occurred in the fourth quarter of 1992. The benefits of reduced interest rates were offset somewhat by the additional indebtedness incurred for acquisitions since the first half of 1992. Total debt at December 31, 1993 was approximately $5,000,000 higher than at December 31, 1992. No interest was capitalized during 1993, as compared to $301,000 of interest capitalized during 1992, primarily for the CES in Baltimore before it commenced commercial operation on June 1, 1992.

  Provision for Income Taxes. The effective income tax rate for 1993 was 46%, an increase over the 35% effective income tax rate for 1992. The rate for 1992 was lower than the combined state and federal statutory rate due in part to the utilization of certain alternative minimum tax credit carryforwards. The rate for 1993 was higher than the combined state and federal statutory rate due in part to the amortization of goodwill which is nondeductible for income tax reporting purposes. The rate fluctuates depending on the amount of income before taxes, as compared to the fixed amount of goodwill and other nondeductible amounts. The Omnibus Budget Reconciliation Act of 1993 did not impact 1993's effective income tax rate; the Company expects the Act to have a minimal impact on its rate in 1994, currently estimated to be 46%.

TWELVE-MONTH YEAR ENDED DECEMBER 31, 1992 VERSUS TEN-MONTH TRANSITION PERIOD ENDED DECEMBER 31, 1991

  Revenues. Revenues for the year ended December 31, 1992 increased 16.5% to $176,193,000 from $151,278,000 for the unaudited twelve-month period ended December 31, 1991. Combined revenues in the Mid-Atlantic, Central and Midwest regions increased to 56% of total revenues for the year ended December 31, 1992 from 45% of total revenues for the unaudited twelve-month period ended December 31, 1991. The Company continued to experience growth in those three regions, which demonstrated the Company's ability to diversify successfully from its New England base while maintaining its leading position in the Northeast. The growth in revenues in those regions resulted from gains in market share in the new markets and increased volumes of business in both environmental remediation and hazardous waste management.

  During the third quarter of 1992, the Company acquired Connecticut Treatment Corporation. This acquisition expanded the Company's range of waste processing capabilities and service lines, providing the Company with increased capacity as well as the ability to treat "listed" wastewaters, which the Company previously sent for outside disposal. During the third quarter of 1992, the Company also acquired Mr. Frank, Inc. which generated increased volumes of waste disposal, primarily for the Company's Chicago facility. These two acquisitions, along with the commencement of commercial operations of the CES in Baltimore in June 1992 and gains in market share in all regions, contributed to the 1992 revenue increase. In addition, during the fourth quarter of 1992 the Company completed a large factory decontamination project in the Mid-Atlantic region, which produced revenues in excess of $3,000,000.

  Cost of Revenues. The Company's cost of revenues for the year ended December 31, 1992 decreased to 66.1% of revenues, as compared to 67.4% of revenues for the ten-month transition period ended December 31, 1991. This decrease reflected the Company's efforts to control costs through overtime minimization and the utilization of temporary labor, as well as the implementation of selective price increases on hazardous waste disposal. In addition, the Company benefited in 1992 from a competitive pricing environment among operators of disposal facilities, such as landfills and incinerators, to which the Company sends waste for ultimate disposal.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 1992 increased to 20.4% of revenues, as compared to 18.7% of revenues during the ten-month transition period ended December 31, 1991. This increase resulted in substantial part from costs associated with the expansion of the Company in the Mid-Atlantic, Central and Midwest regions, and the administrative infrastructure required to support new sales offices and service centers. During 1992, the Company furnished and staffed 16 new locations.

  Interest Expense. Interest expense for the year ended December 31, 1992 declined to 4.0% of revenues, as compared to 4.7% of revenues for the ten-month transition period ended December 31, 1991. Although the average balance of borrowings under the Company's Bank Revolver was approximately $29,000,000 for both 1991 and 1992, a decline in the prevailing "prime" lending rate from 10.3% in 1991 to 7.8% in 1992, and an adjustment to the Company's borrowing rate after its interest coverage ratio exceeded 2:1, both contributed to lowering interest expense. In addition, the interest rate charged on approximately $5,000,000 of other indebtedness was reduced from 10.0% to 8.0% in October 1992, and the interest rate charged on approximately $2,750,000 of other indebtedness was then reduced from 12.0% to 8.0%. These interest rate reductions were offset in part by additional indebtedness resulting from the July 1992 acquisitions of Connecticut Treatment Corporation, Mr. Frank, Inc., and the office building adjacent to the Company's Natick facility.

  Provision for Income Taxes. The effective income tax rate was 35.3% during the year ended December 31, 1992, as compared to 30.3% for the transition period ended December 31, 1991. The effective income tax rate for both periods was lower than the statutory rate due to the Company's utilization of alternative minimum tax and net operating loss carryforwards. The rate for the transition period was lower than the 1992 rate because of tax benefits remaining from the 1990 write-off of the rotary kiln incinerator project.

FACTORS THAT MAY AFFECT FUTURE RESULTS

  The Company's future operating results may be affected by a number of factors, including the Company's ability to: realize and make permanent the anticipated cost reduction benefits associated with its reengineering program initiated in August of 1993; utilize its facilities and workforce profitably, in the face of intense price competition; successfully increase market share in its existing service territory while expanding its product offerings into other markets; and integrate additional hazardous waste management facilities and generate incremental volumes of waste to be handled through such facilities from existing sales offices and service centers and others which may be opened in the future.

  The Company's operations may be affected by the commencement and completion of major site remediation projects; seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' spending for remedial activities; the timing of regulatory decisions relating to hazardous waste management projects; secular changes in the process waste industry towards waste minimization and the propensity for delays in the remedial market; suspension of governmental permits; and fines and penalties for noncompliance with the myriad regulations governing the Company's diverse operations. As a result of these factors, the Company's revenues and net income could vary significantly from quarter to quarter, and past financial performance should not be considered a reliable indicator of future performance.

  The Company participates in a highly volatile industry, with multiple competitors, many of which have recently taken large write-offs and asset write-downs and undergone major restructurings, while others have announced they will undergo such restructurings and incur special charges in the near future. The Company's participation in a highly dynamic industry often results in significant volatility of the Company's common stock price, as well as that of its competitors.

ENVIRONMENTAL CONTINGENCIES

  While increasing environmental regulation often presents new business opportunities to the Company, it likewise often results in increased operating costs as the Company expands its compliance staff to cope with myriad federal, state and local regulations. The Company strives to conduct its operations in compliance with applicable laws and regulations, including environmental rules and regulations, and has as its goal 100% compliance. This effort requires programs to promote compliance, such as training employees and customers, purchasing health and safety equipment, and in some cases hiring outside consultants and lawyers. Even with these programs, management believes that in the ordinary course of doing business, companies in the environmental services and waste disposal industry are faced with governmental enforcement proceedings resulting in fines or other sanctions and will likely be required to pay civil penalties or to expend funds for remedial work on waste management facilities.

  From time to time, the Company has paid fines or penalties in governmental environmental enforcement proceedings, usually involving its waste treatment, storage and disposal facilities. The possibility always exists that substantial expenditures could result from governmental proceedings, which would have a negative impact on earnings for a particular reporting period. More importantly, federal, state and local regulators have the power to suspend or revoke permits or licenses needed for operation of the Company's plants, equipment, and vehicles, based on the Company's compliance record, and customers may decide not to use a particular disposal facility or do business with a company because of concerns about the compliance record. Suspension or revocation of permits or licenses would impact the Company's operations and could have a material adverse impact on financial results.

  Certain Company subsidiaries have transported or generated waste sent to sites which have been designated state or federal Superfund sites. As a result, the Company has been named as a potentially responsible party at 18 state and federal Superfund sites. Ten of these sites involve two subsidiaries which the Company acquired from Chemical Waste Management, Inc. ("ChemWaste"), a public company 77%-owned by WMX Technologies, Inc., and one site involves a subsidiary which the Company acquired from Southdown, Inc., a public company. As part of these acquisitions, ChemWaste and Southdown, Inc. agreed to indemnify the Company with respect to any liability of such subsidiaries for waste disposed of before the Company acquired them. With respect to the other Superfund sites at which the Company believes it may face liability, the Company has established reserves or escrows which it believes are appropriate. Therefore, the Company believes that any future settlement costs arising from any or all of the 18 Superfund sites will not be material to the Company's operations or financial position. As of June 1, 1994, the Company had accrued environmental costs of $455,000 for cleanup of Superfund sites. See "Business--Legal Proceedings."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations and capital expenditures primarily by cash flow from operations and additions to long-term debt. Cash provided by operations, before changes in current assets and current liabilities, was $15,404,000 in 1993, as compared to $15,850,000 in 1992. Net additions to long-term debt provided $4,928,000 and $220,000 in those years, respectively. Cash provided by operations, before changes in current assets and current liabilities, was $3,086,000 for the three months ended March 31, 1994 and $3,398,000 for the three months ended March 31, 1993.

  During the three months ended March 31, 1994, net reductions in long-term debt were $2,105,000, and the Company spent $630,000 on additions to plant and equipment, as compared to the same period of the prior year when its capital expenditures were $2,179,000 (excluding the cost to acquire Spring Grove), and net additions to long-term debt were $2,255,000. The Company anticipates that its capital expenditures for the remainder of 1994 will be approximately $5,400,000. The Company expects to fund these requirements through cash flow from operations.

  In February 1993, the Company purchased Spring Grove for $7,000,000. The consideration consisted of $1,400,000 in cash and 112,000 shares of Series B convertible preferred stock with a stated value of $5,600,000. During 1993, the Company spent $8,078,000 on additions to property, plant, and equipment and construction in progress, excluding the cost to purchase Spring Grove.

  At December 31, 1993, the Bank Revolver provided for a $50,000,000 revolving line of credit. The obligations of the Company under the Bank Revolver are collateralized by substantially all of the Company's assets. On November 5, 1993, the Company and its banks had amended the Bank

Revolver to increase the limits on certain debt and operating lease obligations from $4,000,000 to $9,000,000, which allows the Company to add vehicles and equipment needed to support the growth of the Company's business. On February 1, 1994, the Company and its banks further amended the Bank Revolver to modify certain covenants and increase the amount of the Bank Revolver to $55,000,000. The Bank Revolver currently permits loans of up to $40,000,000 and allows the Company to have up to $20,000,000 in letters of credit outstanding, provided that the combination of loans and letters of credit outstanding may not exceed $55,000,000 at any one time. As described under "Description of Other Indebtedness," the Company anticipates that the current terms of the Bank Revolver will be amended effective upon completion of the Offering so that the maximum amount of $55,000,000 now available for loans and letters of credit under the Bank Revolver will be reduced to $35,000,000.

  At June 30, 1994, the loans outstanding under the Bank Revolver were $33,563,963, the letters of credit aggregated $9,347,102 and the Company had available borrowing capacity of $6,436,037 under the Bank Revolver. After giving effect to the Offering and the application of net proceeds, the Company will have outstanding no indebtedness for borrowed money, except for (i) the Senior Notes, (ii) approximately $11.8 million of loans outstanding under the Bank Revolver, (iii) $5.0 million of 10.0% senior unsecured convertible notes having a final maturity in October 1999, and (iv) a $1.2 million junior subordinated note. This will increase the Company's ability to utilize its future cash flow from operations and borrowings under the Bank Revolver for operations and potential acquisitions. The Company believes that it will have adequate liquidity over the next 12 months based upon its cash flow from operations and available borrowing capacity under the Bank Revolver.

RECENT DEVELOPMENTS


  On July 11, 1994, the Company announced its unaudited results for the second quarter ended June 30, 1994. Revenues for the second quarter of 1994 were $49,683,000 with net income of $1,251,000, as compared to revenues of $51,847,000 with net income of $1,440,000 for the second quarter of 1993. Revenues for the six months ended June 30, 1994 were $100,968,000 with net income of $1,848,000, as compared to revenues of $95,299,000 with net income of $2,275,000 for the comparable six months of 1993.

  Treatment and Disposal revenue in the second quarter of 1994 fell 14% from the second quarter of 1993, reflecting industry trends toward minimization of hazardous waste generation. As a percentage of total revenues, Treatment and Disposal declined to 41% of total revenues for the second quarter of 1994, from 45% of total revenues for the same period in the prior year. Although the volume of waste handled declined, the Company has been able to improve profitability of its Treatment and Disposal business by expanding its internal waste disposal capabilities and reducing the amount of waste it sends to other companies for disposal. The Company continues to benefit from a competitive pricing environment among disposal vendors, such as landfills and incinerators, to whom the Company sends waste for ultimate disposal. As a result, the Company's outside disposal costs fell 18% to 13% of total revenues in the second quarter of 1994, from 15.2% of total revenues in the second quarter of 1993.
  Field Services revenue in the second quarter of 1994 was approximately the same as it was in the second quarter of 1993. As a percentage of total revenues, Field Services increased to 44% of total revenues for the second quarter of 1994, from 42% of total revenues for the same period in the prior year. LabPacks revenue in the second quarter of 1994 grew 18% from the second quarter of 1993. As a percentage of total revenues, LabPacks increased to 15% of total revenues for the second quarter of 1994, from 13% of total revenues for the same period in the prior year.


  The following table sets forth the Company's service center revenues by region for the six quarters ended June 30, 1994.

                         NUMBER OF      THREE MONTHS ENDED                         THREE MONTHS ENDED
                          SERVICE  ---------------------------- ---------------------------------------------------------
REGION                    CENTERS  JUNE 30, 1994 MARCH 31, 1994 DEC. 31, 1993 SEPT. 30, 1993 JUNE 30, 1993 MARCH 31, 1993
- ------                   --------- ------------- -------------- ------------- -------------- ------------- --------------
                                                                   (DOLLARS IN THOUSANDS)
Northeast...............      8       $20,703       $17,216        $22,865       $21,628        $21,907       $18,506
Mid-Atlantic............      7        16,602        21,382         16,506        17,113         16,228        14,047
Central.................      3         6,678         6,413          6,164         6,888          7,409         5,583
Midwest.................      3         5,700         6,274          7,242         6,409          6,303         5,316
                            ---       -------       -------        -------       -------        -------       -------
                             21       $49,683       $51,285        $52,777       $52,038        $51,847       $43,452

                                    BUSINESS

  The Company provides a wide range of industrial waste management services to a diversified customer base in 26 states. It is one of the largest providers of industrial waste management services in the Northeast, with a growing presence in the Mid-Atlantic, Central, and Midwest regions of the United States. The Company seeks to be recognized by customers as the premier supplier of a broad range of value-added industrial waste management services based upon quality, responsiveness, customer service, variety of risk containment systems, and cost effectiveness. The Company currently maintains a network of eight sales offices, 22 service centers and ten waste management facilities. The service centers perform site specific services and ultimately direct collected waste to the waste management facilities for treatment and processing. The Company does not own or operate end disposal sites such as landfills or incinerators.

THE INDUSTRIAL WASTE MANAGEMENT INDUSTRY

  According to industry sources, the United States industrial waste management industry had total revenues in 1992 of approximately $18.6 billion. The demand for industrial waste management services has resulted primarily from the adoption and enforcement of increasingly stringent federal, state and local environmental laws and regulations over the past 20 years. See "Environmental Regulation." These laws and regulations have significantly increased the costs and potential liabilities associated with the handling of industrial wastes. Under these laws and regulations, a broad list of industrial wastes are classified as "hazardous," and generators of hazardous wastes retain potential legal liability for the proper treatment of such wastes through and including their ultimate disposal. In response to these laws and regulations, many generators of both hazardous and nonhazardous wastes have chosen not to maintain their own treatment and disposal facilities nor to develop the technical expertise necessary to assure regulatory compliance. These generators have instead sought to have their waste streams managed by firms that possess collection, transportation, recycling, treatment, disposal and waste-tracking capabilities and have the expertise and financial capacity necessary to comply with applicable environmental laws and regulations.

  The laws and regulations which govern the industrial waste management industry are complex and wide-reaching. The most significant of such laws affecting the Company are the following federal laws:

  . The Resource Conservation and Recovery Act of 1976, as amended ("RCRA")--Governs hazardous waste generation, treatment, transportation, storage and disposal.

  . The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the "Superfund Act")--Provides for immediate response and removal actions coordinated by the EPA to releases of hazardous substances into the environment, and authorizes the EPA to order potentially responsible parties to perform any necessary clean-up.

  . The Federal Water Pollution Control Act, as amended by the Clean Water Act and subsequent amendments (the "Clean Water Act")--Prohibits discharges of wastes into waters of the United States without governmental authorization.

  . The Toxic Substances Control Act ("TSCA")--Authorizes the EPA to regulate over 60,000 commercially produced chemical substances, including the proper disposal of polychlorinated biphenyls ("PCBs").

  .The Clean Air Act--Authorizes the EPA to regulate major sources of air emissions.

  According to industry sources, the five industries which produced in 1992 the largest amounts of industrial hazardous wastes (by dollar amount of spending paid for management services) were chemicals (28.3%), oil (15.9%), paper and pulp (13.2%), primary metals (8.7%) and automotive (5.0%). In 1992, approximately 81% of the total industrial hazardous wastes in the United States (by dollar amount of spending paid for management services) were produced by plants located in 20 states. By order of spending in 1992, such states were Texas, California, Ohio, Louisiana, Illinois,

Pennsylvania, Georgia, New York, Indiana, Michigan, New Jersey, Alabama, North Carolina, Tennessee, Washington, Wisconsin, Kentucky, South Carolina, Florida and Missouri. The Company currently operates service centers or sales offices in 12 of these 20 states and has plans to expand into an additional four states: Georgia, South Carolina, Tennessee and Texas.

  As a large industrial waste management firm, the Company has significant cost advantages over many of its competitors in terms of its ability to efficiently utilize its waste management facilities and to negotiate more favorable terms for end disposal of waste. Several recent industry trends provide the Company with opportunities to grow by focusing on technological innovation, sound waste-tracking capabilities, cost reduction and a heightened commitment to customer service and responsiveness. These trends include: (i) efforts by many generators of industrial wastes to decrease the number of service providers that they utilize to a select group of industry leaders in order to minimize potential liability inherent in using less qualified firms; (ii) efforts by waste generators to reduce or recycle their waste through utilizing service providers which offer alternative disposal and treatment technologies; and
(iii) a reduction in the cost of end disposal as a result of surplus landfill and incinerator capacity and the emergence of new disposal alternatives. These trends are leading to a significant consolidation of the industrial waste management industry. The Company has benefited and expects to continue to benefit from these trends through attractive acquisitions, increased market share and new market opportunities.

BUSINESS STRATEGY

  In order to maintain and enhance its leading position in the industrial waste management industry, the Company has implemented a strategy of internal growth through the increased utilization of existing facilities, the addition of new sales offices and service centers, and the development of new waste management services. In addition, the Company achieves external growth through strategic acquisitions.

  Increased Utilization of Waste Management Facilities. The Company currently has ten waste management facilities which represent a substantial investment in permits, plant and equipment. These facilities provide the Company with significant operating leverage. There are opportunities to expand capacity at these facilities by modifying the terms of the existing permits and by adding capital equipment and new technology. Through selected permit modifications, the Company can expand the range of treatment services which it offers to its customers without the large capital investment necessary to acquire or build new waste management facilities. The Company believes that permits for new industrial waste management facilities will become increasingly difficult to obtain, thereby placing new entrants and weaker competitors at a disadvantage.

  Sales Office/Service Center Expansion. The Company opens sales offices in attractive target markets which can be serviced by existing facilities and expand the Company's service areas. As demand at a particular sales office reaches a sufficient level, the sales office can be upgraded to a service center with field service capabilities by the addition of field technicians, service personnel and equipment. The Company's sales offices and service centers direct waste into the Company's waste management facilities. This allows the Company to expand its service areas with low risk capital investment and to maximize throughput with minimal incremental cost by obtaining additional wastes to be handled by the Company's service centers and waste management facilities. Since January 1, 1993, the Company has added eight sales offices and one service center, and three sales offices have been upgraded to service centers.

  New Waste Management Services. Industrial waste generators are demanding alternatives to traditional waste disposal methods in order to increase recycling and reclamation and to minimize the end disposal of hazardous waste into the environment. The Company utilizes its technological expertise and innovation to improve and expand the range of services which it offers to its customers. The Company has commercialized a hazardous waste treatment system, the Clean Extraction System ("CES"), to extract toxic compounds from industrial wastewaters by utilizing non-toxic liquid carbon dioxide at high pressures. CES offers for certain wastewater streams a recycling alternative to incineration or injection into deep underground wells. The Company has also recently signed a development agreement with Molten Metal Technology, Inc., an environmental technology company developing a proprietary technology known as Catalytic Extraction Processing which uses a molten metal bath as a catalyst and solvent to break down the molecular structures of various hazardous wastes into their elements for recycling or reuse.

  Capitalization on Industry Consolidation. The Company believes that its large industrial customers will ultimately require a comprehensive range of waste treatment capabilities to be provided by a select number of service providers. This trend will put smaller operators at a competitive disadvantage due to their size and limited financial resources. To respond to its customers' needs, the Company has increased the range of waste management services it offers and has followed a strategy of acquiring companies in existing, contiguous and new market areas. Since its formation in 1980, the Company has completed 12 acquisitions, each of which has proven successful in expanding the Company's market share and cash flow. The Company continues to investigate and discuss other potential acquisitions of permitted facilities in order to enhance service to its existing customer base and expand its customer base to include new regional and super-regional waste generators. The Company has signed a letter of intent with Chemical Waste Management, Inc. which would allow the Company to expand its Chicago waste management facility into an adjoining site. See "Business--Properties--Hazardous Waste Management Facilities--Chicago, IL." Acquisitions within the Company's existing areas of operation serve to capture incremental market share, while geographic expansion creates new market opportunities. See "Acquisitions" below.

ACQUISITIONS

  The Company has made five acquisitions since January 1, 1989.

DATE OF ACQUISITION                    COMPANY ACQUIRED                    PURCHASE PRICE
- -------------------                    ----------------                    --------------
       1989          ChemClear Inc., a publicly-traded company in the      $27.6 million
                     business of treating liquid and semi-liquid
                     hazardous and nonhazardous industrial wastes at
                     treatment plants in Baltimore, Maryland; Cleveland,
                     Ohio; Chicago, Illinois; and Chester, Pennsylvania
       1989          Murphy's Waste Oil Service, Inc., the operator of a   $0.2 million
                     waste oil treatment and storage facility in Woburn,
                     Massachusetts
       1992          Connecticut Treatment Corporation, the operator of a  $2.4 million hazardous waste treatment facility in Bristol,
                     Connecticut
       1992          Mr. Frank, Inc., a Chicago-based transportation and   $2.2 million
                     environmental services company serving industrial
                     companies primarily in Illinois, Indiana and
                     Michigan
       1993          Spring Grove Resource Recovery, Inc., the operator    $7.0 million
                     of a hazardous waste treatment facility in
                     Cincinnati, Ohio

  Prior to closing any acquisition, the Company attempts to investigate thoroughly the current and contingent liabilities of the company to be acquired, including potential liabilities arising from noncompliance with environmental laws by prior owners for which the Company, as a successor owner, might become responsible. The Company also seeks to minimize the impact of potential liabilities by obtaining indemnities and warranties from the sellers which may be supported by deferring payment of or by escrowing a portion of the purchase price. See "Legal Proceedings" below for a description of the indemnities which the Company has received in connection with past acquisitions.

  As part of its growth strategy the Company continues to investigate and discuss other potential acquisitions. However, no definitive agreements have been entered into by the Company relating to any potential material acquisition, and there can be no assurance that such discussions will result in additional acquisitions.

SERVICES

  The principal services provided by the Company fit within three categories: treatment and disposal of industrial wastes ("Treatment and Disposal"); field services provided at customer sites ("Field Services"); and specialized repackaging, treatment and disposal services for laboratory chemicals and household hazardous wastes ("LabPacks"). The Company markets these services on an integrated basis and, in many instances, services in one area of the business support or lead to a project undertaken in another area.


  [WHEEL CHART SHOWING THE TYPES OF SERVICES PROVIDED BY THE COMPANY AND THEIR
                   RESPECTIVE PERCENTAGES OF TOTAL REVENUES]


  In addition to these three principal services, the Company also provides technical services such as analytical testing and engineering services and personnel training. Such technical services primarily support the Company's principal services, although technical services are also offered to a limited extent on a stand-alone commercial basis.

  The Company currently maintains a network of ten waste management facilities, 22 service centers and eight sales offices. The service centers and sales offices accommodate sales personnel who develop and maintain contact with the Company's customers. Customers are generally covered by a two person team: an "account manager" who is responsible for sales and a "customer service account manager" who is responsible for order taking, handling customer inquiries and other administrative tasks. Account managers utilize the expertise of product specialists in order to evaluate the scope of a potential job, quote a job and ultimately detail the work order, including personnel and equipment necessary to complete the job. The service centers also serve as depots for the specialized equipment and trained technical personnel which respond to customers' waste management requirements. The Company utilizes a "hub and spoke" organization where service centers and sales offices feed waste disposal business into the Company's ten waste management facilities.

  As an integral part of the Company's services, industrial wastes are collected from customers and transported by the Company to and between its facilities for treatment or bulking for shipment to final disposal locations. In providing this service, the Company utilizes a variety of specially designed and constructed tank trucks and semi-trailers, as well as other third-party transporters, including railroads. Liquid waste is frequently transported in bulk, but may also be transported in drums. Heavier sludges or bulk solids are transported in sealed, roll-off containers or bulk dump trailers.

  TREATMENT AND DISPOSAL. The Company transports, treats and disposes of industrial wastes for commercial and industrial customers, health care providers, educational and research organizations, other waste management companies and governmental entities. The wastes handled include substances which are classified as "hazardous" because of their corrosive, ignitable, infectious, reactive or toxic properties, and other substances subject to federal and state environmental regulation. Waste types processed or transferred in drummed or bulk quantities include:

  . flammables, combustibles and other organics, . acids and caustics,
  .  cyanides and sulfides,
  .  solids and sludges,
  .  industrial wastewaters,
  . PCB materials and electrical light ballasts, . medical waste,
  .  other regulated wastes, and
  .  nonhazardous industrial waste.

  Before the Company receives hazardous waste from a customer, detailed paperwork and analysis are completed to document the nature of the waste. A representative sample of the expected waste is analyzed in a Company-owned laboratory in order to establish a waste profile and to enable the Company to recommend the best method of treatment and disposal. Prior to unloading at the Company's treatment facility, a representative sample of the delivered waste is tested and analyzed to insure that it conforms to the customer's waste profile record. Once the wastes are characterized, compatible groups are consolidated to achieve economies in storage, handling, transportation and ultimate treatment and disposal. At the time of acceptance of a customer's waste at the Company's facility, a unique computer "bar code" identification character is assigned to each container of waste, enabling the Company to use sophisticated computer systems to track and document the status, location and disposition of the waste.

  Wastewater Treatment. The Company's treatment and resource recovery operations involve processing hazardous wastes through the use of physical, chemical, thermal or other methods, and the reclamation and reuse of certain wastes. The nonrecoverable materials produced by these interim processing operations are then disposed of off-site at facilities owned and operated by unrelated businesses.

  The Company treats a broad range of industrial liquid and semi-liquid wastes containing heavy metals, organics and suspended solids, including:

  .  acids and caustics,
  .  ammonias, sulfides, and cyanides,
  . heavy metals, ink wastes, and plating solutions, . landfill leachates and scrubber waters, and . oily wastes and water soluble coolants.

  Wastewater treatment can be economical as well as environmentally sound, by combining different wastewaters in a "batching" process that reduces costs for multiple waste stream disposal. Acidic waste from one source can be neutralized with alkaline from a second source to produce a neutral solution.

  Physical Treatment. Physical treatment methods include distillation, separation and stabilization. These methods are used to reduce the volume of waste material or to make it suitable for further treatment, reuse, or disposal. Distillation uses heat to remove liquids from solids or sludges. Separation utilizes techniques such as sedimentation, filtration, flocculation and centrifugation to remove solid materials from liquids. Stabilization refers to a category of waste treatment processes designed to reduce contaminant mobility or solubility and convert waste to a more chemically stable form. Stabilization technology includes many classes of immobilization systems and applications. Examples include low-temperature processes such as adding a sand-like cement material, and high-temperature processes such as vitrification. Stabilization is a frequent treatment method for metal-bearing wastes received at several Company facilities, which treat the waste to meet specific federal land disposal restrictions. After treatment, the waste is tested to confirm that it has been rendered nonhazardous. It can then be sent to a nonhazardous waste landfill, at significantly lower cost than disposal at a hazardous waste landfill.

  Thermal Treatment. Thermal treatment refers to processes that use high temperature incineration as the principal means of waste destruction. The Company operates an incinerator at its Braintree facility which was previously used to destroy hospital waste. In late 1991, approvals were granted to allow the incinerator to destroy nonhazardous wastes which were previously sent to landfills or municipal incinerators. It also generates steam which is used in steam distillation equipment for reclaiming solvents. Other waste residues are incinerated in off-site facilities owned and operated by other companies.

  Resource Recovery. Resource recovery involves the treatment of wastes using various methods which will effectively remove contaminants from the original material to restore its fitness for its intended purpose, and to reduce the volume of waste requiring disposal. In conjunction with recent regulatory provisions restricting the burial of various types of hazardous wastes, the Company substantially upgraded its existing facilities for the reclamation and reuse of certain wastes, particularly solvent-based wastes generated by industrial cleaning operations, metal finishing and other manufacturing processes.

  Spent solvents that can be recycled are processed through thin film evaporators and other processing equipment and are distilled into clean, usable products. Upon recovery of these products, the Company either returns the recovered solvents to the original generator or sells them to third parties.

  Other nonrecoverable organic liquids with sufficient heat value are blended to meet strict specifications for use as supplemental fuels for cement kilns, blast furnaces and other high-efficiency boilers. The Company has established relationships with a number of supplemental fuel users that are licensed to accept the blended fuel material. Although the Company pays a fee to the users who accept this product, this disposal method is substantially less costly than other disposal methods.

  Clean Extraction System. The Clean Extraction System ("CES") is a hazardous waste treatment system commercialized by the Company which extracts organic compounds from industrial wastewater. CES uses carbon dioxide that has been compressed at high pressure into a liquid. Under these "supercritical" conditions, carbon dioxide acts as a powerful solvent for most commonly occurring contaminants. CES uses supercritical carbon dioxide as a solvent to remove organic contaminants, such as gasoline, acetone, methylene chloride, pesticides and other chemicals, from industrial wastewater called "lean water." Lean water is generated by oil companies, utilities, and manufacturers of specialty chemicals and pharmaceuticals.

  The CES was installed at the Company's Baltimore facility, and began commercial operation in June 1992. The system includes specialized pretreatment and post-treatment systems and techniques, in addition to a central extractor unit, to maximize extraction efficiency. In the Baltimore CES, wastewater receives chemical and physical pretreatment before entering a central extractor unit. The wastewater is fed into the top of a 40-foot tall pressurized chamber, and flows down through a stack of perforated plates as a continual supply of liquefied carbon dioxide rises from the bottom of the chamber. As the wastewater and carbon dioxide mix, organic contaminants separate from the water and dissolve in the carbon dioxide. The liquid carbon dioxide flows from the top of the chamber into a decompression vessel. As the pressure decreases, the carbon dioxide vaporizes into a gas, leaving the organic contaminants at the bottom of the vessel, where they are collected. The concentrated organics can be recycled or burned as a supplemental fuel for resource recovery. The cleansed water flows from the bottom of the chamber, through a series of decompression and post-treatment tanks. After treatment, the cleansed water is discharged to the City of Baltimore sewer treatment works.

  This process enables the Company to handle a broad range of complex, difficult to treat organic and inorganic "lean waters" formerly sent to other companies for disposal. CES offers the Company's industrial customers, such as chemical or pharmaceutical companies, an attractive recycling alternative to disposal of their "lean water" by incineration or injection into deep underground wells. Current treatment capacity is between six and ten million gallons per year, depending on the characteristics of the wastewater being treated.

  Proposed Catalytic Extraction Processing. In May 1994, the Company signed a development agreement with Molten Metal Technology, Inc. of Waltham, Massachusetts ("MMT"), an environmental technology company developing an innovative, proprietary processing technology known as Catalytic Extraction Processing ("CEP"). CEP utilizes a molten metal bath as a catalyst and solvent to break down the molecular structures of various hazardous wastes into their elements. With the addition of various other elements, industrial compounds are made into products for reuse as a raw material by the feedstock generator or for sale to other industrial users. Under the development agreement, the Company and MMT have agreed to install a CEP system at one of the Company's waste management facilities. Under the proposed arrangement, MMT will be primarily responsible for the design, engineering, financing, construction, start-up and operation of the CEP system, while the Company will provide the site and infrastructure around a building which will house the CEP system. MMT will then build, own and operate the CEP system and be responsible for the disposition of CEP products generated from the processing of feedstocks, while the Company will be responsible for delivery of feedstocks. The Company will pay MMT market prices to process the feedstocks and will share in any profits generated by the CEP system. However, development of the CEP system pursuant to the development agreement is subject to a number of conditions and uncertainties, including the negotiation and execution of definitive agreements, and no assurances can be given that the CEP system will be successfully developed or operated.

  Disposal. After treatment of industrial wastes at the Company's facilities, the hazardous waste residues (such as sludges) which remain after such treatment are disposed of in facilities operated by third parties. The Company also arranges for the disposal of its customers' hazardous wastes which cannot be treated at Company-owned facilities. Arrangements are made for disposal primarily in incinerators, landfills, or other permitted disposal facilities operated by third parties. These arrangements are typically made before the Company accepts waste. Although the Company's facilities are licensed to store waste, such storage is for a short period of time, usually a matter of days, before the waste is sent for ultimate disposal. On occasion, a service center may also arrange to ship a customer's waste direct to another disposal company, such as a landfill or incinerator, if the size of the waste shipment or its characteristics are such that the waste does not need to pass through one of the Company's own waste management facilities. As the volume of waste handled by the Company has grown, the Company has negotiated favorable disposal arrangements with numerous companies. The Company is not dependent on any one disposal company, and the loss of any particular outlet for disposal of waste would not have a material impact on the Company.

  The Company's wastewater treatment operations are dependent upon access to publicly owned treatment works and to hazardous or nonhazardous waste landfills for the disposal of its byproduct wastes. Generally, the Company has not experienced significant difficulty in obtaining the necessary permits from local sewer authorities.

  FIELD SERVICES. The Company provides a wide range of environmental field services to maintain industrial facilities and process equipment, as well as clean up or contain actual or threatened releases of hazardous materials into the environment. These services are provided primarily to large chemical, petroleum, transportation, utility, industrial and waste management companies, and to governmental agencies. The Company's strategy is to identify, evaluate, and solve its customers' environmental problems, on a planned or emergency basis, by providing a comprehensive interdisciplinary response to the specific requirements of each project.

  Industrial Maintenance. Many of the Company's customers have a recurring need to clean equipment and facilities periodically in order to continue operations, maintain and improve operating efficiencies of their plants, and satisfy safety requirements. Industrial maintenance involves chemical cleaning, hydroblasting, vacuuming, and other methods to remove deposits from process equipment, such as paint booths and plating lines, and storage facilities for material used in the manufacturing or production process, such as feedstocks, chemicals, fuels, paints, oils, inks, metals and many other items. Service centers are equipped with specialty equipment, such as high volume pumps, pressure washers, nonsparking and chemical resistant tools, and a variety of personal protective equipment, to perform maintenance services quickly, usually during "off periods" to minimize downtime from production.

  Project Management. An increasingly important area of the Company's operations is the management of complex environmental remediation projects. These projects may include surface remediation, groundwater restoration, site and facility decontamination, and emergency response. An interdisciplinary team of managers, chemists, engineers, and compliance experts design and implement result-oriented remedial programs, incorporating both off-site removal and on-site treatment, as needed. The remedial projects group functions as a single source management team, relieving the customer of the administrative and operational burdens associated with environmental remediation. As a full-service environmental services provider, the Company eliminates the need for multiple subcontractors.

  These projects vary widely in scope, duration and revenue, and they are typically performed under service agreements between the customer and the Company. Environmental remediation projects may be undertaken in conjunction with or lead to contracts for additional remediation work or for hazardous waste management services, and typically involve the Company's analytical laboratory and engineering group.

  Surface Remediation. Surface remediation projects arise in two principal areas: the planned cleanup of hazardous waste sites and the cleanup of accidental spills and discharges of hazardous materials, such as those resulting from transportation and industrial accidents. In addition, some surface remediation projects involve the cleanup and maintenance of industrial lagoons, ponds and other surface impoundments on a recurring basis. In all of these cases, an extremely broad range of hazardous substances may be encountered.

  Surface remediation projects generally require considerable interaction among engineering, project management and analytical services. Following the selection of the preferred remedial alternative, the project team identifies the processes and equipment for cleanup. Simultaneously, the Company's health and safety staff develops a site safety plan for the project. Remedial approaches usually include physical removal, mechanical dewatering, stabilization or encapsulation.

  Groundwater Restoration. The Company's groundwater restoration services typically involve response to above-ground spills, leaking underground tanks and lines, hazardous waste landfills and leaking surface impoundments. Groundwater restoration efforts often require complex recovery systems, including recovery drains or wells, air strippers, biodegradation or carbon filtration systems, and containment barriers. These systems and technologies can be used individually or in combination to remove a full range of floating or dissolved organic compounds from groundwater. The Company internally designs and fabricates most mobile or fixed site groundwater treatment systems.

  Site and Facility Decontamination. Site and facility decontamination involves the cleanup and restoration of buildings, equipment and other sites and facilities that have been contaminated by exposure to hazardous materials during a manufacturing process, or by fires, process malfunctions, spills or other accidents. The Company's projects have included decontamination of electrical generating stations, electrical and electronics components, transformer vaults and commercial, educational, industrial, laboratory, research and manufacturing facilities.

  Emergency Response. The Company undertakes environmental remediation projects on both a planned and emergency basis. Emergency response actions may develop into planned remedial action projects when soil, groundwater, buildings, or facilities are extensively contaminated. The Company has established specially trained emergency response teams which operate on a 24-hour basis from service centers covering 20 states. Many of the Company's remediation activities result from a response to an emergency situation by one of its response teams. These incidents can result from transportation accidents involving chemical substances, fires at chemical facilities or hazardous waste sites, transformer fires or explosions involving PCBs, and other unanticipated developments when the substances involved pose an immediate threat to public health or the environment, such as possible groundwater contamination.

  Emergency response projects require trained personnel, equipped with protective gear and specialized equipment, prepared to respond promptly whenever these situations occur. To meet the staffing requirements for emergency response projects, the Company relies in part upon a network of trained personnel who are available on a contract basis for specific project assignments. The Company's health and safety specialists and other skilled personnel closely supervise these projects during and subsequent to the cleanup. The steps performed by the Company include rapid response, containment and control procedures, analytical testing and assessment, neutralization and treatment, collection, and transportation of the substances to an appropriate treatment or disposal facility.

  LABPACKS. The Company provides specialized repackaging, treatment and disposal services for laboratory chemicals and household hazardous wastes. Such chemicals and wastes are put into

LabPacks, which are packages smaller than a 55-gallon drum, generally less than five gallons or 50 pounds. The Company offers generators of LabPack quantity waste the same economical and environmentally sound disposal services that have been offered for years to large industrial generators. The LabPack operation services a wide variety of customers, including:

  . engineering and research and development divisions of industrial companies,
  . college, university and high school labs, . EPA labs and Veterans Administration facilities,
  .  hospitals and medical care labs,
  .  state and local municipalities, and
  . tens of thousands of residents through household hazardous waste collection days.

  The Company provides a team of qualified personnel with science degrees and special training to collect, label and package waste at the customer's site. LabPacks are then transported to one of the Company's facilities for consolidation into full-size containers, which are then sent for further treatment or disposal as part of the Company's treatment and disposal services described above. As described above, disposal options include reclamation, fuels blending, incineration, aqueous treatment, and secure chemical landfill.

  TECHNICAL SERVICES. Technical services consist primarily of analytical testing, engineering services and personnel training. Many of the Company's principal services as described above involve the selection and application of various technologies. The Company's analytical testing laboratories perform a wide range of quantitative and qualitative analyses to determine the existence, nature, level, and extent of contamination in various media. The Company's engineering staff identifies, evaluates and implements the appropriate environmental solution.

  Analytical Testing and Engineering Services. The Company provides analytical testing and engineering services as technical support to complement its primary services. For example, if the Company is engaged to perform an entire environmental remediation project, it will first perform a site or situation assessment. A site assessment begins with the determination of the existence of contamination. If present, the nature and extent of the contamination is defined by gathering samples and then analyzing them at one of the Company's laboratories in order to establish or verify the nature and extent of the contaminants. The Company's engineering staff then develops, evaluates and presents alternative solutions to remedy the particular situation. Often treatment systems are completely designed, engineered and fabricated by the Company in house. It then implements the mitigation and decontamination program mutually selected by the customer and the Company.

  Analytical testing and engineering services are also provided as a separate service if a customer requires an analysis with respect to certain material, or if a customer is searching for an appropriate solution to an environmental problem or if an environmental assessment is required to allow a transfer of property.

  The Company operates an EPA-qualified and state-certified analytical testing laboratory in Braintree, Massachusetts which tests samples provided by customers to identify and quantify toxic pollutants in virtually every component of the environment. The laboratory staff evaluates the properties of a given material, selects appropriate analytical methods, and executes a laboratory work plan that results in a comprehensive technical report. The Company operates a laboratory in Bedford, Massachusetts to test samples of "lean water" to determine suitability for treatment through the CES in Baltimore.

  The Company also maintains laboratories at its waste management facilities to identify and characterize waste materials prior to acceptance for treatment and disposal, and operates mobile laboratory facilities for field use in emergency response and remedial action situations.

  Personnel Training. The Company provides comprehensive personnel training programs for its own employees and those of its customers on a commercial basis. Such programs are designed to promote safe work practices under potential hazardous environmental conditions, whether or not toxic chemicals are present, in compliance with stringent regulations promulgated under RCRA and the federal Occupational Safety and Health Act ("OSHA"). The Company's Technical Training Center at its Kingston, Massachusetts facility includes a 2,000 gallon tank for confined space entry, exit, and extraction, an air-system demonstration maze, respirator fit testing room, leak and spill response equipment, and a layout of a mock decontamination zone, all designed to fulfill the requirements of OSHA Hazardous Waste and Emergency Response Standards.

CUSTOMERS

  Since January 1994, the Company has executed approximately 2,500 work orders per month for over 4,400 customers. The Company's sales efforts are directed toward establishing and maintaining relationships with businesses which have ongoing requirements for one or more of the Company's services. The Company's customer list includes 296 of the companies on the 1994 Forbes 500 list of largest United States companies. In addition, the Company's customers include most of the major utilities in the Northeast and Mid-Atlantic regions. The Company's customers are primarily chemical, petroleum, transportation, utility and industrial firms, other waste management companies and government agencies. Management believes that the Company's diverse customer base, in terms of number, industry and geographic location, as well as its large presence in New England, provide it with a recurring stream of revenue and stability of cash flow. The Company estimates that in excess of 80% of its revenues is derived from previously served customers with recurring needs for the Company's services. The Company believes the loss of any single customer would not have a material adverse effect on the Company's financial condition or results of operations.

  The Company's customer base is diverse, and generally not concentrated in particular industries, such as the petroleum or defense sectors, where business activity may be cyclical. In addition to serving industrial customers such as utilities, railroads, pipelines, pharmaceutical manufacturers, and chemical companies, the Company serves health care and educational institutions, federal, state and local governmental bodies, and thousands of small quantity generators who have recurring needs for multiple services in managing their environmental exposure.

  Under applicable environmental laws and regulations (see "Environmental Regulation"), generators of hazardous wastes retain potential legal liability for the proper treatment of such wastes through and including their ultimate disposal. In response to these potential liability concerns, many large generators of industrial wastes and other purchasers of waste management services (such as general contractors on major remediation projects) have increasingly sought to decrease the number of providers of such services that they utilize. Waste management companies which are selected as "approved vendors" by such large generators and other purchasers are firms, such as the Company, that possess sound collection, recycling, treatment, transportation, disposal and waste tracking capabilities and have the expertise and financial capacity necessary to comply with applicable environmental laws and regulations. By becoming an "approved vendor" of a large waste generator or other purchaser, the Company becomes eligible to provide waste management services to the various plants and projects of such generator or purchaser which are located in the Company's service areas. However, in order to obtain such "approved vendor" status, it may be necessary for the Company to bid against other qualified competitors in terms of the services and pricing to be provided. Furthermore, large generators or other purchasers of waste management services often periodically audit the Company's facilities and operations to insure that the Company's waste management services to such customers are being performed in compliance with applicable laws and regulations and with other criteria established by the Company and by such customers.

COMPLIANCE

  The Company regards compliance with applicable environmental regulations as a critical component of its overall operations, both from the standpoint of the health and safety of its employees and as a service to its customers. See "Environmental Regulation." The Company strives to maintain the highest professional standards in its compliance activities; its internal operating requirements are in many instances more stringent than those imposed by regulation. The Company's compliance program has been developed for each of its operational facilities under the direction of the Company's corporate compliance staff. The compliance staff consists of approximately 40 full-time employees who are responsible for facilities permitting and compliance, health and safety, field safety, compliance training, transportation compliance, and related record keeping. The Company also performs periodic audits and inspections of the disposal facilities of other firms utilized by the Company.

  The Company's treatment, storage and recovery facilities are frequently inspected and audited by regulatory agencies, as well as by customers. Although the Company's facilities have been cited on occasion for regulatory violations, the Company believes that each facility is in substantial compliance with applicable requirements. All major facilities and service centers have a full-time compliance or health and safety representative to oversee the implementation of the Company's compliance program at the facility or service center. These highly-trained regulatory specialists are independent from operations and report to corporate compliance, which in turn reports directly to the Chief Executive Officer.

MANAGEMENT OF RISKS

  The Company follows a program of risk management policies and practices designed to reduce potential liability, as well as to manage customers' ongoing regulatory responsibility. This program includes employee training, environmental auditing, and policy decisions restricting the types of wastes handled. The Company evaluates all revenue opportunities and declines those which it believes involve unacceptable risks. The Company avoids handling high-hazard waste such as explosives, and frequently utilizes specialty subcontractors to handle such materials when confronted at a job site.

  The Company only disposes of its wastes at facilities owned and operated by firms which the Company has approved as prudent and financially sound. Typically, the Company applies established technologies to the treatment, storage and recovery of hazardous wastes. The Company believes its operations are conducted in a safe and prudent manner and in substantial compliance with applicable laws and regulations.

INSURANCE

  The Company's present insurance programs cover the potential risks associated with its multifaceted operations from two primary exposures: direct physical damage and third-party liability. The Company maintains a casualty insurance program providing coverage for vehicles, workers compensation, employers liability, and comprehensive general liability in the aggregate amount of $25,000,000 per year, subject to a retention of $250,000 per occurrence, except on general liability where the retention is $500,000. Since the early 1980s, casualty insurance policies have typically excluded liability for pollution, which is covered under a separate pollution liability program.

  The Company has pollution liability insurance policies covering the Company's potential risk in three areas: as a contractor performing services at customer sites; as a transporter of waste; and while it handles waste at the Company's facilities. Acstar Insurance Company provides contractor's liability insurance of $2,000,000 per occurrence and $5,000,000 in the aggregate, covering off-site remedial activities and associated liabilities. Lloyds of London provides pollution liability coverage for waste in-transit with single occurrence and aggregate liability limits of $29,000,000. This Lloyds of London policy covers liability in excess of $1,000,000 for pollution caused by sudden and accidental occurrences during transportation of waste and at the Company's facilities, from the time waste is picked up from a customer until its delivery to the final disposal site.

  Both federal and state regulations require liability insurance coverage for all facilities that treat, store, or dispose of hazardous waste. In 1989, the Company established a captive insurance company pursuant to the Federal Risk Retention Act of 1986. This company qualifies as a licensed insurance company and is authorized to write professional liability and pollution liability insurance for the Company and its operating subsidiaries. RCRA and comparable state hazardous waste regulations require hazardous waste handling facilities to maintain pollution liability insurance in the amount of $3,000,000 per occurrence and $6,000,000 in the aggregate per year for sudden and non-sudden occurrences. Currently, the Company uses its captive insurance company to provide (i) the first $1,000,000 of insurance against liability from sudden occurrences at its facilities, with the excess coverage provided by Lloyds of London, and (ii) the full policy limits of insurance for non-sudden occurrences.

  The Company's ability to continue conducting its industrial waste management operations could be adversely affected if the Company should become unable to obtain sufficient insurance to meet its business and regulatory requirements in the future. The availability of insurance may also be influenced by developments within the insurance industry, although other businesses in the industrial waste management industry would be similarly impacted by such developments.

  Under the Company's insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. It is the policy of the Company to retain a significant portion of certain expected losses related primarily to workers' compensation, physical loss to property, and comprehensive general and vehicle liability. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims. The Company has been successful in negotiating lower premiums recently, due in part to its favorable historical loss experience. The cancellation terms applicable to the Company are similar to those of other companies in other industries.

COMPETITION

  The Company competes with numerous large and small companies, each of which is able to provide one or more of the industrial waste management services offered by the Company and some of which have access to greater financial resources. The Company believes it offers a more comprehensive range of industrial waste management services than any of its competitors in its service territory. The Company also believes that its ability to market and provide its services on an integrated basis constitutes a significant competitive advantage for the Company.

  The Company's competitive position with respect to its treatment and disposal services is enhanced by the proximity of its facilities to hazardous waste generators and the barriers to market entry provided by capital and licensing requirements. However, treatment, recovery and disposal operations are conducted by a number of national and regional waste management firms. The Company believes that physical proximity of treatment and disposal facilities, comprehensiveness of services, safety, and quality of services and efficiency are the most significant factors in the market for treatment and disposal services.

  In field services, the Company's competitors include major national and regional environmental services firms which have environmental remediation staffs. The availability of skilled technical professional personnel, quality of performance, diversity of services and, to a certain extent, price, are the key competitive factors.

EMPLOYEES

  As of June 30, 1994, the Company employed 1,419 people on a regular basis. None of the Company's employees is subject to a collective bargaining agreement, and the Company believes that its relationship with its employees is satisfactory.

PROPERTIES

  The properties of the Company consist primarily of ten waste management facilities, 22 service centers, various environmental remediation equipment and a fleet of approximately 600 transportation vehicles. The ten waste management facilities are described below. All of such facilities are owned by the Company, except for the Chicago hazardous waste management facility which is leased under a lease which (with extensions) expires September 2000 and the Woburn, Massachusetts waste oil treatment and storage facility which is leased under a lease which (with extensions) expires February 2004.

  Hazardous Waste Management Facilities. The Company currently maintains seven hazardous waste management facilities at which it processes, treats and temporarily stores hazardous wastes for later resale, reuse or off-site treatment or disposal. Every facility that treats, stores or disposes of hazardous wastes must obtain a license from the federal EPA or an authorized state agency and must comply with certain operating requirements. See "Environmental Regulation--Federal Regulation of Hazardous Waste" below for a description of licenses issued under the Resource Conservation and Recovery Act of 1976 ("RCRA"). Seven of the Company's ten waste management facilities are subject to RCRA licensing; all seven have been issued RCRA Part B licenses, one of which is under appeal.

  The Company has made substantial modifications and improvements to the physical plant and treatment and process equipment at its treatment facilities. These modifications are consistent with the Company's strategy to upgrade the quality and efficiency of treatment services, to expand the range of services provided and to ensure regulatory compliance and operating efficiencies at these facilities. Major features of this program are the addition of new treatment systems, such as the CES in Baltimore, expansion of analytical testing laboratories, drum storage and processing facilities, and equipment rearrangement and replacement to improve operating efficiency.

   Braintree, MA. The Company's largest facility is located in Braintree, Massachusetts, just south of Boston. The facility is primarily engaged in drummed waste processing and consolidation, solvent recovery, transformer decommissioning, PCB storage and processing, blending of waste used as supplemental fuel by industrial furnaces, and incineration of small quantities of nonhazardous waste. The facility has been operated under a state Interim Hazardous Waste Facility License, which gave it Part A Interim Status, since 1981. The Company acquired the facility in 1985. In June 1992, the Massachusetts Department of Environmental Protection (the "DEP") approved the Company's application for a final Hazardous Waste Facility License, which would give the facility a final Part B license for a five-year term. The Town of Braintree and two adjoining communities have appealed the DEP's decision to issue the final Part B license, and requested an adjudicatory hearing before the DEP, which is the normal appeal process. The appeal is an administrative proceeding before the DEP, and the facility will continue to operate normally pursuant to its state license and Interim Status authority under RCRA while the DEP considers the appeal. The Company is confident the review will result in confirmation of the license as granted. The authority from the federal EPA to handle PCBs is not impacted by the towns' appeal of the Part B license.

   Natick, MA. The Natick, Massachusetts facility is located just west of Boston. Its primary services are collecting LabPacks and repackaging the small quantities of laboratory and household chemicals into 55-gallon drum quantities, consolidating wastes for shipment to other Company facilities or third parties for further treatment or disposal, and serving as a transfer station for the Northeast region. The facility has a state Hazardous Waste Facility License (the state equivalent of a Part B license), which was issued in 1986 and expired in 1991. The Company applied for a new license in timely fashion. The law allows operations to continue under the expired license while the state reviews the renewal application. The facility is also authorized by the federal EPA to handle PCBs.

   Chicago, IL. The Chicago, Illinois facility is located on the south side of Chicago, on Lake Calumet. It provides treatment of nonhazardous and hazardous industrial wastewaters, drummed waste processing and consolidation, and transfer and repackaging of laboratory chemicals into LabPacks. In 1991 a new drum storage warehouse was constructed, which increased storage capacity from 552 drums to 1,240 drums and expanded the range of hazardous wastes which can be processed at the facility. In November 1993, the Illinois EPA issued a Part B license for a ten-year term, which significantly expanded the waste handling and storage capacity of the facility. The new license increased drum storage capacity from 1,240 drums to 1,875 drums and allows handling of material destined for blending of waste used as supplemental fuel by industrial furnaces, pretreatment of waste to stabilize it before it is sent to landfills, and rail shipment of hazardous and nonhazardous waste. The Company plans to make substantial expenditures to implement this increased permitted capacity. As a possible alternative to making the needed improvements to its own site, the Company has entered into a letter of intent with Chemical Waste Management, Inc. ("ChemWaste") which would allow the Company to lease an adjoining site now leased by ChemWaste and acquire their existing improvements in exchange for sharing the costs of dismantling an existing hazardous waste incinerator and cleaning up the adjoining site. The improvements on the ChemWaste site would allow the Company to develop new product lines not currently handled at the Company's existing facility. Under the proposed sharing arrangement with ChemWaste, the Company could over a period of 15 years be required to contribute up to a maximum of $2 million for dismantling and decontaminating the incinerator and other equipment and up to a maximum of $7 million for studies and cleanup of the site. Any additional costs beyond those contemplated by the sharing arrangement during this time period would be borne by ChemWaste. This alternative is under continuing investigation, is subject to the negotiation of definitive agreements, and would require a rezoning of the property and numerous regulatory approvals which may not be possible to obtain.

   Cleveland, OH. The Cleveland, Ohio facility is located south of downtown Cleveland. It is a wastewater treatment facility that treats nonhazardous and hazardous industrial wastewaters, and serves as a transfer station for various types of containerized nonhazardous waste. The facility is licensed by the state as a wastewater treatment facility. The facility is not subject to Part B licensing requirements, since its on-site wastewater treatment activities are regulated pursuant to the Clean Water Act, and therefore are exempt from RCRA.

   Baltimore, MD. The Baltimore, Maryland facility is located adjacent to Interstate 95 in central Baltimore. It provides treatment of nonhazardous and hazardous industrial aqueous wastes, drummed waste processing, pretreatment of waste to stabilize it before it is sent to landfills, and transfer of LabPacks. It is the only commercial hazardous waste treatment facility in Maryland. The facility has a state Controlled Hazardous Substances permit (the state equivalent of a Part B license), which was issued in 1987. In 1990, the Company received a permit modification to expand the range of waste streams the facility can accept and to install the CES, which allows the facility to treat a wide range of hazardous wastewaters contaminated with gasoline, chlorinated solvents and many other organic contaminants, which were formerly sent to other companies for incineration. In 1992, the Maryland Department of the Environment issued a new Controlled Hazardous Substances permit for a three-year term, which significantly expanded the waste handling and storage capacity of the facility. The new permit also allows handling of LabPacks and material destined for fuels-blending, pretreatment of waste to stabilize it before it is sent to landfills, and rail shipment of hazardous and nonhazardous waste.

   Bristol, CT. In July 1992, the Company acquired Connecticut Treatment Corporation ("CTC"), located in Bristol, Connecticut, approximately 20 miles southwest of Hartford. It provides hazardous wastewater treatment, drummed waste processing and consolidation, and transfer of

LabPacks. This facility offers two services not offered at the Company's other facilities: equipment "de-manufacturing," such as dismantling outdated computers, and treatment of special categories of hazardous wastewaters known as "listed" wastewaters resulting from industrial processes such as electroplating. The facility has a Part B license issued by the EPA and the Connecticut DEP, which was issued in 1987 and expired in 1991. CTC applied for a new license in timely fashion, and continues to operate under the expired license while the renewal application is reviewed. The facility is also authorized by the federal EPA to handle PCBs. CTC's name has been changed to Clean Harbors of Connecticut, Inc.

   Cincinnati, OH. In February 1993, the Company acquired Spring Grove Resource Recovery, Inc. ("Spring Grove"), located north of downtown Cincinnati, Ohio. It provides hazardous wastewater treatment, drummed waste processing and consolidation, pretreatment of waste to stabilize it before it is sent to landfills, and transfer of LabPacks. The facility holds a federal Part B license, which was issued in 1985 and expires in 1995, and a state Hazardous Waste Facility Installation and Operation permit which was renewed in December 1993 for a five-year term. The facility is also authorized to handle PCBs. On March 31, 1994, the Ohio EPA approved the Company's application for a revised, comprehensive state permit that expands the range of waste that may be received and treated at the facility and allows installation of equipment for handling and processing material to be sent to boilers and industrial furnaces and used as supplemental fuel. The transfer of ownership to the Company is subject to approval by regulatory authorities, which is expected during 1994. The regulatory authorities have granted an exemption allowing the Company to acquire the stock of Spring Grove and operate the facility in the interim. If the transfer of ownership is not approved, then the seller has agreed to repurchase Spring Grove for a price equal to what the Company paid for Spring Grove ($7,000,000) with adjustments for depreciation and improvements.

  Waste Oil Treatment and Storage Facilities. The Company has three waste oil treatment and storage facilities: two in Massachusetts and one in Maine. The Massachusetts facilities are located in Kingston and Woburn, in the Boston area. The Kingston facility has a state recycling permit and is able to store oil collected from various activities, ranging from routine cleaning of oil storage terminals to oil spill cleanups. The facility is also used for maintenance activities and for training of employees of the Company and third party customers. The Woburn facility is a waste oil storage and transfer facility, and received a Part B license in October 1993 for a five-year term. The facility in South Portland, Maine is a petroleum reclamation facility that handles most of the waste oil received by the Company, which comes primarily from the Company's remediation activities. It has a municipal sewer user permit allowing the discharge of water separated from oil. The Company also owns another property in South Portland located on Main Street. It has a license to store virgin oil, but it also is permitted for the temporary storage and transfer of containerized hazardous waste.

LEGAL PROCEEDINGS

  In April 1988, the Board of Selectmen of Braintree, Massachusetts, approved a cease and desist order with respect to the handling of flammable materials stored at the Company's Braintree facility. The Board concluded that, when the Company purchased the land on which the Braintree facility is located, a license for the storage of flammable liquids was not conveyed as an incident of ownership. The Company petitioned the Massachusetts Land Court for a declaratory judgment that either the Company possesses such a license by operation of law or that the statute requiring the license is pre-empted by the pervasive state regulation of hazardous waste facilities. In March 1994, the Land Court issued a favorable ruling, concluding that the statute is pre-empted by state hazardous waste laws and regulations and no local flammable storage license is required. The town has appealed this ruling.

  In August 1990, an action was filed in the New York Supreme Court, Albany County, in connection with the accidental death of an employee of a Company subsidiary who was working on the Hudson River in September 1989 while responding to an oil spill. The complaint sought $10 million under the federal Longshoremen's and Harborworker's Compensation Act (the "Jones Act"). The Company sought to dismiss the Jones Act claims on the grounds that the employee was not a "seaman" within the meaning of the Jones Act and that the case was governed by the New York Workers' Compensation statute. In March 1994, the trial court judge granted the Company's motion for a summary judgment that the Jones Act does not apply. The decision has been appealed.

  On June 13, 1994, the Company was served with a third party complaint filed in the Ulster County Superior Court of the State of New York by the Dormitory Authority of the State of New York ("DASNY"). The complaint arises out of an accident which occurred in December 1991 when a motor vehicle struck a utility pole near the State University of New York at New Paltz causing an electrical surge to overheat transformers which discharged toxic chemicals throughout various student dormitories and classroom buildings. The Company was hired by the State University of New York to perform technical supervisory and laboratory work for the cleanup. The actual work of cleaning the buildings was performed by numerous other contractors over approximately 15 months. In March 1993, a group of students sued DASNY claiming that they were exposed to toxic chemicals when DASNY allowed them to re-occupy the buildings after the accident and prior to a complete removal of the toxic chemicals, causing them increased risk of future illnesses. DASNY has denied the students' claims but recently decided to sue the Company along with 16 other third party defendants claiming that if DASNY is liable to the students, these third party defendants should indemnify DASNY. The Company was hired by the State University of New York to perform representative sampling for toxic chemicals but, according to its contract, was not responsible for decisions as to when students should re-occupy the buildings. The Company does not believe that it should incur any material liability as a result of this lawsuit; however, in view of the fact that the Company has only recently been served with the complaint, and only preliminary investigation and no discovery have been conducted, the Company is not in a position to evaluate the merits of the lawsuit.

  Certain Company subsidiaries have transported or generated waste sent to sites which have been designated state or federal Superfund sites. See "Environmental Regulation--Federal Regulation of Hazardous Waste--The Superfund Act." As a result, the Company has been named as a potentially responsible party ("PRP") in a number of lawsuits arising from the disposal of wastes at 18 state and federal Superfund sites.

  Ten of these sites involve two subsidiaries which the Company acquired from Chemical Waste Management, Inc. ("ChemWaste"), a public company 77%-owned by WMX Technologies, Inc. As part of the acquisition, ChemWaste agreed to indemnify the Company with respect to any liability of its Natick and Braintree subsidiaries for waste disposed of before the Company acquired them. Accordingly, ChemWaste is paying all costs of defending the Company's Natick and Braintree subsidiaries in these cases, including legal fees and settlement costs.

  The Company's subsidiary which owns the Bristol, Connecticut facility is involved in one Superfund site. As part of the acquisition of the Bristol and Cincinnati, Ohio facilities, the seller and its parent company, Southdown, Inc., agreed to indemnify the Company with respect to any liability for waste disposed of before the Company acquired the facilities, which would include any liability arising from Superfund sites.

  With respect to the other Superfund sites at which the Company believes it may face liability, the Company has established reserves or escrows which it believes are appropriate. Therefore, the Company believes that any future settlement costs arising from any or all of the 18 Superfund sites will not be material to the Company's operations or financial position. Management routinely reviews each Superfund site in which the Company's subsidiaries are involved, considers each subsidiary's role at each site and its relationship to the other PRPs at the site, the quantity and content of the waste it disposed of at the site, and the number and financial capabilities of the other PRPs at the site. Based on reviews of the various sites and currently available information, and management's judgment and prior experience with similar situations, expense accruals are provided by the Company for its share of future site cleanup costs, and existing accruals are revised as necessary. As of June 1, 1994, the Company had accrued environmental costs of $455,000 for cleanup of Superfund sites. Superfund legislation permits strict joint and several liability to be imposed without regard to fault, and as a result, one PRP might be required to bear significantly more than its proportional share of the cleanup costs if other PRPs do not pay their share of such costs.

  Five of the 18 sites involve former subsidiaries of ChemClear Inc. One of the five sites is the Strasburg Landfill site in Pennsylvania. The Company and two other parties identified as PRPs received an order from the EPA in 1989 to perform certain emergency measures at the site. The Company responded by installing a leachate treatment and discharge system and repairing the landfill slope. Since early 1990, the Company has spent approximately $350,000 in complying with the EPA order. In 1992, the EPA issued its Record of Decision for the site which proposes recapping and revegetating the landfill and installing certain air emission and leachate treatment systems. The estimated capital cost of the remediation plan for the site is approximately $6.5 million with annual operating and maintenance costs of approximately $300,000. The EPA has identified more than 20 additional PRPs at the site. In addition, the Company and several other PRPs are attempting to identify other companies that sent waste to the landfill and have them named as PRPs. In January 1993, the Company and eight other PRPs submitted to the EPA a Response to Notice Letter, which recommended additional study be performed at the site by the PRP group and that a final remedy be based on the additional data developed during the study. No reply has been received from the EPA. The Company believes its ultimate exposure in this case will not have a material impact on its financial position or results of operations.

  Mr. Frank, Inc., which was acquired by the Company in July 1992, is involved in two Superfund sites, as a transporter of waste generated by others prior to the Company's purchase of Mr. Frank, Inc. The Company acquired Mr. Frank, Inc. in exchange for 233,000 shares of the Company's common stock, of which 33,222 shares were deposited into an escrow account for a minimum of two years as security for the sellers' agreement to indemnify the Company against potential liabilities, including environmental liabilities arising from prior ownership and operation of Mr. Frank, Inc.

                           ENVIRONMENTAL REGULATION

  While the Company's business has benefited substantially from increased governmental regulation of hazardous waste transportation, storage and disposal, the industrial waste management industry itself has become the subject of extensive and evolving regulation by federal, state and local authorities. The Company makes a continuing effort to anticipate regulatory, political and legal developments that might affect its operations, but is not always able to do so. The Company cannot predict the extent to which any environmental legislation or regulation that may be enacted or enforced in the future may affect its operations.

  The Company is required to obtain federal, state and local licenses or approvals for each of its hazardous waste facilities. Such licenses are difficult to obtain and, in many instances, extensive studies, tests, and public hearings are required before the approvals can be issued. The Company has acquired or is in the process of applying for all operating licenses and approvals required for the current operation of its business and has applied for or is in the process of applying for all licenses and approvals needed in connection with planned expansion or modifications of its operations.

FEDERAL REGULATION OF HAZARDOUS WASTE

  The most significant federal environmental laws affecting the Company are RCRA, the Superfund Act and the Clean Water Act.

  RCRA. RCRA is the principal federal statute governing hazardous waste generation, treatment, transportation, storage and disposal. Pursuant to RCRA, the EPA has established a comprehensive, "cradle-to-grave" system for the management of a wide range of materials identified as hazardous waste. States, such as Massachusetts, Connecticut, Illinois, Maryland and Ohio, that have adopted hazardous waste management programs with standards at least as stringent as those promulgated by the EPA, have been authorized by the EPA to administer their facility permitting programs in lieu of the EPA's program.

  Every facility that treats, stores or disposes of hazardous waste must obtain a RCRA license from the EPA or an authorized state agency and must comply with certain operating requirements. Under RCRA, hazardous waste management facilities in existence on November 19, 1980 were required to submit a preliminary license application to the EPA, the so-called Part A Application. By virtue of this filing, a facility obtained Interim Status, allowing it to operate until licensing proceedings are instituted pursuant to more comprehensive and exacting regulations (the Part B licensing process). Interim Status facilities may continue to operate pursuant to the Part A Application until their Part B licensing process is concluded. Of the Company's ten waste management facilities, seven are subject to RCRA licensing; all seven have been issued Part B licenses, one of which is under appeal.

  RCRA requires that Part B licenses contain a schedule of required on-site study and cleanup activities, known as "corrective action," including detailed compliance schedules and provisions for assurance of financial responsibility. The EPA estimates that there are approximately 4,300 facilities that treat, store or dispose of hazardous wastes, which can be compelled to take corrective action when necessary. Some facilities are very large and have extensive contamination problems which rival the largest Superfund sites. Other facilities have relatively minor environmental problems. Still others will not need remedial action at all. It is the EPA's policy to compel corrective action at the "worst sites first." As a result, the EPA has developed a system for assessing the relative environmental cleanup priority of RCRA facilities, called the National Corrective Action Prioritization System, with a High, Medium or Low ranking for each facility. Although several facilities of its competitors have been assessed a High cleanup priority, none of the Company's RCRA facilities have been assessed as a High priority.

  The EPA has begun RCRA corrective action investigations at the Company's Part B licensed facilities in Braintree, Natick, Baltimore, Chicago, and Woburn. The Company is also involved in site studies at its non-RCRA facilities in Cleveland, Ohio; Kingston, Massachusetts; and on Main Street in South Portland, Maine. The Company spent approximately $600,000 on corrective action at the foregoing facilities in 1993.

  The Company may become involved in a RCRA corrective action investigation at a site in Chester, Pennsylvania owned by Philadelphia Electric Company ("PECO"). The site consists of approximately 30 acres which PECO has leased to various companies over the years. In 1989, the Company acquired by merger a public company called ChemClear Inc., which operated a hazardous waste treatment facility on approximately eight acres of the Chester site leased from PECO. The Company ceased operations at the Chester site, decontaminated the plant and equipment, engaged an independent engineer to certify closure, and obtained final approval from the Pennsylvania regulatory authorities, certifying final closure of the facility. In 1993, the EPA ordered PECO to perform a RCRA corrective action investigation at the Chester site, and PECO has asked the Company to participate in the site studies. The cost of these studies is now estimated to be in the range of $2 million. The Company and PECO are currently negotiating the sharing of these costs and seeking to establish the liability of an additional third party.

  While the final scope of the work to be done at these facilities has not yet been agreed upon, the Company believes, based upon information known to date about the nature and extent of contamination at these sites, that such costs will not have a material effect on its results of operations or its competitive position, and that it will be able to finance from operating revenues any additional corrective action required at its facilities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.

  The Bristol, Connecticut and Cincinnati, Ohio facilities were acquired from a subsidiary of Southdown, Inc., which has agreed to indemnify the Company against any costs incurred or liability arising from contamination on-site, including the cost of corrective action, or waste disposed of off-site, including any liability under the Superfund Act.

  The Superfund Act. The Superfund Act provides for immediate response and removal actions coordinated by the EPA to releases of hazardous substances into the environment, and authorizes the government to respond to the release or threatened release of hazardous substances or to order persons responsible for any such release to perform any necessary cleanup. The statute assigns joint and several liability for these responses and other related costs, including the cost of damage to natural resources, to the parties involved in the generation, transportation and disposal of such hazardous substances. Under the statute, the Company may be deemed liable as a generator or transporter of a hazardous substance which is released into the environment, or as the owner or operator of a facility from which there is a release of a hazardous substance into the environment. See also "Business--Legal Proceedings."

  Clean Water Act. This legislation prohibits discharges to the waters of the United States without governmental authorization. The EPA has promulgated "pretreatment" regulations under the Clean Water Act, which establish pretreatment standards for introduction of pollutants into publicly owned treatment works. In the course of its treatment process, the Company's wastewater treatment facilities generate waste water which they discharge to publicly owned treatment works pursuant to permits issued by the appropriate governmental authority. The Clean Water Act also serves to create business opportunities for the Company in that it may prevent industrial users from discharging their untreated wastewaters to the sewer. If these industries cannot meet their discharge specifications, then they may utilize the services of an off-site pretreatment facility such as those of the Company.

  Other Federal Laws. Company operations are also subject to the Toxic Substances Control Act ("TSCA"), pursuant to which the EPA regulates over 60,000 commercially produced chemical substances, including the proper disposal of PCBs. TSCA has established a comprehensive regulatory program for PCBs, under the jurisdiction of the EPA, which oversees the storage, treatment and disposal of PCBs at the Company's facilities in Braintree and Natick, Massachusetts; Cincinnati, Ohio; and Bristol, Connecticut. Under the Clean Air Act, the EPA also regulates emissions into the air of potentially harmful substances. In its transportation operations, the Company is regulated by the U.S. Department of Transportation and the Interstate Commerce Commission, as well as by the regulatory agencies of each state in which it operates or through which its trucks pass. Health and safety standards under the Occupational Safety and Health Act are also applicable.

STATE AND LOCAL REGULATIONS

  Pursuant to the EPA's authorization of their RCRA equivalent programs, Massachusetts, Connecticut, Illinois, Maryland and Ohio have regulatory programs governing the operations and permitting of hazardous waste facilities. Accordingly, the hazardous waste treatment, storage and disposal activities of the Company's Braintree, Natick, Woburn, Bristol, Chicago, Baltimore and Cincinnati facilities are regulated by the relevant state agencies in lieu of federal EPA regulation.

  Some states, such as Connecticut and Massachusetts, classify as hazardous some wastes which are not regulated under RCRA. For example, Massachusetts considers PCBs and used oil as "hazardous wastes," while RCRA does not. Accordingly, the Company must comply with state requirements for handling state regulated wastes, and when necessary obtain state licenses for treating, storing, and disposing of such wastes at its facilities.

  The Company believes that each of its facilities is in substantial compliance with the applicable requirements of RCRA and state laws and regulations. All ten of the Company's waste management facilities have been issued final licenses, one of which is under appeal. Once issued, such licenses have maximum fixed terms of a given number of years, which differ from state to state, ranging from three years to ten years. The issuing state agency may review or modify a license at any time during its term. The Company anticipates that once a license is issued with respect to a facility, the license will be renewed at the end of its term if the facility's operations are in compliance with applicable requirements. However, there can be no assurance that regulations governing future licensing will remain static, or that the Company will be able to comply with such requirements.

  The Company's wastewater treatment facilities are also subject to local regulation, most significantly sewer discharge regulations adopted by the municipalities which receive treated wastewater from the treatment processes. The Company's continued ability to operate its liquid waste treatment process at each such facility is dependent upon its ability to continue these sewer discharges.

  The Company's facilities are regulated pursuant to state statutes, including those addressing clean water and clean air. Local sewer discharge and flammable storage requirements are applicable to certain of the Company's facilities. The Company's facilities are subject to local siting, zoning and land use restrictions. Although the Company's facilities occasionally have been cited for regulatory violations, the Company believes it is in substantial compliance with all federal, state and local laws regulating its business.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

             NAME              AGE                   POSITION
             ----              ---                   --------
 Alan S. McKim...............   39 Chairman of the Board of Directors,
                                    President and Chief Executive Officer
 John F. Kaslow..............   61 Director
 Lorne R. Waxlax.............   60 Director
 Daniel J. McCarthy..........   62 Director
 Christy W. Bell.............   71 Director
 James A. Pitts..............   54 Executive Vice President of Finance and
                                    Administration, Treasurer and Chief
                                    Financial Officer
 Mary-Ellen Drinkwater.......   35 Vice President and Corporate Controller
 Jorgen H. Vestergaard.......   57 President, Clean Harbors Technology
                                    Corporation
 Lawton T. Hemans II.........   56 Senior Vice President of Operations*
 Michael R. Hatch............   40 Senior Vice President of Corporate Training
                                    and Development*
 John P. Lawton..............   33 Vice President of Sales*

- --------
* Officer of Clean Harbors Environmental Services, Inc., a wholly-owned subsidiary of the parent holding company, Clean Harbors, Inc.

  Alan S. McKim founded the Company in 1980 and is Chairman of the Board of Directors, President, and Chief Executive Officer of the Company. He serves as a director of most of the Company's subsidiaries. Mr. McKim served as President of the Company and its predecessor from 1980 to 1988. Mr. McKim holds an MBA from Northeastern University.

  John F. Kaslow serves as Executive Director of the Northeast Region for the Electric Power Research Institute ("EPRI"), a collaborative research organization which provides advanced science and technology to its member electric utilities and their customers. Prior to joining EPRI, Mr. Kaslow served for 34 years with an electric utility company, the New England Electric System ("NEES"), where he held a number of engineering, operating and general management positions, including serving prior to his retirement as a director, Executive Vice President and Chief Operating Officer of NEES, and as a director and President of its New England Power Company subsidiary. Mr. Kaslow is a director of Doble Engineering Company, which designs and manufactures electric test equipment, and a trustee of Merrimack College, North Andover, Massachusetts.

  Lorne R. Waxlax served as Executive Vice President of The Gillette Company from 1985 to 1993, with worldwide responsibility for Braun AG, Oral-B Laboratories, and Jafra Cosmetics International. He is a director of three other public companies, Waban Inc., HON Industries Inc., and AMTROL Inc., and of The Iams Company, a private company. He also is a member of the advisory board of Deutsche Bank in Germany, where he was a resident for ten years. Mr. Waxlax holds an MBA degree from Northwestern University.

  Daniel J. McCarthy has been a Professor of Strategic Management at Northeastern University since July 1972, prior to which he was President of Computer Environments Corporation, a computer services company. He serves as a director and on the Finance Committee of Tufts Associated Health Plan, a health maintenance organization, and as a director of MANAGEDCOMP, Inc., which manages worker's compensation for employers. Mr. McCarthy holds an MBA degree from Dartmouth College and a DBA degree from Harvard Business School.

  Christy W. Bell was Chairman of the Board of ChemClear Inc., a public company which was primarily engaged in the business of treating industrial wastewaters at its plants in Baltimore, Cleveland, and Chicago, for more than five years prior to its merger into a subsidiary of the Company in 1989. Mr. Bell had also served as President of ChemClear prior to the merger. Mr.

Bell is President and an owner of Electro-Petroleum, Inc., Electro-Pyrolysis, Inc., and Arc Technologies, Inc., all of which are involved in the development of technologies for the production of energy. He is also a director of Thoratec Laboratories Corporation.

  James A. Pitts joined the Company in March 1992 as Senior Vice President of Finance and Administration, Treasurer and Chief Financial Officer. He was appointed Executive Vice President of Finance and Administration of the Company in May 1994. Prior to joining the Company, Mr. Pitts was, from September 1991 to February 1992, acting Chief Financial Officer for the office of The Commonwealth of Massachusetts-appointed Receiver for the City of Chelsea, Massachusetts and, from July 1988 to August 1991, Vice President and Chief Financial Officer of Bain & Company, Inc., an international business consulting firm, where he was responsible for the finance and administration operations of Bain. From 1986 to 1988, he was Executive Vice President of Cullinet Software, Inc., where he was responsible for the finance, human resources and administration operations of Cullinet. Mr. Pitts is a certified public accountant, holds a BBA from Niagara University, an MBA from the University of Connecticut, and is a graduate of the Advanced Management Program at Harvard Business School.

  Mary-Ellen Drinkwater joined the Company in March 1989 as Manager of Financial Analysis. Prior to joining the Company, she spent seven years with the public accounting firm of Coopers & Lybrand, including two years as an audit manager. Since joining the Company, Ms. Drinkwater has held positions as Director of Accounting and Director of Financial Planning and Analysis. She was promoted to Vice President and Corporate Controller of Clean Harbors Environmental Services, Inc. in January 1993, and became Vice President of Clean Harbors, Inc. in May 1993. As Corporate Controller, she is the principal accounting officer for the Company and its subsidiaries. Ms. Drinkwater is a Certified Public Accountant and holds a BS degree in Business Administration from Northeastern University.

  Jorgen H. Vestergaard joined the Company in October 1992, as President of Clean Harbors Technology Corporation, a subsidiary aimed at expanding the market for the Company's Clean Extraction System technology, and developing other leading-edge technology to solve complex environmental problems. Mr. Vestergaard is also responsible for operations of the Company's Baltimore facility, where the Clean Extraction System is located. Prior to joining the Company, he spent 28 years with GE Plastics, a component of General Electric Company. He graduated from the Technical University of Denmark, with a Master's in Chemical Engineering, and holds four patents on process technology applications developed during his career with GE Plastics.

  Lawton T. Hemans II joined the Company in March 1994, as Senior Vice President of Clean Harbors Environmental Services, Inc., responsible for all field operations. From 1985 to 1993, he was with Rollins Environmental Services, Inc., a hazardous waste incineration company, and served as President of several operating divisions and subsidiaries of Rollins. From 1989 to 1993 he was Group Vice President--Services of Rollins. Mr. Hemans holds a BBA degree from Michigan State University.

  Michael R. Hatch is a Senior Vice President of Clean Harbors Environmental Services, Inc., responsible for corporate training and development. From 1990 to 1994, he was responsible for operations of the Company's waste treatment facilities. From 1989 to 1990 he was Vice President of Hazardous Waste Management of the Company's Environmental Services subsidiary and from 1990 to 1992 he was in charge of Northeast Region Operations. From 1987 to 1989, he was Senior Vice President of the Company and, since 1986 has been President of its Braintree subsidiary. Mr. Hatch joined the Company in 1981 as Operations Manager and became Vice President of Operations in 1983. In 1985 and 1986, he served as Vice President and General Manager of the Braintree subsidiary. Mr. Hatch received a BS degree from Bridgewater State College and holds an MBA from Boston University.

  John P. Lawton is a Vice President of Clean Harbors Environmental Services, Inc., responsible for sales and service for all Company subsidiaries. Mr. Lawton joined the Company in 1988 as a Customer Service Account Manager at its Braintree facility. In 1989, he became Sales Manager for the Midwest region. In 1992, he became Director of Sales for all service areas outside New England. Mr. Lawton held various management positions with New York Air and Pan American World Airlines from 1983 to 1988 before joining the Company. He received a BA degree from North Adams State College.

                       DESCRIPTION OF OTHER INDEBTEDNESS

BANK REVOLVER

  The Company has a revolving credit agreement (the "Bank Revolver") with three banks, for which The First National Bank of Boston serves as agent (the "Agent"). As in effect prior to the completion of the Offering, the Bank Revolver permits loans of up to $40,000,000 and allows the Company to have a maximum of $20,000,000 of letters of credit outstanding. The combination of cash and letters of credit outstanding is limited to $55,000,000 at any one time. The maximum amount of the Bank Revolver reduces on April 1, 1995 to $50,000,000. The entire balance of the Bank Revolver matures on July 1, 1996. All of the Company's obligations under the Bank Revolver are collateralized by substantially all of the Company's assets.

  Interest on loans outstanding under the Bank Revolver are payable monthly in arrears and accrue at the Agent's base rate plus 1%, or at the Company's option, at a rate which is 3% over the "Eurodollar Rate" offered to the Agent by prime banks in the Eurodollar interbank market. At June 30, 1994, the Company had elected the Eurodollar option with respect to $32,000,000 of the amounts outstanding under the Bank Revolver; the Eurodollar Rate was 7.44% and the Agent's base rate was 7.25%. The Company pays a fee of 1.5% per annum for outstanding letters of credit backing performance bonds and 3.0% per annum for all other outstanding letters of credit. The Company also pays a commitment fee at the rate of one-half of 1% per annum on the unused portion of the total commitment.

  The Bank Revolver provides for the maintenance of certain restrictive covenants including, among others, restrictions on the ratio of accounts receivable to current liabilities, total liabilities to tangible net worth, and earnings before interest and taxes to total interest expense. The Company is also restricted from making certain dividend payments or stock redemptions, incurring certain additional debt, and capital expenditures are limited to $12,000,000 each year.

  At June 30, 1994, the loans outstanding under the Bank Revolver were $33,563,963, the letters of credit aggregated $9,347,102, and the Company had available borrowing capacity of $6,436,037 under the Bank Revolver. As described under "Use of Proceeds," the Company anticipates that it will repay from the net proceeds of the Offering approximately $21.8 million of its then outstanding loan balance under the Bank Revolver.

  The Company and its bank lenders have recently negotiated a proposed modification of the current terms of the Bank Revolver to become effective upon completion of the Offering. Under the amended terms, the maximum amount of $55,000,000 now available for loans and letters of credit under the Bank Revolver will be reduced to $35,000,000 upon the sale by the Company of the Senior Notes. The entire amount will be available for loans, and up to $20,000,000 will be available for letters of credit, provided that the combination of cash and letters of credit outstanding will be limited to $35,000,000 at any one time. In addition, the sum of loans and letters of credit outstanding at any one time must not exceed 80% of the Company's eligible accounts receivable (as defined in the Bank Revolver) plus $10,000,000. The maturity of the Company's entire balance under the Bank Revolver will be extended to August 1, 1997.

  Under the amended terms of the Bank Revolver, interest on outstanding loans will be payable monthly in arrears and accrue at the Agent's base rate plus 1%, or at the Company's option, at a rate which is 2.5% over the Eurodollar Rate. The Company will continue to pay fees for outstanding letters of credit, and a commitment fee equal to one-half of 1% per annum on the unused portion of the total commitment.

  The amended Bank Revolver will continue to provide for the maintenance of certain restrictive covenants with certain changes including, among others, changes with respect to the permitted ratios of total liabilities to tangible net worth and earnings before interest and taxes to total interest expense. The Company will continue to be restricted from making certain dividend payments or stock redemptions or from incurring certain additional debt, and capital expenditures will be limited to two times depreciation expense in any fiscal year.

SENIOR CONVERTIBLE NOTES

  On November 12, 1991, the Company issued to a financial institution a $3,500,000 subordinated convertible note due in 1999, which is convertible into common stock at $15 per share. On July 17, 1992, the Company issued to the same financial institution an additional $1,500,000 subordinated convertible note due in 1999, which is convertible into common stock at $10 per share, bringing the total amount of convertible notes to $5,000,000 (the "Senior Convertible Notes"). These notes are payable in five equal annual installments of $1,000,000 each, beginning on October 31, 1995 and ending on October 31, 1999. The Company has the right to convert the notes into common stock at $25 per share. In connection with the sale of the Senior Notes, the holder of these notes has agreed that, upon completion of the Offering, (i) these notes will remain outstanding and will rank pari passu with the Senior Notes (consequently they will be renamed "senior convertible notes"); (ii) the rate of interest on these notes will be increased from 8% to 10%; (iii) all security interests securing these notes will be released; and (iv) the financial covenants in these notes will be amended so that they are identical to the covenants in the
Note Indenture.

JUNIOR SUBORDINATED NOTE

  The Company has outstanding a $1,883,000 Junior Subordinated Note dated June 30, 1992, of which the outstanding principal balance was $1,129,800 as of June 30, 1994. The remaining principal is payable in equal quarterly installments of $94,150, with the final installment due on June 30, 1997. The note bears interest at a floating rate equal to the base rate of The First National Bank of Boston plus 2.0% per annum. The note is unsecured and is subordinated to the outstanding balance under the Bank Revolver, the Senior Convertible Notes and the Senior Notes.

                        DESCRIPTION OF THE SENIOR NOTES

  The Senior Notes will be issued under the Note Indenture, dated as of August 4, 1994, between the Company, the directly held Subsidiaries of the Company and Shawmut Bank, N.A., as trustee (the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary, which describes the Note Indenture and the Senior Notes, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Note Indenture and the Senior Notes, including the definitions therein of terms not defined in this Prospectus. As used in "Description of the Senior Notes" (i) capitalized or defined terms shall have the meanings ascribed to them within the portion of the Prospectus captioned "Description of the Senior Notes," and (ii) the term "Company" shall mean Clean Harbors, Inc., and shall not include its Subsidiaries.

GENERAL

  The Senior Notes will be senior unsecured obligations of the Company, will be limited to $50.0 million aggregate principal amount, will mature on May 15, 2001 and will bear interest at the rate per annum stated on the cover page hereof from August 4, 1994, payable semiannually in arrears on May 15 and November 15 of each year, commencing November 15, 1994, to the persons who are registered holders thereof at the close of business on the May 1 or November 1 preceding such interest payment date. Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest will accrue at a rate of 1.0% in excess of the rate per annum stated on the cover page.

  Interest on the Senior Notes will be computed on the basis of a 360-day year of 12 30-day months. Principal and interest will be payable at the office of the Trustee, but, at the option of the Company, interest may be paid by check mailed to the registered holders at their registered addresses. The Senior Notes will be transferable and exchangeable at the office of the Trustee and will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

  The Company's obligations under the Senior Notes will be unconditionally guaranteed on an unsecured, senior basis, jointly and severally, by each of the Guarantor Subsidiaries. See "Subsidiary Guarantees" below.

OPTIONAL REDEMPTION

  On or after May 15, 1999, the Senior Notes may be redeemed at the option of the Company, at any time as a whole, or from time to time in part, on not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below:

  if redeemed during the 12-month period commencing May 15 of the years indicated:

                                                                      REDEMPTION
     YEAR                                                               PRICE
     ----                                                             ----------
     1999............................................................   106.25%
     2000 and thereafter.............................................   100.00%

together, in the case of any such redemption, with accrued interest (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). If less than all of the Senior Notes are to be redeemed, the Senior Notes will be chosen for redemption by the Trustee by lot or by a method that complies with applicable legal and securities exchange requirements.

RANKING

  The Senior Notes will be senior unsecured obligations of the Company ranking pari passu with other senior unsecured indebtedness of the Company and senior to all Subordinated Obligations. After giving pro forma effect to the Offering and the application of the net proceeds therefrom, the Company and its subsidiaries on a consolidated basis will have outstanding $5.0 million of unsecured senior indebtedness other than the Senior Notes and expect to have approximately $11.8 million outstanding under a $35.0 million Bank Revolver. Following consummation of the Offering, the Company will also have the ability to incur, subject to certain limitations contained in the Note Indenture, additional senior indebtedness. See "Certain Covenants--Limitation on Liens" and "--Limitation on Debt" below.

  The Company is a holding company which derives substantially all of its income from its Subsidiaries. The Company must rely on dividends or other intercompany transfers from its Subsidiaries to generate the funds necessary to meet its debt service and other obligations, including payment of principal and interest on the Senior Notes. The ability of such Subsidiaries to pay such dividends or other intercompany transfers is subject to applicable state laws. Claims of creditors of the Subsidiaries, including trade creditors, secured creditors and creditors holding guarantees of the Subsidiaries and claims of holders of Preferred Stock (if any), will generally have priority as to the assets of such Subsidiaries over the claims and equity interests of the Company and, thereby indirectly, the holders of indebtedness of the Company. Certain Subsidiaries of the Company have guaranteed or are co-borrowers with respect to all of the Company's obligations under the Bank Revolver. Although the Note Indenture limits the incurrence of Debt and issuance of Preferred Stock by the Company's Subsidiaries, such limitation is subject to a number of significant qualifications; moreover, the Note Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Debt or Preferred Stock under the Note Indenture. See "Certain Covenants--Limitation on Subsidiary Debt and Preferred Stock" below.

SUBSIDIARY GUARANTEES

  Each Guarantor Subsidiary will unconditionally guarantee on a joint and several basis the payment and performance by the Company of the Senior Notes and will pay all expenses (including, without limitation, fees and disbursements of counsel) paid or incurred by the Trustee or the holders in enforcing their rights under the Subsidiary Guarantees. Each of the Subsidiary Guarantees will be a senior unsecured obligation of the Guarantor Subsidiary providing such Subsidiary Guarantee, and will rank pari passu with other senior unsecured Debt of such Guarantor Subsidiary. The Note Indenture provides that all Subsidiaries created or acquired subsequent to the date of the Note Indenture and prior to the termination of the Subsidiary Guarantees will become Guarantor Subsidiaries with respect to the Senior Notes. Following any sale or other disposition of all or substantially all of the assets of a Guarantor Subsidiary or all of the Capital Stock of a Guarantor Subsidiary permitted by and in accordance with the terms of the Note Indenture, such Guarantor Subsidiary will be released from its Subsidiary Guarantee obligations. The obligations of each Guarantor Subsidiary under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors--Fraudulent Conveyance Considerations."

  Separate financial statements of the Guarantor Subsidiaries are not included herein because the Guarantor Subsidiaries have jointly and severally and fully and unconditionally guaranteed the Company's obligations with respect to the Senior Notes. There is one Subsidiary of the Company which is not a Guarantor Subsidiary. That Subsidiary is an indirect Subsidiary of the Company which is wholly owned by the Guarantor Subsidiaries and the assets, liabilities, operations and equity of that Subsidiary are insignificant.

CHANGE OF CONTROL

  Upon the occurrence of any of the following events (each a "Change of Control"), each holder of Senior Notes will have the right to require the Company to repurchase all or any part of such holder's Senior Notes at a repurchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

    (i) except to the extent caused by the issuance of securities by the Company subsequent to the date on which the Senior Notes were originally issued, the Permitted Holders cease, at any time prior to the death or disability (as defined in Section 22(e)(3) of the Internal Revenue Code) of Alan McKim, to be the "beneficial owners" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of at least 20% in the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities or otherwise (for purposes of this clause
  (i) and clause (ii) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of a corporation (the "specified corporation") held by any other corporation (the "parent corporation") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent corporation);

    (ii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (i) above), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders "beneficially own" (as so defined), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company (for the purposes of this clause
  (ii), such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person "beneficially owns" (as so defined), directly or indirectly, a majority of the voting power of the Voting Stock of such parent corporation and the Permitted Holders "beneficially own" (as so defined), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of such parent corporation); or

    (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of at least 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

  Within 30 days following any Change of Control, the Company will mail a notice to each holder stating (i) that a Change of Control has occurred and that such holder has the right to require the Company to repurchase all or any part of such holder's Senior Notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase; (ii) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); (iii) the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed in the event of a Change of Control); and (iv) the instructions, determined by the Company consistent with the Note Indenture, that a holder must follow in order to have its Senior Notes repurchased.

  The Change of Control purchase feature of the Senior Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature, however, is not part of a plan by management to adopt a series of antitakeover provisions. Instead, the Change of Control purchase feature is a result of negotiations between the Company and the Underwriters. Subject to the limitations discussed below, the Company or any "person" meeting the definition of a Permitted Holder could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Note Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

  The Company's other indebtedness may contain prohibitions of certain events which would constitute a Change of Control. In addition, the exercise by the holders of the Senior Notes of their right to require the Company to repurchase the Senior Notes could cause a default under the terms of agreements between the Company and bank or other lenders, if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders of the Senior Notes upon a repurchase may be limited by the Company's then existing financial resources. The failure of the Company to repurchase Senior Notes in accordance with this provision would constitute an Event of Default. See "Defaults" below.

  The Company will comply with any applicable tender offer rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act") which may then be applicable, including Rule 14e-1, and any other securities laws or regulations, in connection with any offer required to be made by the Company to repurchase the Senior Notes as a result of a Change of Control.

CERTAIN COVENANTS

  Set forth below are certain covenants contained in the Note Indenture:

  Limitation on Debt. The Company shall not issue, directly or indirectly, any Debt unless immediately after giving effect to the issuance of such Debt and the receipt and application of the proceeds thereof, the Consolidated EBITDA Coverage Ratio for the period of the most recently completed four fiscal quarters of the Company ending at least 45 days prior to the date such Debt is issued exceeds 2.5 to 1.0; provided, however, that nothing herein shall limit the ability of the Subsidiaries to incur Debt in accordance with "--Limitation on Subsidiary Debt and Preferred Stock" below.

  Notwithstanding the foregoing, the Company may issue the following Debt: (1) Debt issued pursuant to the Bank Revolver or any other Bank Debt in an aggregate principal amount outstanding at any one time not to exceed the greater of $35.0 million or 80% of Eligible Accounts Receivable; provided, however, that such amount shall be reduced by the aggregate outstanding principal amount of all Debt issued pursuant to clauses (5), (6) and (7) below and clause (3) under "--Limitation on Subsidiary Debt and Preferred Stock" below; (2) Debt owed to and held by a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any transfer of such Debt (other than to a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the issuance of such Debt by the Company; (3) the Senior Notes and Debt issued in exchange for, or the proceeds of which are used to refund or refinance, any Debt permitted by this clause (3); provided, however, that (i) the principal amount of the Debt so issued shall not exceed the principal amount of the Debt so exchanged, refunded or refinanced and (ii) the Debt so issued (A) shall not mature prior to the Stated Maturity of the Debt so exchanged, refunded or refinanced and (B) shall have an Average Life equal to or greater than the remaining Average Life of the Debt so exchanged, refunded or refinanced; (4) Debt (other than Debt described in clause (1), (2) or (3) above) outstanding on the date on which the Senior Notes were originally issued and Debt issued in exchange for, or the proceeds of which are used to refund or refinance, any Debt permitted by this clause (4) or by clause (4) under "--Limitation on Subsidiary Debt and Preferred Stock" below, or any Debt issued as permitted by the first paragraph of "Limitation on Debt" above; provided, however, that (i) the principal amount of the Debt so issued shall not exceed the principal amount of the Debt so exchanged, refunded or refinanced and (ii) the Debt so issued (A) shall not mature prior to the Stated Maturity of the Debt so exchanged, refunded or refinanced and (B) shall have an Average Life equal to or greater than the remaining Average Life of the Debt so exchanged, refunded or refinanced; (5) Debt issued with respect to obligations that are tax-exempt pursuant to Section 103 of the Internal Revenue Code of 1986, as from time to time amended (the "Code"), and that are issued in connection with pollution control facilities or other plant and equipment or other facilities of the Company or a Subsidiary; provided, however, that the aggregate principal amount of all Debt permitted by this clause (5) outstanding at any one time shall not exceed $10.0 million; (6) Debt issued by the Company, whether or not secured by a Lien, constituting all or a part of the purchase price of assets or property acquired or constructed in the ordinary course of business after the date on which the Senior Notes were originally issued and Debt issued by the Company in exchange for, or the proceeds of which are used to refund or refinance, any then outstanding Debt permitted by this clause (6); provided, however, that (i) the principal amount of the Debt so issued shall not exceed the principal amount of the Debt so exchanged, refunded or refinanced, and (ii) the Debt so issued (A) shall not mature prior to the Stated Maturity of the Debt so exchanged, refunded or refinanced and (B) shall have an Average Life equal to or greater than the remaining Average Life of the Debt so exchanged, refunded or refinanced; provided further, however, that the aggregate principal amount of all Debt permitted by this clause (6) outstanding at any one time shall not exceed $10.0 million; and (7) Debt (other than Debt described in clauses (1) through (6) above and in the immediately preceding paragraph) in an aggregate principal amount outstanding at any one time not to exceed $10.0 million minus the aggregate outstanding principal amount of all Debt of Subsidiaries issued pursuant to clause (3) under "--Limitation on Subsidiary Debt and Preferred Stock" below.

  Notwithstanding the two preceding paragraphs, the Company shall not issue any Debt (i) if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Debt shall be subordinated to the Senior Notes to at least the same extent as such Subordinated Obligations or (ii) if such Debt is subordinate or junior in ranking in any respect to any other indebtedness unless such Debt is expressly subordinated in right of payment to the Senior Notes.

  Limitation on Subsidiary Debt and Preferred Stock. The Company shall not permit any Subsidiary to issue, directly or indirectly, any Debt or Preferred Stock except: (1) any Subsidiary Guarantee and any Bank Obligation; (2) Debt or Preferred Stock issued to and held by the Company or a Wholly Owned Subsidiary; provided, however, that (i) any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary, or (ii) any subsequent transfer of such Debt or Preferred Stock (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the issuance of such Debt or Preferred Stock by the issuer thereof; (3) Debt or Preferred Stock of a Subsidiary issued and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Debt or Preferred Stock issued as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that the aggregate principal amount or liquidation value of such Debt and Preferred Stock permitted by this clause (3) outstanding at any one time shall not exceed $10.0 million; (4) Debt or Preferred Stock (other than Debt or Preferred Stock described in clauses (1) through (3) above) outstanding on the date of the Note Indenture; and (5) Debt or Preferred Stock issued in exchange for, or the proceeds of which are used to refinance, Debt or Preferred Stock referred to in the foregoing clause (3) or (4); provided, however, that (i) the principal amount or liquidation value of such Debt or Preferred Stock so issued shall not exceed the principal amount or liquidation value of the Debt or Preferred Stock so exchanged, refunded or refinanced and (ii) the Debt or Preferred Stock so issued (A) shall have a Stated Maturity later than the Stated Maturity of the Debt or Preferred Stock so exchanged, refunded or refinanced and (B) shall have an Average Life equal to or greater than the remaining Average Life of the Debt or Preferred Stock so exchanged, refunded or refinanced.

  Limitation on Liens. The Company shall not, and shall not permit any Subsidiary to, create or permit to exist any Lien upon any of its property or assets, now owned or hereafter acquired, securing any obligation unless concurrently with the creation of such Lien effective provision is made to secure the Senior Notes equally and ratably with such obligation for so long as such obligation is so secured; provided, however, that if such obligation is a Subordinated Obligation, the

Lien securing such obligation shall be subordinated and junior to the Lien securing the Senior Notes with the same or lesser relative priority as such Subordinated Obligation shall have with respect to the Senior Notes. The preceding restriction shall not require the Company or any Subsidiary to equally and ratably secure the Senior Notes if the Lien consists of the following: (1) Liens created by the Note Indenture and Liens existing as of the date on which the Senior Notes were originally issued; (2) Permitted Liens; (3) Liens to secure Debt issued by the Company for the purpose of financing all or a part of the purchase price of assets or property acquired or constructed in the ordinary course of business after the date on which the Senior Notes were originally issued; provided, however, that (i) the aggregate principal amount (or accreted value in the case of Debt issued at a discount) of Debt so issued shall not exceed the lesser of cost or Fair Market Value, as determined in good faith by the Board of Directors of the Company, of the assets or property so acquired or constructed, (ii) the Debt secured by such Liens shall have been permitted to be issued under clause (6) of "--Limitation on Debt" above and
(iii) such Liens shall not encumber any other assets or property of the Company or any of its Subsidiaries other than such assets or property or any improvement on such assets or property and shall attach to such assets or property within 90 days of the construction or acquisition of such assets or property; (4) Liens on the assets or property of a Subsidiary existing at the time such Subsidiary became a Subsidiary and not issued as a result of (or in connection with or in anticipation of) such Subsidiary becoming a Subsidiary; provided, however, that (i) the Debt secured by such Liens shall have been permitted to be issued under clause (3) of "--Limitation on Subsidiary Debt and Preferred Stock" above and (ii) such Liens do not extend to or cover any other property or assets of the Company or any of its other Subsidiaries; (5) Liens on the assets of the Company or any Subsidiary that is a guarantor thereof or which acts as a co-borrower thereunder securing Debt under the Bank Revolver or other Bank Debt permitted under clause (1) of "--Limitation on Debt" above; (6) Liens securing industrial revenue or pollution control bonds issued by the Company; provided, however, that (i) the aggregate principal amount of Debt secured by such Liens shall not exceed the lesser of cost or Fair Market Value, as determined in good faith by the Board of Directors of the Company, of the assets or property so financed, (ii) the Debt secured by such Liens shall have been permitted to be issued under clause (5) of "--Limitation on Debt" above, and (iii) such Liens do not extend to or cover any other property or assets of the Company; or (7) Liens securing Debt issued to refinance Debt which has been secured by a Lien permitted under the Note Indenture and is permitted to be refinanced under the Note Indenture; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Debt so refinanced, and the principal amount (or accreted value) of the Debt so secured is not increased except as otherwise permitted pursuant to the Note Indenture.

  Limitation on Sale/Leaseback Transactions. The Company shall not, and shall not permit any Subsidiary to, enter into, Guarantee or otherwise become liable with respect to any Sale/Leaseback Transaction unless at least one of the following conditions is satisfied:

    (1) The Company or such Subsidiary, under clauses (2) through (7) of "-- Limitation on Liens" above, could create a Lien on the property to secure Debt in an amount at least equal to the Attributable Debt in respect of such Sale/Leaseback Transaction and the Company or such Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value, as determined in good faith by the Board of Directors of the Company, of the property transferred; or

    (2) the Sale/Leaseback Transaction is treated as an Asset Disposition and all the conditions of "--Limitation on Sales of Assets and Subsidiary Stock" below are satisfied with respect to such Sale/Leaseback Transaction (without giving effect to the exceptions for Net Available Cash, as set forth in the second paragraph of "--Limitation on Sales of Assets and Subsidiary Stock" below).

  Limitation on Restricted Payments. The Company shall not, and shall not permit any Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in its Non-Convertible Capital Stock or in options, warrants or other rights to purchase its Non-Convertible Capital Stock and except dividends or distributions payable to the Company or a Wholly Owned Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any of its Capital Stock (except Capital Stock of a Wholly Owned Subsidiary) , (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), or (iv) make any Investment other than Permitted Investments (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a "Restricted Payment"), if at the time the Company or such Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); or (2) upon giving effect to such Restricted Payment, the Company is not able to incur an additional $1.00 of Debt pursuant to the Consolidated EBITDA Coverage Ratio as set forth in the first paragraph of "--Limitation on Debt" above; or (3) upon giving effect to such Restricted Payment, the aggregate amount of such Restricted Payment and all other Restricted Payments since the date on which the Senior Notes were originally issued would exceed the sum of: (a) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the first day of the first month of the fiscal quarter in which the Senior Notes were originally issued through the last full fiscal quarter for which quarterly or annual financial statements are available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); provided, however, that if a Public Offering as described in "--Limitation on Issuance and Sale of Capital Stock of Subsidiaries" below has been consummated, Consolidated Net Income for purposes of this clause (iv) (3) (a) shall be reduced by an amount equal to the net income of CHTC from the date of original issuance of the Senior Notes to the date of the closing of the Public Offering determined in accordance with generally accepted accounting principles; (b) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Redeemable Stock or Exchangeable Stock) subsequent to the date on which the Senior Notes were originally issued (other than an issuance or sale to a Subsidiary or an employee stock ownership plan or similar trust); (c) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Redeemable Stock or Exchangeable Stock) to an employee stock ownership plan subsequent to the date on which the Senior Notes were originally issued but (if such employee stock ownership plan incurs any Debt) only to the extent that any such proceeds are equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to indebtedness incurred by it to finance the purchase of such Capital Stock; and (d) the amount by which consolidated Debt of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to the date on which the Senior Notes were originally issued of any Debt of the Company convertible or exchangeable for Capital Stock (other than Redeemable Stock or Exchangeable Stock) of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange).

  So long as no Default shall have occurred and be continuing (or would result therefrom), the foregoing limitations on Restricted Payments shall not prohibit: (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan); provided, however, that (A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from clauses (3)(b) and (3)(c) of the previous paragraph;

(ii) any purchase or redemption of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Debt of the Company other than to a Subsidiary; provided, however, that such Debt (A) shall be subordinated to the Senior Notes to at least the same extent as the Subordinated Obligations so exchanged, purchased or redeemed, (B) shall have a Stated Maturity later than the Stated Maturity of the Senior Notes and (C) shall have an Average Life greater than the remaining Average Life of the Senior Notes; provided further, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;
(iii) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described below under "-- Limitation on Sales of Assets and Subsidiary Stock"; provided, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments; or (iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments.

  Limitation on Issuance and Sale of Capital Stock of Subsidiaries. The Company shall not permit any Subsidiary to issue or sell any Capital Stock to any person, or permit any person in either case, other than the Company and its Wholly Owned Subsidiaries, to own or hold an interest, other than any lien permitted by the covenant described under "--Limitation on Liens" above or any interest or right to receive any interest owned or held on the date on which the Senior Notes were originally issued by a person other than the Company and its Wholly Owned Subsidiaries, in any Capital Stock of any Subsidiary; provided, however, that the foregoing limitation shall not apply to (i) the sale of all but not less than all of the Capital Stock of any Subsidiary made in accordance with "--Limitation on Sales of Assets and Subsidiary Stock,"and
(ii) the issuance and sale of Capital Stock of CHTC pursuant to one or more firm commitment underwritten public offerings by CHTC (each a "Public Offering"); provided, however, that (1) following each Public Offering the Company shall continue to own at least 75% of the outstanding Capital Stock of CHTC, (2) the net proceeds from each Public Offering shall be invested by CHTC in the business of CHTC, (3) CHTC may not within 18 months after the closing of each Public Offering (A) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving CHTC) or to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in its Non-Convertible Capital Stock or in options, warrants or other rights to purchase its Non-Convertible Capital Stock) or (B) purchase, redeem or otherwise acquire or retire for value any Capital Stock of CHTC, and (4) as of the date of commencement of each Public Offering the Adjusted EBITDA for the period of the most recently completed four fiscal quarters of the Company ending at least 45 days prior to such date exceeds 95% of EBITDA for such period, provided, however, that (A) if the Company or any Subsidiary has issued any Debt since the beginning of such period that remains outstanding, EBITDA and Adjusted EBITDA for such period shall be calculated after giving effect on a pro forma basis to such Debt as if such Debt had been issued on the first day of such period and the discharge of any other Debt refinanced, refunded, exchanged or otherwise discharged with the proceeds of such new Debt as if any such discharge had occurred on the first day of such period, (B) if since the beginning of such period the Company or any Subsidiary shall have made any Asset Disposition, EBITDA and Adjusted EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period, and (C) if since the beginning of such period the Company or any Subsidiary (by merger or otherwise) shall have made an Investment in any Subsidiary (or any person which becomes a Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all of an operating unit of a business, EBITDA and Adjusted EBITDA for such period shall be calculated after giving pro forma effect thereto (including the issuance of any Debt), as if such Investment or acquisition occurred on the first day of such period. For purposes of this calculation, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Debt issued in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Debt bears a floating rate of interest and is being given pro forma effect, the interest on such Debt shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period.

  Limitation on Restrictions on Distributions from Subsidiaries. The Company shall not, and shall not permit any Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Debt or other obligation owed to the Company or any Subsidiary, (ii) make any Investment in or loans or advances to the Company or any Subsidiary, or (iii) transfer any of its property or assets to the Company or any Subsidiary. Notwithstanding the foregoing, the Company may, and may permit any Subsidiary to, suffer to exist: (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on or prior to the date on which the Senior Notes were originally issued;
(2) any encumbrance or restriction with respect to a Subsidiary pursuant to an agreement relating to any Debt issued by such Subsidiary on or prior to the date on which such Subsidiary became a Subsidiary (other than Debt issued as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company) and outstanding on such date; (3) any encumbrance or restriction pursuant to an agreement effecting a refinancing or extension of Debt issued pursuant to an agreement referred to in clause (1) or (2) above or contained in any amendment to an agreement referred to in clause (1) or (2) above; provided, however, that the encumbrances and restrictions contained in any such refinancing or extension agreement or amendment are not materially less favorable to the holders of the Senior Notes than encumbrances and restrictions contained in such agreement referred to in clause (1) or (2) above; (4) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease; (5) in the case of clause (iii) above, restrictions contained in security agreements securing Debt of a Subsidiary otherwise permitted by the Note Indenture to the extent such restrictions restrict the transfer of the property subject to such security agreements; and (6) restrictions imposed pursuant to clause (ii) of "--Limitation on Issuance and Sale of Capital Stock of Subsidiaries" above.

  Limitation on Sales of Assets and Subsidiary Stock. The Company shall not, and shall not permit any Subsidiary to, make any Asset Disposition unless: (i) the Company or such Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value, as determined in good faith, with or without independent appraisal, by the Board of Directors of the Company (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition and at least 85% of the consideration thereof received by the Company or such Subsidiary is in the form of cash or Cash Equivalents; and (ii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Subsidiary, as the case may be) (A) first, to the extent the Company is required by the terms of any Debt to prepay, repay or purchase Debt (other than any Redeemable Stock) of the Company, such Subsidiary or any Wholly Owned Subsidiary (in each case other than Debt owed to the Company or an Affiliate of the Company) within 60 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), at the Company's election to the investment by the Company, such Subsidiary or any Wholly Owned Subsidiary in assets to replace the assets that were the subject of such Asset Disposition or in assets that (as determined by the Board of Directors) will be used in the businesses of the Company and its Wholly Owned Subsidiaries existing on the date on which the Senior Notes were originally issued or in businesses reasonably related thereto, in all cases within the later of one year from the date of such Asset Disposition or the receipt of such Net Available Cash; (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B) above, to make an offer pursuant to and subject to the Note Indenture, to the holders of the Senior Notes to purchase Senior Notes at a purchase price of 100% of the principal amount thereof plus accrued and unpaid interest; and (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C) above, to the prepayment, repayment or purchase of Debt (other than any Redeemable Stock) of the Company (other than Debt owed to an Affiliate of the Company) or Debt of any Subsidiary (other than Debt owed to the Company or an Affiliate of the Company), in each case within one year from the later of the receipt of such Net Available Cash and, if applicable, the date the offer described in the next paragraph below is consummated; provided, however, that in connection with any prepayment, repayment or purchase of Debt pursuant to clause (A) or clause (D) above, the Company shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and provided, further, however, that in connection with an offer pursuant to clause (C) above, if the principal amount of such Senior Notes, together with accrued and unpaid interest, tendered for acceptance pursuant to such offer exceeds the balance of Net Available Cash, then the Company will accept for purchase the Senior Notes of each such tendering holder on a pro rata basis in accordance with the principal amount so tendered.

  Notwithstanding the provisions of clause (ii) above, in the event that the Net Available Cash resulting from any Asset Disposition is less than $2.5 million, the application of an amount equal to such Net Available Cash in accordance with such clause (ii) may be deferred until such time as such Net Available Cash from any prior or subsequent Asset Dispositions not otherwise applied in accordance with such clause (ii), is at least equal to $2.5 million. In the event that the Net Available Cash resulting from any Asset Disposition, after giving effect to clauses (A) and (B) above, is less than $2.5 million, the application of such amount equal to such Net Available Cash to make an offer to purchase Senior Notes in accordance with clause (C) above may be deferred until such time as such Net Available Cash, together with Net Available Cash from any prior or subsequent Asset Dispositions not otherwise applied in accordance with this provision, is at least equal to $2.5 million. Pending application of Net Available Cash pursuant to this provision, such Net Available Cash shall be invested in Cash Equivalents. To the extent any portion of the amount of Net Available Cash remains after compliance with this provision and provided that all holders of Senior Notes have been given the opportunity to tender their Senior Notes for repurchase as provided in clause
(C) above, the Company may use such remaining amount for general corporate purposes.

  In the event of an Asset Disposition that requires the purchase of the Senior Notes pursuant to clause (ii)(C) above, the Company will be required to purchase the Senior Notes tendered pursuant to an offer by the Company for the Senior Notes (the "Offer") at the purchase price set forth above in accordance with the procedures (including prorationing in the event of oversubscription) set forth in the Note Indenture.

  The Company shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Senior Notes pursuant to the preceding paragraphs. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Note Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Note Indenture by virtue thereof.

  Limitation on Transactions with Affiliates. The Company shall not, and shall not permit any Subsidiary to, conduct any business or enter into any transaction or series of similar transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or any legal or beneficial owner of 5% or more of any class of Capital Stock of the Company or with any Affiliate of any such owner (other than (i) a Wholly Owned Subsidiary or (ii) an employee stock ownership plan for the benefit of the Company's or a

Subsidiary's employees), unless the terms of such business, transaction or series of transactions are (A) set forth in writing, (B) as favorable to the Company or such Subsidiary as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person, and (C) if such business or transaction or series of transactions involves in excess of $1.0 million, (x) the Board of Directors of the Company has, by resolution approved by a majority of the disinterested directors, determined in good faith that such business or transaction or series of transactions meets the criteria set forth in clause
(B) above, and (y) the Company has obtained an opinion of a nationally recognized expert with experience in appraising the terms and conditions of the type of business or transaction or series of transactions stating that such business or transaction or series of transactions is fair (from a financial point of view) to the Company or such Subsidiary, as the case may be. The foregoing, however, will not prohibit (1) any transactions between the Company or a Subsidiary and its own employee stock ownership plan or (2) any Restricted Payment permitted under "--Limitation on Restricted Payments" above, and (3) management compensation arrangements approved by the disinterested members of the Board of Directors.

  Lines of Business. The Company shall not, and shall not permit any of its Subsidiaries to, enter into any business, either directly or through any Subsidiary, except for those businesses in which the Company and its Subsidiaries were engaged on the date on which the Senior Notes were originally issued or businesses reasonably related thereto.

  SEC Reports. Each of the Company and the Guarantor Subsidiaries shall file with the Trustee and provide holders of the Senior Notes, within 15 days after it files them with the Securities and Exchange Commission (the "Commission"), copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company or such Guarantor Subsidiary is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall continue to file with the Commission and provide the Trustee and holders of the Senior Notes with such annual reports and such information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which are specified in Sections 13 and 15(d) of the Exchange Act.

SUCCESSOR COMPANY

  The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person unless:
(i) the resulting, surviving or transferee person (if not the Company) is organized and existing under the laws of the United States of America or any state thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Note Indenture and the Senior Notes; (ii) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the resulting, surviving or transferee person or any Subsidiary as a result of such transaction as having been issued by such person or such Subsidiary at the time of such transaction), no Default has occurred and is continuing; (iii) immediately after giving effect to such transaction, on a pro forma basis, the resulting, surviving or transferee Person would be able to issue at least an additional $1.00 of Debt pursuant to the Consolidated EBITDA Coverage Ratio as set forth in the first paragraph of "Certain Covenants--Limitation on Debt";
(iv) immediately after giving effect to such transaction, on a pro forma basis, the resulting, surviving or transferee person has Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and (v) the Company delivers to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Note Indenture.

  The resulting, surviving or transferee person will be the successor company.

DEFAULTS

  An Event of Default is defined in the Note Indenture as: (i) a default in any payment of interest on the Senior Notes when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon redemption, upon acceleration or otherwise, or the failure to redeem or purchase the Senior Notes when required pursuant to the Note Indenture or the Senior Notes; (iii) the failure by the Company to comply with its obligations under "Successor Company" above, to make or consummate an Offer in accordance with the provisions of "Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" or to make or consummate a Change of Control Offer in accordance with the provisions of "Change of Control," (iv) the failure by the Company to observe or comply with any of the agreements in the Senior Notes or the Note Indenture (other than those referred to in clauses (i), (ii) or (iii) above), which continues for 60 days after there has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in principal amount of Senior Notes then outstanding a written notice specifying such failure, (v) Debt of the Company or any Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Debt unpaid or accelerated exceeds $5.0 million, (vi) any judgment or decree for the payment of money in excess of $5.0 million is rendered and entered against the Company or a Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or
(B) there is a period of 60 days following such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed, (vii) any Subsidiary Guarantee ceases to be in full force and effect, other than in accordance with its terms, or any Guarantor Subsidiary shall deny or disaffirm its obligations under its Subsidiary Guarantee, or (viii) certain events of bankruptcy, insolvency or reorganization of the Company or a Subsidiary (a "bankruptcy default").

  If an Event of Default (other than a bankruptcy default) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Senior Notes may declare the principal of and accrued interest on all the Senior Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If a bankruptcy default occurs, the principal of and interest on all the Senior Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Senior Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Senior Notes may rescind any such acceleration with respect to the Senior Notes and its consequences if the rescission would not conflict with any judgment or decree and if all Events of Default, other than the nonpayment of accelerated principal of, premium, if any, and interest on the Senior Notes, have been cured or waived as provided in the Note Indenture. The holders of a majority in principal amount of the Senior Notes may waive any past default under the Note Indenture, except a default in the payment of principal, premium or interest on a Note or default with respect to certain covenants under the Indenture. See "Amendment, Supplement, Waiver" below.

  Subject to the provisions of the Note Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Note Indenture at the request or direction of any of the holders of the Senior Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Senior Note may pursue any remedy with respect to the Note Indenture or the Senior Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the Senior Notes make a written request to the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity, and (v) the holders of a majority in principal amount of the outstanding Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Senior Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Note Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Senior Note or that would involve the Trustee in personal liability.

  The Note Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Senior Notes and to the Company notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Senior Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines in good faith that withholding notice is in the interest of the holders of the Senior Notes. In addition, the Company and the Guarantor Subsidiaries are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Each of the Company and the Guarantor Subsidiaries are also required to deliver to the Trustee, within 30 days after the Company or such Guarantor Subsidiary becomes aware or should reasonably become aware thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENT, SUPPLEMENT, WAIVER

  Subject to certain exceptions, the Note Indenture may be amended or supplemented with the written consent of the holders of a majority in principal amount of the Senior Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding. However, without the consent of each holder of an outstanding Senior Note, no amendment may, among other things, (i) reduce the amount of Senior Notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Senior Note, (iii) reduce the principal of or extend the Stated Maturity of any Senior Note, (iv) reduce the premium payable upon the redemption of any Senior Note or change the time at which any Senior Note may or shall be redeemed as described under "Optional Redemption" above, (v) make any Senior Note payable in money other than that stated in the Senior Note,
(vi) make any change in the amendment provisions which require each holder's consent or in the waiver provisions, (vii) make any change in provisions regarding Change of Control, or (viii) make any change adversely affecting the rights of any holder of the Senior Notes.

  Without notice to or consent of any holder of the Senior Notes, the Company and the Trustee may amend or supplement the Note Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Note Indenture, to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes (provided that the uncertificated Senior Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Senior Notes are described in
Section 163(f)(2)(B)of the Code), to add Guarantees of the Senior Notes, to add to the covenants of the Company for the benefit of the holders of the Senior Notes or to surrender any right or power conferred upon the Company, to reflect the release of any Guarantor Subsidiary from its Subsidiary Guarantee, or the addition of any Subsidiary of the Company as a Guarantor Subsidiary in the manner provided in the Note Indenture or to make any change that does not adversely affect the rights of any holder of the Senior Notes or to comply with any requirement of the Commission in connection with the qualification of the
Note Indenture under the Trust Indenture Act of 1939, as amended.

  The consent of the holders of the Senior Notes is not necessary under the
Note Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

  After an amendment under the Note Indenture becomes effective, the Company is required to mail to holders of the Senior Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Senior Notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

  The Senior Notes will be issued in registered form and will be transferable only upon the surrender of the Senior Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

  The Company at any time may terminate all its obligations under the Senior Notes and the Note Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Senior Notes, to replace mutilated, destroyed, lost or stolen Senior Notes and to maintain a registrar and paying agent in respect of the Senior Notes. The Company at any time may terminate its obligations under the covenants described under "Certain Covenants" and "Change of Control," the operation of the cross acceleration provision, the bankruptcy defaults with respect to Subsidiaries and the judgment default provision described under "Defaults" above ("covenant defeasance").

  The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default specified in clause (iii) or (iv) of the first paragraph of "Defaults" above.

  In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee sufficient money or U.S. Government Obligations which, together with the payments of interest when due (and without reinvestment) to be received on the deposited U.S. Government Obligations to the date of redemption or maturity of the Senior Notes, as the case may be, will fully provide for the payment of principal, premium (if any) and interest on the Senior Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the Trustee an opinion of counsel to the effect that holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or a change in applicable federal income tax law).

CONCERNING THE TRUSTEE

  Shawmut Bank, N.A. is to be the Trustee under the Note Indenture and has been appointed by the Company as registrar and paying agent with regard to the Senior Notes. The Trustee is expected also to become a lender to the Company under the amended Bank Revolver.

  The Trustee may become owner or pledgee of Senior Notes and may otherwise deal with the Company or Affiliates of the Company with the same rights it would have if it were not Trustee.

  The Note Indenture will provide that in case an Event of Default shall occur and be continuing, the Trustee will exercise the rights and powers vested in it by the Note Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

GOVERNING LAW

  The Note Indenture provides that it and the Senior Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

  "Adjusted EBITDA" means for any period (i) EBITDA for such period minus (ii) for such period, the sum of (A) the net income of CHTC plus (B) taxes, if any, of CHTC, the total interest expense of CHTC, depreciation expense of CHTC, amortization expense of CHTC and all other non-cash charges to the extent included in the calculation of net income of CHTC, in each case determined in accordance with generally accepted accounting principles.

  "Affiliate" of any specified person means (i) any other person which, directly or indirectly, is in control of, is controlled by or is under common control with such specified person or (ii) any other person who is a director or officer (A) of such specified person, (B) of any subsidiary of such specified person, or (C) of any person described in clause (i) above. For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions), including any such disposition by means of a merger, consolidation or similar transaction, of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Subsidiaries, but excluding the following: (i) a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of tangible property or assets which have become obsolete or are otherwise not used or useful, so long as such disposition is at Fair Market Value (as determined by the Board of Directors of the Company in good faith) in the ordinary course of business, (iii) a disposition that constitutes a Restricted Payment, a Sale/Leaseback Transaction, or a Public Offering, in each case so long as effected in accordance with all applicable provisions of the Note Indenture, and (iv) a disposition of inventory in the ordinary course of business.

  "Attributable Debt" means, in respect of a Sale/Leaseback Transaction, as at the time of determination, the present value (discounted at the lower of the interest rate of such Sale/Leaseback Transaction and the interest rate borne by the Bank Revolver at the time, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

  "Average Life" means, as of the date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

  "Bank Debt" means any and all amounts payable under or in respect of the Bank Revolver (or if all the obligations under the Bank Revolver shall be replaced, refinanced or refunded one or more times with obligations under one or more other agreements and the Trustee shall receive notice thereof from time to time from the Company designating such other agreements at any given time as the agreements constituting Bank Debt for purposes of this definition of Bank Debt, the agreements from time to time so designated), as amended and supplemented from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, letters of credit, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

  "Bank Obligation" means for any Subsidiary, the Guarantee by such Subsidiary of the Bank Debt and any other Debt of any Subsidiary which Debt, directly or indirectly, Guarantees or secures any Bank Debt or the agreement by any Subsidiary to act as a co-borrower with respect to any Bank Debt.

  "Bank Revolver" means the Amended and Restated Revolving Credit Agreement among the Company, certain Subsidiaries of the Company named therein, and The First National Bank of Boston, Shawmut Bank, N.A., and USTrust, and The First National Bank of Boston, as Agent, as in effect on the date on which the Senior Notes are originally issued.

  "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board of Directors.

  "Business Day" means each day which is not a Legal Holiday.

  "CHTC" means Clean Harbors Technology Corporation and any successor thereto.

  "Capital Lease Obligations" of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with generally accepted accounting principles; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

  "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock.

  "Cash Equivalents" means:

    (i) Investments in U.S. Government Obligations maturing within 18 months of the date of acquisition thereof;

    (ii) Investments in certificates of deposit or Eurodollar deposits maturing within 18 months of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States or any state thereof and which has a combined capital and surplus of at least $100 million and rated at least A3 by Moody's Investors Service, Inc.;

    (iii) Investments in repurchase agreements, involving Investments in U.S. Government Obligations or other Cash Equivalents entered into with any bank, trust company or investment bank rated at least A- and A-1 by Standard & Poor's Corporation and at least A3 and P-1 by Moody's Investors Service, Inc.;

    (iv) Investments in commercial paper maturing not more than 270 days from the date of acquisition thereof and rated at least A-1 by Standard & Poor's Corporation and at least P-1 by

  Moody's Investors Service, Inc. issued by a corporation (except the Company or an Affiliate of the Company) that is organized under the laws of any state of the United States or the District of Columbia;

    (v) Investments in debt securities issued or directly and fully guaranteed by any state of the United States or the District of Columbia or a municipality thereof maturing not more than 18 months from the date of acquisition thereof and rated at least A3 by Moody's Investors Service, Inc.; and

    (vi) Investments in money market accounts or funds substantially all of the assets of which consist of cash or securities of the types described in clauses (i) through (v) above.

  "Company" means Clean Harbors, Inc., and does not include any Subsidiary.

  "Consolidated EBITDA Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Subsidiary has issued any Debt since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated EBITDA Coverage Ratio is an issuance of Debt, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Debt as if such Debt had been issued on the first day of such period and the discharge of any other Debt refinanced, refunded, exchanged or otherwise discharged with the proceeds of such new Debt as if any such discharge had occurred on the first day of such period, (2) if since the beginning of such period the Company or any Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Debt of the Company or any Subsidiary refinanced, refunded, exchanged or otherwise discharged with respect to the Company and its continuing Subsidiaries in connection with such Asset Dispositions for such period (or if the Capital Stock of any Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Debt of such Subsidiary to the extent the Company and its continuing Subsidiaries are no longer liable for such Debt after such sale), and (3) if since the beginning of such period the Company or any Subsidiary (by merger or otherwise) shall have made an Investment in any Subsidiary (or any person which becomes a Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the issuance of any Debt), as if such Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Debt issued in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Debt bears a floating rate of interest and is being given pro forma effect, the interest on such Debt shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period.

  "Consolidated Interest Expense" means, for any period, the aggregate total interest expense of the Company and its consolidated Subsidiaries determined in accordance with generally accepted accounting principles, including (i) interest expense attributable to capital leases, (ii) amortization of debt discount and debt issuance cost, (iii) capitalized interest, (iv) non-cash interest payments, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under Hedging Obligations (including amortization of fees), (vii) Preferred Stock dividends in respect of all Preferred Stock held by persons other than the Company or a Wholly Owned Subsidiary, (viii) interest incurred in connection with investments in discontinued operations, and (ix) interest actually paid by the Company or any of its consolidated Subsidiaries under any Guarantee of Debt or other obligation of any other person.

  "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

    (i) any net income of any person if such person is not a Subsidiary, except that (A) the Company's equity in the net income of any such person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such person during such period to the Company or a Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such person for such period shall be included in determining such Consolidated Net Income;

    (ii) any net income of any person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

    (iii) any net income of any Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary, directly or indirectly, to the Company, except that (A) the Company's equity in the net income of any such Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Subsidiary during such period to the Company or another Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Subsidiary for such period shall be included in determining such Consolidated Net Income;

    (iv) any gain or loss realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any person; and

    (v) the cumulative effect of a change in accounting principles.

  "Consolidated Net Tangible Assets" of any person means the total assets of such person and its consolidated subsidiaries after deducting therefrom all intangible assets, current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and minority interests, if any, in any assets of such person's subsidiaries.

  "Consolidated Net Worth" of any person means the total of the amounts shown on the balance sheet of such person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of the end of the most recent fiscal quarter of such person ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of such person plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock, and (C) any amounts attributable to Exchangeable Stock.

  "Debt" of any person means, without duplication:

    (i) the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

    (ii) all Capital Lease Obligations of such person;

    (iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

    (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) which are the functional equivalent of commercial surety or fidelity bonds and not issued in connection with the borrowing of money, or are entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

    (v) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Redeemable Stock (but excluding any accrued dividends);

    (vi) all obligations of the type referred to in clauses (i) through (v) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any agreement which has the economic effect of a Guarantee; and

    (vii) all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person or is otherwise its legal liability), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "EBITDA" for any period means the Consolidated Net Income for such period, plus the following to the extent included in calculating such Consolidated Net
Income: (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization expense, (v) all other non-cash charges (excluding any non-cash charge which requires an accrual of or a reserve for cash charges for any future period), and (vi) without duplication, cash and non-cash charges associated with the early extinguishment of debt incurred in connection with the issuance of the Senior Notes and the application of the proceeds therefrom.

  "Eligible Accounts Receivable" means all accounts, accounts receivable, notes, bills, drafts, acceptances, instruments, documents, and all other Debt, obligations and liabilities in whatever form owing from any person for goods sold or for services rendered, at any time existing on the books of the Company which, at the time of determination, are not more than 90 days from the date of invoice.

  "Exchangeable Stock" means any Capital Stock which is exchangeable for or convertible into another security (other than Capital Stock of the Company which is neither Exchangeable Stock nor Redeemable Stock).

  "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

  "Guarantee" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Debt or other obligation of any person and any obligation, direct or indirect, contingent or otherwise, of such person
(i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

  "Guarantor Subsidiaries" means each of Clean Harbors Environmental Services, Inc., Clean Harbors of Natick, Inc., Clean Harbors of Braintree, Inc., Clean Harbors of Chicago, Inc., Clean Harbors of Cleveland, Inc., Clean Harbors of Baltimore, Inc., Clean Harbors of Connecticut, Inc., Clean Harbors Kingston Facility Corporation, Murphy's Waste Oil Service, Inc., Clean Harbors Technology Corporation, Mr. Frank, Inc., and Spring Grove Resource Recovery, Inc. and (ii) any other Subsidiary of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the Note Indenture, and their respective successors and assigns.

  "Hedging Obligations" of any person means the obligations of such person pursuant to any interest rate swap agreement, foreign currency exchange agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement designed to protect such person against changes in interest rates or foreign exchange rates.

  "Investment" in any person means any loan or advance to, any acquisition of Capital Stock, equity interest, obligation or other security of, or capital contribution or other investment in, such person.

  "issue" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Debt or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be issued by such Subsidiary at the time it becomes a Subsidiary.

  "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York or the principal office of the Trustee.

  "Lien" means any mortgage, pledge, security interest, conditional sale, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property, or a security interest of any kind.

  "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Debt or other obligations relating to such properties or assets or received in any other non-cash form) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under generally accepted accounting principles, as a consequence of such Asset Disposition, and in each case net of all payments made on any Debt which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

  "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

  "Non-Convertible Capital Stock" means, with respect to any corporation, any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible common stock of such corporation; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

  "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

  "Officers' Certificate" means a certificate signed by two Officers.

  "Permitted Holders" means (i) Alan McKim, (ii) the trustees of a trust for the benefit of Mr. McKim, which trust is revocable solely by Mr. McKim, (iii) Mr. McKim's spouse or children, (iv) a trust created for the exclusive benefit of Mr. McKim's spouse or children or for the exclusive benefit of Mr. McKim and such persons, and (iv) any charitable trust or foundation qualified under
Section 501(c)(3) of the Internal Revenue Code established by Mr. McKim and for which he serves as a trustee or director.

  "Permitted Investments" means:

    (a) Cash Equivalents;

    (b) Investments in a Wholly Owned Subsidiary (or any person which will become a Wholly Owned Subsidiary as a result of such Investment);

    (c) loans and reasonable advances to employees of the Company or its Subsidiaries for travel, entertainment and relocation expenses in the ordinary course of business; and

    (d) other Investments not to exceed $5.0 million at any one time outstanding, provided that no Investment under this clause (d) shall consist of Capital Stock of the Company.

  "Permitted Liens" means, with respect to any person, (i) pledges or deposits by such person under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which such person is a party, or deposits to secure public or statutory obligations of such person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; (ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; or other Liens arising out of judgments or awards against such person with respect to which such person shall then be proceeding with an appeal or other proceedings for review or time for appeal has not yet expired; (iii) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (iv) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Debt; (v) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Debt and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such person; (vi) Liens securing a Hedging Obligation so long as the related Debt is, and is permitted to be under the
Note Indenture, secured by a Lien on the same property securing the Hedging Obligation; and (vii) leases and subleases of real property which do not interfere with the ordinary conduct of the business of such person or the ownership of its properties which were not incurred in connection with Debt and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such person, and which are made on customary and usual terms applicable to similar properties.

  "person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

  "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

  "Principal" of any Senior Note means the principal of such Senior Note plus the premium (if any) payable on the Senior Note which is due or overdue or is to become due at the relevant time.

  "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed on or prior to the first anniversary of the Stated Maturity of the Senior Notes or is redeemable at the option of the holder thereof at any time on or prior to the first anniversary of the Stated Maturity of the Senior Notes.

  "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Subsidiary transfers such property to a person and the Company or a Subsidiary leases it from such person.

  "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency).

  "Subordinated Obligation" means any Debt of the Company (whether outstanding on the date hereof or hereafter incurred) which is subordinate or junior in right of payment to the Senior Notes.

  "Subsidiary" means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more Subsidiaries, or (iii) one or more Subsidiaries.

  "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

  "Voting Stock" of a corporation means all classes of Capital Stock of a corporation outstanding and normally entited to vote in the election of directors or other governing body of such corporation.

  "Wholly Owned Subsidiary" means a Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated July 28, 1994 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally but not jointly agreed to purchase from the Company the following respective principal amounts of the Senior Notes:

                              UNDERWRITERS                            AMOUNT
                              ------------                          -----------
      CS First Boston Corporation.................................. $33,750,000
      Alex. Brown & Sons Incorporated..............................  16,250,000
                                                                    -----------
        Total...................................................... $50,000,000
                                                                    ===========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Senior Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

  The Company has been advised by the Underwriters that they propose to offer the Senior Notes to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of 1.75% of the principal amount per Senior Note; that the Underwriters and such dealers may allow a discount of 0.25% of such principal amount on sales to certain other dealers; and that after the Offering, the public offering price and concession and discount to dealers may be changed.

  The Senior Notes are a new issue of securities with no established trading market. The Underwriters have advised the Company that they intend to act as market makers for the Senior Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Senior Notes.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Senior Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Senior Notes are effected. Accordingly, any resale of the Senior Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Senior Notes.

REPRESENTATIONS OF PURCHASERS

  Each purchaser of Senior Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Senior Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION AND ENFORCEMENT

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of Senior Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Senior Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Senior Notes acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

  The validity of the Senior Notes offered hereby will be passed upon for the Company by Davis, Malm & D'Agostine, P.C., One Boston Place, Boston, Massachusetts, and certain legal matters in connection with the Offering will be passed upon for the Underwriters by Goodwin, Procter & Hoar, Exchange Place, Boston, Massachusetts. C. Michael Malm, a shareholder of Davis, Malm & D'Agostine, P.C., is the Clerk of the Company and the holder of an option to purchase 11,112 shares of the Company's Common Stock at $2.70 per share. Mr. Malm and other shareholders in Davis, Malm & D'Agostine, P.C., beneficially owned an aggregate of 13,760 additional shares of Common Stock of the Company as of June 15, 1994. In addition, two shareholders of that firm are trustees of a trust for the benefit of the children of Alan S. McKim, the Company's principal stockholder, which owns an additional 60,000 shares of Common Stock.

                                    EXPERTS

  The consolidated balance sheets of the Company and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1993 and 1992, and the ten-month period ended December 31, 1991, included herein and in the Registration Statement of which this Prospectus is a part have been included herein and in the Registration Statement in reliance upon the reports of Coopers & Lybrand, independent accountants, upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-1004, and at the following regional offices of the Commission: New York Office, 7 World Trade Center, 13th Floor, New York, New York 10048 and Chicago Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.

  The Company has filed a registration statement on Form S-2 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act with respect to the Senior Notes offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained or incorporated by reference herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

  In accordance with the Note Indenture, the Company will furnish to holders of the Senior Notes annual reports containing audited financial statements and quarterly reports containing unaudited summary financial information for the first three quarters of each fiscal year. See "Description of the Senior Notes--SEC Reports."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company has filed with the Commission under the Exchange Act its Annual Report on Form 10-K for the year ended December 31, 1993, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 (Commission File No. 0-16379), and hereby incorporates such reports by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to John S. Ingalls, Vice President, Clean Harbors Environmental Services, Inc., P.O. Box 9137, Quincy, Massachusetts 02269-9137, Telephone (617) 849-1800, ext. 4454.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Consolidated Financial Statements for the Years Ended December 31, 1993
 and 1992 and the Ten-Month Period Ended December 31, 1991:
  Report of Independent Accountants.......................................  F-2
  Consolidated Statements of Income for the Two Years Ended December 31,
   1993 and 1992 and the Ten-Month Period Ended December 31, 1991.........  F-3
  Consolidated Balance Sheets as of December 31, 1993 and 1992............  F-4
  Consolidated Statements of Stockholders' Equity for the Two Years Ended
   December 31, 1993 and 1992 and the Ten-Month Period Ended December 31,
   1991...................................................................  F-6
  Consolidated Statements of Cash Flows for the Two Years Ended December
   31, 1993 and 1992 and the Ten-Month Period Ended December 31, 1991.....  F-7
  Notes to Consolidated Financial Statements..............................  F-9
Consolidated Financial Statements for the Three Months Ended March 31,
 1994 and 1993 (Unaudited):
  Consolidated Statements of Income for the Three Months Ended March 31,
   1994 and 1993 (Unaudited).............................................. F-23
  Consolidated Balance Sheets as of March 31, 1994 (Unaudited) and Decem-
   ber 31, 1993........................................................... F-24
  Consolidated Statements of Cash Flows for the Three Months Ended March
   31, 1994 and 1993 (Unaudited).......................................... F-26
  Consolidated Statements of Stockholders' Equity for the Three Months
   Ended March 31, 1994 (Unaudited)....................................... F-28
  Notes to Consolidated Financial Statements (Unaudited).................. F-29

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Clean Harbors, Inc.:

  We have audited the accompanying consolidated balance sheets of Clean Harbors, Inc. and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1993 and 1992 and the ten-month period ended December 31, 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clean Harbors, Inc. and its subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for the years ended December 31, 1993 and 1992 and the ten-month period ended December 31, 1991, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand

Boston, Massachusetts
February 1, 1994

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

  FOR THE TWO YEARS ENDED DECEMBER 31, 1993 AND 1992 AND THE TEN-MONTH PERIOD
                            ENDED DECEMBER 31, 1991
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                         1993            1992           1991
                                    (TWELVE MONTHS) (TWELVE MONTHS) (TEN MONTHS)
                                    --------------- --------------- ------------
Revenues..........................     $200,114        $176,193       $127,473
Cost of revenues..................      134,525         116,473         85,921
Selling, general and administra-
 tive expenses....................       42,296          35,923         23,856
Depreciation and amortization of
 intangible assets................       10,319           8,884          6,601
                                       --------        --------       --------
Income from operations............       12,974          14,913         11,095
Interest expense (net)............        7,198           7,064          5,925
                                       --------        --------       --------
Income before provision for income
 taxes............................        5,776           7,849          5,170
Provision for income taxes........        2,645           2,774          1,567
                                       --------        --------       --------
  Net income......................     $  3,131        $  5,075       $  3,603
                                       ========        ========       ========
Net income per common and common
 equivalent share.................     $    .28        $    .52       $    .37
                                       ========        ========       ========
Weighted average common and common
 equivalent shares outstanding....        9,884           9,743          9,739
                                       ========        ========       ========



  The accompanying notes are an integral part of these consolidated financial statements.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1993 AND 1992
                                 (IN THOUSANDS)

                                                                1993     1992
                                                              -------- --------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................. $    816 $    625
  Restricted cash............................................    1,037    1,023
  Accounts receivable, less reserves of $1,372 and $1,592,
   respectively..............................................   46,736   38,512
  Prepaid expenses...........................................    2,353    2,875
  Supplies inventories.......................................    2,428    2,214
  Income tax receivable......................................      607      416
                                                              -------- --------
    Total current assets.....................................   53,977   45,665
                                                              -------- --------
Property, plant and equipment:
  Land.......................................................    8,209    7,166
  Buildings and improvements.................................   31,737   27,872
  Vehicles and equipment.....................................   70,946   61,955
  Furniture and fixtures.....................................    2,201    2,000
  Construction in progress...................................    1,903    2,842
                                                              -------- --------
                                                               114,996  101,835
  Less--Accumulated depreciation and amortization............   40,925   32,279
                                                              -------- --------
                                                                74,071   69,556
                                                              -------- --------
Other assets:
  Goodwill (net).............................................   23,650   24,463
  Permits (net)..............................................   14,906   13,573
  Other......................................................      754      682
                                                              -------- --------
                                                                39,310   38,718
                                                              -------- --------
    Total assets............................................. $167,358 $153,939
                                                              ======== ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1993 AND 1992
                                 (IN THOUSANDS)

                                                                 1993     1992
                                                               -------- --------
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term obligations................  $  8,917 $  1,816
  Accounts payable...........................................     9,564   12,462
  Accrued disposal costs.....................................     6,724    4,046
  Other accrued expenses.....................................    10,452   11,726
  Income tax payable.........................................       --       128
                                                               -------- --------
    Total current liabilities................................    35,657   30,178
                                                               -------- --------
Long-term obligations, less current maturities...............    62,507   64,565
Deferred income taxes........................................     1,823    1,131
Commitments and contingent liabilities (Notes 6, 7, 8, 10, 11 and 12)
Stockholders' equity:
  Preferred stock, $.01 par value:
   Series A convertible preferred stock
    Authorized--2,000,000 shares; Issued and outstanding--
    None.....................................................       --       --
   Series B convertible preferred stock
    Authorized--156,416 shares; Issued and outstanding--
    112,000 shares at December 31, 1993 (liquidation
    preference of $5,600,000)................................         1      --
  Common stock, $.01 par value:
    Authorized--20,000,000 shares; Issued and outstanding--
    9,425,829 shares at December 31, 1993 and 9,327,275
    shares at December 31, 1992..............................        95       93
  Additional paid-in capital.................................    58,556   52,034
  Retained earnings..........................................     8,719    5,938
                                                               -------- --------
    Total stockholders' equity...............................    67,371   58,065
                                                               -------- --------
    Total liabilities and stockholders' equity...............  $167,358 $153,939
                                                               ======== ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               FOR THE TWO YEARS ENDED DECEMBER 31, 1993 AND 1992
                AND THE TEN-MONTH PERIOD ENDED DECEMBER 31, 1991
                                 (IN THOUSANDS)

                              SERIES B
                          PREFERRED STOCK     COMMON STOCK
                          ------------------  ------------
                           NUMBER    $.01     NUMBER $.01  ADDITIONAL RETAINED      TOTAL
                             OF       PAR       OF    PAR   PAID-IN   EARNINGS  STOCKHOLDERS'
                           SHARES    VALUE    SHARES VALUE  CAPITAL   (DEFICIT)    EQUITY
                          --------  --------  ------ ----- ---------- --------- -------------
Balance, at February 28,
 1991...................       --   $    --   9,004   $90   $49,426    $(2,740)    $46,776
                           -------  --------  -----   ---   -------    -------     -------
  Proceeds from exercise
   of stock options.....       --        --      80     1       387        --          388
  Deferred compensation
   on stock options.....       --        --     --    --         20        --           20
  Net income............       --        --     --    --        --       3,603       3,603
                           -------  --------  -----   ---   -------    -------     -------
Balance, at December 31,
 1991...................       --   $    --   9,084   $91   $49,833    $   863     $50,787
                           -------  --------  -----   ---   -------    -------     -------
  Proceeds from exercise
   of stock options.....       --        --      10   --         40        --           40
  Deferred compensation
   on stock options.....       --        --     --    --          8        --            8
  Issuance of common
   stock for
   acquisition..........       --        --     233     2     2,153        --        2,155
  Net income............       --        --     --    --        --       5,075       5,075
                           -------  --------  -----   ---   -------    -------     -------
Balance, at December 31,
 1992...................       --   $    --   9,327   $93   $52,034    $ 5,938     $58,065
                           -------  --------  -----   ---   -------    -------     -------
  Issuance of preferred
   stock for
   acquisition..........       112         1    --    --      5,599        --        5,600
  Preferred stock divi-
   dends:
    Series B, $3.50 per
     share..............       --        --     --    --        --        (350)       (350)
  Proceeds from exercise
   of stock options.....       --        --      98     2       644        --          646
  Tax benefit from
   exercise of stock
   options..............       --        --     --    --        279        --          279
  Net income............       --        --     --    --        --       3,131       3,131
                           -------  --------  -----   ---   -------    -------     -------
Balance, at December 31,
 1993...................       112  $      1  9,425   $95   $58,556    $ 8,719     $67,371
                           =======  ========  =====   ===   =======    =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE TWO YEARS ENDED DECEMBER 31, 1993 AND 1992
                AND THE TEN-MONTH PERIOD ENDED DECEMBER 31, 1991
                                 (IN THOUSANDS)

                                        1993            1992           1991
                                   (TWELVE MONTHS) (TWELVE MONTHS) (TEN MONTHS)
                                   --------------- --------------- ------------
Cash flows from operating activi-
 ties:
  Net income......................     $ 3,131        $  5,075       $  3,603
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
    Depreciation and amortization.      10,319           8,884          6,588
    Allowance for doubtful ac-
     counts.......................         709             942            365
    Deferred compensation.........         --                8             20
    Amortization of deferred fi-
     nancing costs................         408             645            488
    Deferred income taxes.........         692             339            192
    (Gain) loss on sale of fixed
     assets.......................         145             (43)            49
  Changes in assets and
   liabilities, net of effects of
   businesses acquired:
    Accounts receivable...........      (8,454)         (6,565)        (1,764)
    Refundable income taxes.......        (191)           (416)         2,095
    Prepaid expenses..............         531             430           (650)
    Supplies inventories..........        (157)            (72)           365
    Accounts payable..............      (2,898)          2,353         (1,036)
    Accrued disposal costs........       2,336             102            786
    Other accrued expenses........      (1,865)          3,088         (2,281)
    Income tax payable............         151            (189)           217
                                       -------        --------       --------
  Net cash provided by operating
   activities.....................       4,857          14,581          9,037
                                       -------        --------       --------
Cash flows from investing
 activities:
  Payment for businesses acquired,
   net of cash acquired...........      (1,394)           (315)           --
  Additions to property, plant and
   equipment......................      (7,874)         (9,815)        (9,531)
  (Increase) decrease in re-
   stricted cash accounts.........         (14)           (529)          (112)
  (Increase) decrease in other as-
   sets...........................         (97)           (340)          (228)
  Proceeds from sale of fixed as-
   sets...........................          34              50            166
  Increase in intangible assets...        (147)           (205)          (304)
                                       -------        --------       --------
  Net cash used in investing ac-
   tivities.......................      (9,492)        (11,154)       (10,009)
                                       -------        --------       --------

  The accompanying notes are an integral part of these consolidated financial statements.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

               FOR THE TWO YEARS ENDED DECEMBER 31, 1993 AND 1992
                AND THE TEN-MONTH PERIOD ENDED DECEMBER 31, 1991
                                 (IN THOUSANDS)

                                        1993            1992           1991
                                   (TWELVE MONTHS) (TWELVE MONTHS) (TEN MONTHS)
                                   --------------- --------------- ------------
Cash flows from financing activi-
 ties:
  Preferred stock dividend dis-
   tribution.....................      $  (251)        $   --        $   --
  Proceeds from long-term
   borrowings....................          --            1,500         7,107
  Payments on long-term obliga-
   tions.........................       (1,906)         (2,651)       (5,161)
  Additions to deferred financing
   costs.........................         (293)            (72)         (147)
  Net borrowings (payments) under
   long-term revolver............        6,630          (1,968)       (1,213)
  Proceeds from exercise of stock
   options.......................          646              40           388
                                       -------         -------       -------
  Net cash (used in) provided by
   financing activities..........        4,826          (3,151)          974
                                       -------         -------       -------
Increase in cash.................          191             276             2
Cash, beginning of year..........          625             349           347
                                       -------         -------       -------
Cash, end of year................      $   816         $   625       $   349
                                       =======         =======       =======

Supplemental Information:

                                        1993            1992           1991
                                   (TWELVE MONTHS) (TWELVE MONTHS) (TEN MONTHS)
                                   --------------- --------------- ------------
Cash Payments for Interest and
 Income Taxes:
  Interest.......................      $ 6,536         $ 7,123       $ 6,475
  Income Taxes...................        2,117           2,697         1,549
Liabilities assumed in
 conjunction with business
 acquisitions:
  Fair value of assets acquired..      $ 7,834         $ 2,448           --
  Cash paid......................        1,400            (500)          --
  Issuance of common stock for
   acquisition...................          --            2,155           --
  Issuance of preferred stock for
   acquisition...................        5,600             --            --
  Liabilities assumed............          834           1,948           --
Noncash Investing and Financing
 Activities:
  Capital lease obligations in-
   curred........................      $   154         $   208           --
  Note payable to seller of
   equipment acquired............           50             --            --
  Dividends declared but not
   paid..........................           99             --            --

  The accompanying notes are an integral part of these consolidated financial statements.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) OPERATIONS

  Clean Harbors, Inc. and its wholly-owned subsidiaries (collectively, the "Company") are engaged in the business of hazardous waste management, environmental remediation and technical services.

(2) SIGNIFICANT ACCOUNTING POLICIES

  The accompanying consolidated financial statements of the Company reflect the application of certain significant accounting policies as described below:

(a) Principles of Consolidation

  The accompanying consolidated statements include the accounts of Clean Harbors, Inc. and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

  In 1992 the Company reformatted its consolidated statement of income in order to conform its internal and external reporting. The new format reclassifies depreciation expense previously included in cost of revenue and selling, general and administrative expenses and combines it with amortization in order to reveal on one line, within the consolidated statement of income, the non-cash portion of expenses. The Company believes that the new format is more informative and is consistent with other companies in the industry.

(b) Change in Year End

  Effective with the ten-month period ended December 31, 1991, the Company adopted a December 31 or calendar year end. The accompanying consolidated financial statements include audited financial statements for the ten-month transition period ended December 31, 1991. Certain comparative, unaudited information for the twelve-month period ended December 31, 1991 is presented in
Note 17 below.

(c) Property, Plant and Equipment

  Property, plant and equipment are stated at cost. The Company depreciates and amortizes the cost of these assets, less the estimated salvage value, using the straight-line method as follows:

                                                                      ESTIMATED
  ASSET CLASSIFICATION                                               USEFUL LIFE
  --------------------                                               -----------
Buildings and improvements.......................................... 5-30 years
Vehicles and equipment.............................................. 3-15 years
Furniture and fixtures.............................................. 5-8  years

  Leaseholds are amortized over the shorter of the life of the lease or the asset. Upon retirement or other disposition, the cost and related accumulated depreciation of the assets are removed from the accounts and the resulting gain or loss is reflected in income. Site preparation and improvement costs are included in land.

(d) Revenue Recognition

  The Company recognizes revenues and accrues the related cost of treatment and disposal upon the receipt of waste materials. Other revenues are recognized as the related costs are incurred.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

(e) Income Taxes

  The Company has adopted the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, the deferred tax liability is determined based upon the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The principal types of differences between assets and liabilities for financial statement and tax return purposes are accumulated depreciation, business combinations accounted for by the purchase method, and provisions for doubtful accounts. The deferred tax liability is reduced by net operating losses being carried forward for tax purposes.

(f) Net Income Per Common and Common Equivalent Share

  Net income per common and common equivalent share is computed using the weighted average number of common and common equivalent shares outstanding during each of the respective years. Fully diluted net income per common share has not been presented as the amount would not differ significantly from that presented.

(g) Capitalization of Interest

  The Company capitalizes interest on funds used to finance the construction of major capital additions. The Company capitalized interest costs aggregating $301,000 in the year 1992 and $408,000 in the ten-month period ended December 31, 1991. No interest was capitalized during the year 1993.

(h) Intangible Assets

  Intangible assets, as further discussed in Notes 4 and 5, are stated at cost and are being amortized using the straight line method over periods ranging from 20 years for permits and from 20 to 40 years for costs in excess of identifiable net assets acquired.

(i) Supplies Inventory

  Supplies inventory, stated at the lower of cost or market, is charged to operations on a first in, first out basis.

(j) Cash and Cash Equivalents

  The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

(k) Letters of Credit

  In its fiscal year ended February 28, 1991, the Company adopted Statement of Financial Accounting Standard No. 105, which requires disclosure of information about financial instruments with off-balance-sheet risk and about concentrations of credit risk for all financial instruments.

  The Company utilizes letters of credit to provide collateral assurance to issuers of performance bonds for certain contracts, and to assure regulatory authorities that certain funds will be available for closure of hazardous waste storage and disposal facilities. As of December 31, 1993 and 1992, the Company had outstanding letters of credit amounting to $12,471,000 and $10,845,000, respectively.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

  As of December 31, 1993, the Company had no significant concentrations of credit risk.

(l) Reclassifications

  Certain reclassifications have been reflected in prior years' financial statements to conform the presentations to that as of December 31, 1993.

(3) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of cash and cash equivalents, restricted cash, and long-term obligations approximate fair value. The Company believes similar terms for long-term obligations would be attainable, except for its senior subordinated debt. The fair value of its senior subordinated debt was determined by discounting the future cash flows of this debt using the Company's incremental borrowing rate. At December 31, 1993, the estimated fair values of the Company's financial instruments are as follows (in thousands):

                                                               CARRYING  FAIR
                                                                AMOUNT   VALUE
                                                               -------- -------
   Cash and cash equivalents.................................. $   816  $   816
   Restricted cash............................................   1,037    1,037
   Long-term obligations......................................  42,476   42,476
   Senior subordinated notes..................................  30,000   33,594

(4) BUSINESS ACQUISITIONS

  On February 16, 1993, the Company acquired all of the outstanding shares of Spring Grove Resource Recovery, Inc. ("Spring Grove"), a hazardous waste treatment, storage and disposal facility located in Cincinnati OH, from Southdown Environmental Treatment Systems, Inc. ("SETS") in exchange for $1,400,000 in cash and 112,000 shares of newly issued Series B Convertible Preferred Stock with a stated value of $5,600,000. The transfer of ownership from the seller to the Company is subject to approval by regulatory authorities, which is expected to be received during 1994.

  On June 30, 1992, the Company acquired all of the outstanding shares of Connecticut Treatment Corporation ("CTC"), a hazardous waste treatment, storage and disposal facility located in Bristol CT, from SETS in exchange for $500,000 in cash and a promissory note in the amount of $1,883,000. The first principal installment on the note was $376,600, due on June 30, 1993, with installments of $94,150 due at the end of each quarter thereafter, until the remaining balance is paid in full. The note bears interest at the corporate base rate announced by The First National Bank of Boston (the "Bank") (6.0% at December 31, 1993) plus 2%.

  SETS' parent Southdown, Inc. has indemnified the Company against on-site and off-site environmental liabilities arising from the prior ownership and operation of Spring Grove and CTC. The assets acquired consist primarily of real estate and operating machinery for wastewater treatment and related facilities and equipment. Both acquisitions were accounted for as a purchase. In each case the total acquisition cost equaled the fair value of the assets acquired; therefore, no goodwill was recorded.

  On July 30, 1992, the Company acquired all of the outstanding shares of Mr. Frank, Inc., located in Matteson IL in exchange for 233,000 shares of the Company's common stock, with a fair market value of $2,155,000. The assets acquired consist primarily of vehicles, equipment and a leasehold interest in real estate. The acquisition was accounted for as a purchase, with approximately $2,113,000 excess of acquisition cost over the fair value of Mr. Frank, Inc.'s identifiable assets being

                      CLEAN HARBORS, INC. AND SUBSIDIARIES
assigned to goodwill. Upon closing, 32,222 of the exchanged shares of the Company's common stock valued at $300,000 were deposited into an escrow account for a minimum of two years as security for the sellers' agreement to indemnify the Company against potential liabilities, including certain environmental liabilities arising from prior ownership and operation of Mr. Frank, Inc.

  The results of operations of Spring Grove, CTC and Mr. Frank, Inc. are included in the consolidated financial statements subsequent to the dates of acquisition by the Company. Pro forma information has not been included concerning these acquisitions since the assets and operations acquired were not material to those of the Company.

(5) INTANGIBLE ASSETS

  Below is a summary of intangible assets at December 31, 1993 and 1992 (in thousands):

                                                                 1993    1992
                                                                ------- -------
   Permits..................................................... $17,303 $15,350
   Costs in excess of identifiable net assets acquired.........  27,529  27,529
                                                                ------- -------
                                                                 44,832  42,879
   Less--Accumulated amortization..............................   6,276   4,843
                                                                ------- -------
                                                                $38,556 $38,036
                                                                ======= =======

  Amortization expense approximated $1,433,000 and $1,325,000 for the years 1993 and 1992, respectively, and $1,076,000 for the ten-month period ended December 31, 1991.

  The Company continually reevaluates the propriety of the carrying amount of permits and goodwill as well as the amortization period to determine whether current events and circumstances warrant adjustments to the carrying value and estimates of useful lives. At this time, the Company believes that no significant impairment of goodwill or other intangibles has occurred and that no reduction of the estimated useful lives is warranted.

(6) RELATED PARTY TRANSACTIONS

  The Company leases certain facilities from a partnership of which the Company's principal stockholder is a limited partner. Under the terms of the lease, the Company agreed to make aggregate lease payments of $5,633,000 from the inception of the lease through June 1, 1996. In addition, the Company has an option to renew the lease for a five-year period. Total rent expense charged to operations was $703,000 during each of the years 1993 and 1992, and $553,000 during the ten-month period ended December 31, 1991. See Note 12 for further discussion of lease commitments. The Company has subleased a portion of these facilities to an unrelated third party.

(7) RESTRICTED CASH

  The Company has deposited funds into interest-bearing accounts administered by various state environmental regulatory agencies. These accounts were established under requirements that companies engaged in the treatment and disposal of hazardous materials provide assurance that certain funds will be available for closure of hazardous waste storage and disposal facilities and to satisfy claims made by creditors in the event of insolvency. At December 31, 1993 and 1992, the balance in these accounts was $31,000 and $234,000, respectively. As described in Note 2(k), the Company's practice is to utilize letters of credit to satisfy closure obligations, in lieu of maintaining restricted cash accounts. In addition, there are funds which are restricted for the payment of

                      CLEAN HARBORS, INC. AND SUBSIDIARIES
insurance claims. The balance of these insurance funds was $1,006,000 and $789,000 as of December 31, 1993 and 1992, respectively.

(8) FINANCING ARRANGEMENTS

  At December 31, 1993, the Company had a Revolving Credit Agreement (the "Revolver") with three banks, which permitted borrowings of up to $38,000,000 in cash and allowed the Company to have a maximum of $20,000,000 of letters of credit outstanding. The combination of cash and letters of credit outstanding was limited to $50,000,000 at any one time. At December 31, 1993 and 1992, borrowings under the Revolver were $32,705,000 and $26,077,000, respectively (exclusive of outstanding letters of credit). The entire balance of the Revolver matures on July 1, 1996. All borrowings under the Revolver are collateralized by substantially all of the Company's assets.

  On February 1, 1994, the Company and its banks amended the Revolver to increase the amount of the Revolver to $55,000,000. The amended Revolver permits borrowings of up to $40,000,000 in cash, and allows the Company to have up to $20,000,000 of letters of credit outstanding. The combination of cash and letters of credit outstanding may not exceed $55,000,000 at any one time. The amount of the Revolver reduces on April 1, 1995 to $50,000,000.

  Interest on amounts outstanding under the Revolver are payable monthly in arrears and accrue at the Bank's base rate plus 1%, or at the Company's option, at a rate which is 3% over the "Eurodollar Rate" offered to the Bank by prime banks in the Eurodollar interbank market. At December 31, 1993, the Company had elected the Eurodollar option with respect to $29,000,000 of the amounts outstanding under the Revolver; the Eurodollar Rate was 3.25% and the Bank's base rate was 6%. The Company also pays a commitment fee at the rate of one-half of 1% per annum on the unused portion of the total commitment.

  The Revolver provides for the maintenance of certain restrictive covenants including, among others, restrictions on the ratio of accounts receivable to current liabilities, total liabilities to tangible net worth, and earnings before interest and taxes to total interest expense. The Company is also restricted from making certain dividend payments, incurring certain additional debt, and capital expenditures are limited to $12,000,000 each year.

  On May 25, 1989, the Company issued senior subordinated notes and warrants to purchase 100,000 shares of common stock for aggregate proceeds, before issuance costs, of $30,300,000. The $30,000,000 of notes bear interest at 13.25%, payable semiannually, and mature at the rate of $7,500,000 per year commencing on May 15, 1994. At December 31, 1993, current liabilities included the first $7,500,000 principal installment due May 15, 1994. The note agreement provides for the maintenance of certain restrictive covenants including, among others, restrictions on the ratio of current assets to current liabilities, the levels of net worth and the percentage of debt in an aggregate unpaid principal amount to total capitalization. Should an event of default occur with respect to the specified restrictive covenants, all notes become immediately payable and the Company can be required to pay a premium ranging from 8% to 13% of the outstanding principal balance, depending on when such event of default occurs.

  At December 31, 1993, the Company owed $2,150,000 on a term loan from a financial institution at a floating interest rate equal to the greater of 8% or the financial institution's "prime" rate plus 1%. Principal payments of $50,000 each are due monthly, with a balloon payment at maturity of the loan, originally scheduled to be April 30, 1994. On November 3, 1993, the financial institution agreed to extend the maturity date of the loan to April 30, 1996.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

  On November 12, 1991, the Company issued to a financial institution a $3,500,000 unsecured subordinated convertible note due in 1999, which is convertible into common stock at $15 per share. On July 17, 1992, the Company issued to the same financial institution an additional $1,500,000 unsecured subordinated convertible note due in 1999, which is convertible into common stock at $10 per share, bringing the total amount of unsecured convertible notes to $5,000,000. The notes bear interest at 8%, and principal is payable in five equal installments of $1,000,000 each, beginning on October 31, 1995 and ending on October 31, 1999. The Company has the right to convert the notes into common stock at $25 per share. The notes provide for the maintenance of certain restrictive covenants including, among others, restrictions on the ratio of current assets to current liabilities, senior liabilities to net worth, and level of net worth.

  The following table is a summary of the Company's long-term debt obligations reflecting the transactions discussed above.

  Long-term obligations consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1993    1992
                                                                ------- -------
   Revolving credit agreement bearing interest at the
    Eurodollar Rate (3.25% at December 31, 1993) plus 3%, or
    the Bank's base rate (6% at December 31, 1993) plus 1%,
    collateralized by substantially all assets................  $32,705 $26,077
   Senior subordinated notes payable, bearing interest at
    13.25% per year, collateralized by substantially all
    assets....................................................   30,000  30,000
   Subordinated note payable to a financial institution,
    bearing interest at the greater of (i) 8% or (ii) the
    financial institution's prime rate (6.75% at December 31,
    1993) plus 1%.............................................    2,150   2,750
   Subordinated convertible notes bearing interest at 8%......    5,000   5,000
   Junior subordinated note payable to Southdown Environmental
    Treatment Systems, Inc. bearing interest at the Bank's
    base rate plus 2%.........................................    1,318   1,883
   Junior subordinated notes to the former owners of Mr.
    Frank, Inc. bearing interest at the Bank's base rate plus
    1%........................................................      170     287
   Various notes payable collateralized by real property,
    vehicles and equipment at varying interest rates..........      --      190
   Obligations under capital leases...........................      546     708
   Other long-term obligations................................      587     653
                                                                ------- -------
                                                                 72,476  67,548
   Less--Current maturities...................................    8,917   1,816
   Less--Unamortized financing costs..........................    1,052   1,167
                                                                ------- -------
   Long-term obligations......................................  $62,507 $64,565
                                                                ======= =======

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

  Below is a summary of minimum payments due under the Company's long-term obligations (in thousands), exclusive of obligations under capital leases discussed in Note 12:

   YEAR                                                                 AMOUNT
   ----                                                                 -------
   1994................................................................ $ 8,705
   1995................................................................   9,645
   1996................................................................  42,706
   1997................................................................   8,874
   1998................................................................   1,000
   Thereafter..........................................................   1,000
                                                                        -------
   Total minimum payments due under long-term obligations including current maturities................................................. $71,930
                                                                        =======

(9) FEDERAL AND STATE INCOME TAXES

  The provision for income taxes consists of the following (in thousands):

                                   1993            1992           1991
                              (TWELVE MONTHS) (TWELVE MONTHS) (TEN MONTHS)
                              --------------- --------------- ------------
   Federal--
     Current.................     $  958          $2,370         $  908
     Deferred................      1,222             314            275
   State --
     Current.................        995             235            375
     Deferred................       (530)           (145)             9
                                  ------          ------         ------
   Net provision for income
    taxes....................     $2,645          $2,774         $1,567
                                  ======          ======         ======

  Effective January 1, 1992 the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company had previously adopted SFAS 96. The adoption of SFAS 109 did not have a material impact on the Company's financial condition or results of operations.

  The sources of significant timing differences which gave rise to deferred taxes were as follows (in thousands):

                                        1993            1992           1991
                                   (TWELVE MONTHS) (TWELVE MONTHS) (TEN MONTHS)
                                   --------------- --------------- ------------
   Accelerated depreciation.......      $501            $(495)        $(404)
   Provision for doubtful ac-
    counts........................        88               25           341
   Vacation accrual...............        88              115            48
   Rent holiday...................       (28)             (66)           57
   Insurance reserves.............      (127)             386             7
   Restructuring reserves.........       --              (148)          159
   Litigation.....................        98              211           --
   Tax attributes, net of valua-
    tion allowance................       639              --            --
   Other..........................      (567)             141            76
                                        ----            -----         -----
   Total deferred tax provision...      $692            $ 169         $ 284
                                        ====            =====         =====

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

  The effective income tax rate varies from the amount computed using the statutory federal income tax rate as follows:

                                         1993            1992           1991
                                    (TWELVE MONTHS) (TWELVE MONTHS) (TEN MONTHS)
                                    --------------- --------------- ------------
   Statutory rate.................       34.0%           34.0%          20.0%
   Increase (decrease) in taxes
    resulting from:
     State income taxes, net of
      federal benefit.............        5.0             2.0            5.8
     Goodwill amortization........        4.7             6.0            --
     Other permanent differences..        3.9              .6            --
     Utilization of alternative
      minimum tax credit..........        --             (7.3)           --
     Benefit of net operating loss
      carryforward................        --              --            (4.4)
     Settlement of state and
      federal audits..............        --              --             8.9
     Valuation allowance adjust-
      ment........................       (1.8)            --             --
                                         ----            ----           ----
   Net provision for income taxes.       45.8%           35.3%          30.3%
                                         ====            ====           ====

  The components of the total deferred tax asset at December 31, 1993 and 1992 were as follows (in thousands):

                                                                  1993    1992
                                                                 ------  ------
   Current:
     Provision for doubtful accounts............................ $  543  $  631
     Accrued vacation pay.......................................     67     155
     Litigation accruals........................................    495     592
     Miscellaneous..............................................    675     230
   Deferred:
     Accrued rent holiday.......................................    105      77
     Deferred compensation......................................     36      46
     Insurance reserve..........................................  1,131   1,004
     Other......................................................    142      79
     Various tax attributes.....................................  5,226   5,970
     Valuation allowance........................................   (763)   (868)
                                                                 ------  ------
     Total deferred tax asset................................... $7,657  $7,916
                                                                 ======  ======

  The components of the total deferred tax liability at December 31, 1993 and 1992 were as follows (in thousands):

                                                                  1993    1992
                                                                 ------  ------
   Current:
     Prepaid insurance.......................................... $  --   $   12
   Deferred:
     Permits....................................................  3,130   3,198
     Property, plant and equipment..............................  6,350   5,837
                                                                 ------  ------
     Total deferred tax liability............................... $9,480  $9,047
                                                                 ------  ------
   Net deferred tax liability................................... $1,823  $1,131
                                                                 ======  ======

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

  For federal income tax purposes at December 31, 1993, as a result of the acquisition of ChemClear Inc. ("ChemClear") in January 1989, the Company has regular tax net operating loss carryforwards of $4,338,000 and alternative minimum tax net operating loss carryforwards of $3,440,000, which may be used to offset future taxable income, if any, of the former ChemClear entities, subject to certain limitations. These net operating loss carryforwards expire commencing in 2002.

(10) EMPLOYEE BENEFIT PLAN

  The Company has a profit-sharing plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. The plan allows employees to make contributions up to a specified percentage of their compensation, a portion of which is matched by the Company. During the years 1993 and 1992 and the ten-month period ended December 31, 1991, the Company's nonelective contributions aggregated approximately $743,000, $609,000 and $281,000, respectively.

(11) LEGAL MATTERS AND OTHER CONTINGENCIES

  (a) Legal Matters

  In August 1990, a lawsuit was filed against the Company in New York state court in connection with the accidental death of an employee who was responding to an oil spill on the Hudson River in 1989. The complaint seeks punitive damages and $10 million for wrongful death. The Company believes the claims are barred by worker's compensation laws and that it has insurance coverage for any liability up to $10 million. The Company does not believe that the ultimate liability in this case will exceed the limits of available insurance, although there can be no assurance in this regard.

  In the ordinary course of conducting its business, the Company becomes involved in environmentally related lawsuits and administrative proceedings. Some of these proceedings may result in fines, penalties or judgments against the Company. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business.

  As of December 31, 1993, the Company has been named in a number of lawsuits arising from the disposal of wastes by certain Company subsidiaries at 18 state and federal Superfund sites. Ten of these cases involve two subsidiaries which the Company acquired from Chemical Waste Management, Inc. ("ChemWaste"). As part of the acquisition, ChemWaste agreed to indemnify the Company with respect to any liability of its Braintree and Natick subsidiaries for waste disposed of before the Company acquired them. Accordingly, ChemWaste is paying all costs of defending the Natick and Braintree subsidiaries in these 10 cases, including legal fees and settlement costs. Two cases involve Mr. Frank, Inc. and one case involves CTC. As discussed in Note 4, Southdown, Inc. has agreed to indemnify the Company with respect to any liability for waste disposed of by CTC before the Company acquired CTC, and the sellers of Mr. Frank, Inc. have agreed to indemnify the Company against certain environmental liabilities arising from prior ownership of Mr. Frank, Inc.

  The remaining five pending cases involve former ChemClear subsidiaries. The Company is unable to predict accurately its potential liability with respect to these cases, but believes that any future settlement costs will not be material to the Company's operations or financial position.

  Management routinely reviews each Superfund site in which the Company's subsidiaries are involved, considers each subsidiary's role at each site and its relationship to the other potentially

                      CLEAN HARBORS, INC. AND SUBSIDIARIES
responsible parties ("PRPs") at the site, the quantity and content of the waste it disposed of at the site, and the number and financial capabilities of the other PRPs at the site. Based on reviews of the various sites and currently available information, and management's judgment and prior experience with similar situations, expense accruals are provided by the Company for its share of future site cleanup costs, and existing accruals are revised as necessary. As of December 31, 1993, the Company had accrued environmental costs of $470,000 for cleanup of Superfund sites. Superfund legislation permits strict joint and several liability to be imposed without regard to fault, and as a result, one PRP might be required to bear significantly more than its proportional share of the cleanup costs if other PRPs do not pay their share of such costs.

(b) Environmental Matters

  Under the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), every facility that treats, stores or disposes of hazardous waste must obtain a RCRA permit from EPA or an authorized state agency and must comply with certain operating requirements. Of the Company's 10 waste management facilities, seven are subject to RCRA licensing; all seven have been issued Part B permits, one of which is under appeal. RCRA requires that Part B permits contain a schedule of required on-site study and cleanup activities, known as "corrective action", including detailed compliance schedules and provisions for assurance of financial responsibility.

  The EPA has begun RCRA corrective action investigations at the Company's Part B licensed facilities in Baltimore MD, Chicago IL, Braintree MA, Natick MA, and Woburn MA. The Company is also involved in site studies at its non-RCRA facilities in Cleveland OH, Kingston MA and South Portland ME. The Company spent approximately $600,000 on corrective action at the foregoing facilities in 1993. The Company may become involved in a RCRA corrective action investigation at a site in Chester PA where a Company subsidiary operated a hazardous waste treatment facility prior to closing the facility in 1989. As discussed in Note 4, the Company's other two RCRA facilities in Bristol CT and Cincinnati OH were acquired from a subsidiary of Southdown, Inc., which has agreed to indemnify the Company against any costs incurred or liability arising from contamination on-site, including the cost of corrective action.

  While the final scope of the work to be done at these facilities has not yet been agreed upon, the Company believes, based upon information known to date about the nature and extent of contamination at these sites, that such costs will not have a material effect on its results of operations or its financial position, and that it will be able to finance from operating revenues any additional corrective action required at its facilities.

  Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Costs incurred to obtain or renew required permits are capitalized to the related permit account as incurred and are amortized over the permit's remaining life. Costs incurred to remediate properties owned by the Company are capitalized in property, plant and equipment only if the costs extend the life, increase the capacity or improve the safety or efficiency of the property or the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations or activities. Remediation costs incurred in excess of the fair market value of the property being remediated are expensed as incurred.

(c) Other Contingencies

  The Company is subject to various regulatory requirements, including the procurement of requisite licenses and permits at its facilities. These licenses and permits are subject to periodic renewal without which the Company's operations would be adversely affected. The Company

                      CLEAN HARBORS, INC. AND SUBSIDIARIES
anticipates that, once a license or permit is issued with respect to a facility, the license or permit will be renewed at the end of its term if the facility's operations are in compliance with the applicable regulatory requirements.

  Under the Company's insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. It is the policy of the Company to retain a significant portion of certain expected losses related primarily to workers' compensation, physical loss to property, and comprehensive general and vehicle liability. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims.

(12) LEASES

(a) Capital Leases

  The Company possesses certain equipment under capital leases. The capitalized cost of this equipment was $6,603,000 and $6,450,000 with related accumulated amortization of $4,630,000 and $4,392,000 at December 31, 1993 and 1992,
respectively. The obligations of the Company under such leases are collateralized by the leased equipment.

  Future minimum lease payments under capital leases are as follows (in thousands):

   YEAR                                                                   AMOUNT
   ----                                                                   ------
   1994.................................................................. $ 253
   1995..................................................................   197
   1996..................................................................    84
   1997..................................................................    72
   1998..................................................................     9
   Thereafter............................................................   --
                                                                          -----
   Total minimum lease payments.......................................... $ 615
     Less--Amounts representing interest.................................    69
                                                                          -----
   Present value of minimum lease payments............................... $ 546
                                                                          =====

(b) Operating Leases

  The Company leases facilities and personal property under certain operating leases in excess of one year. Some of these lease agreements contain an escalation clause for increased taxes and operating expenses and are renewable at the option of the Company. Future minimum lease payments under operating leases are as follows (in thousands):

   YEAR                                                                  AMOUNT
   ----                                                                  -------
   1994................................................................. $ 3,834
   1995.................................................................   3,419
   1996.................................................................   2,520
   1997.................................................................   1,787
   1998.................................................................   1,433
   Thereafter...........................................................   4,651
                                                                         -------
                                                                         $17,644
                                                                         =======

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

  During the years 1993 and 1992 and the ten-month period ended December 31, 1991, rent expense was approximately $9,796,000, $9,483,000, and $5,764,000, respectively.

(13) STOCK PURCHASE AGREEMENT

  In connection with the acquisition of its Braintree and Natick subsidiaries from ChemWaste, the Company entered into a disposal agreement with ChemWaste under which the Company is entitled to quantity discounts if it delivers specified minimum amounts of hazardous waste to ChemWaste's disposal facilities. At the same time, the Company and its principal stockholder entered into a stock purchase agreement with ChemWaste under which the Company and its principal stockholder agreed that, through the term of the disposal agreement, they will not, subject to certain exceptions, sell the stock or substantially all of the assets of the Company or any of its subsidiaries to any third party without first offering to sell such stock or assets to ChemWaste on the same terms as those offered by a third party or, in the case of a proposed public offering, at 90% of the proposed public offering price. These agreements, as amended, expire on March 31, 1995.

(14) STOCKHOLDERS' EQUITY

(a) Stock Option Plans

  In 1987, the Company adopted a nonqualified stock option plan (the "1987 Plan"). In 1992, the Company adopted a nonqualified equity incentive plan which provides for a variety of incentive awards, including stock options (the "1992 Plan"). As of December 31, 1993, all awards under the 1992 Plan were in the form of stock options. These options generally become exercisable after a period of one to five years from the date of grant, subject to certain employment requirements, and terminate ten years from the date of grant. At December 31, 1993, the Company had reserved 955,600 and 495,000 shares of common stock for issuance under the 1987 and 1992 Plans, respectively.

  Under the terms of the 1987 and 1992 Plans, as amended, options may be granted to purchase shares of common stock at an exercise price not less than 85% of the fair market value on the date of grant. The difference between the exercise price and fair market value at the date of grant is charged to operations ratably over the option vesting period. Total compensation expense charged to operations in the year 1992 and the ten-month period ended December 31, 1991 was approximately $8,000 and $20,000, respectively. All existing deferred compensation was fully amortized during 1992. No options were granted during 1993 with exercise prices lower than the fair market value of the common stock at the date of grant.

  On September 17, 1990, the Board of Directors approved a plan whereby all employees who previously were awarded stock options in October 1987 and as a result of the ChemClear merger in January 1989 at prices in excess of $7.65 per share be given the opportunity to surrender those options in exchange for new options awarded at fair market value ($7.65 per share) with a five year vesting period commencing upon the date of the award of their original option agreement. On January 4, 1994, the Board of Directors approved a plan whereby certain employees (excluding senior management) who previously were awarded stock options in May 1993 at $15.00 per share be given the opportunity to surrender those options in exchange for new options awarded at fair market value ($7.00 per share) with a five year vesting period commencing upon the date of the award of their original option agreement.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

  Below is a summary of the stock option activity under the 1987 and 1992 Plans through December 31, 1993:

                                                       NUMBER OF  EXERCISE PRICE
                                                        SHARES      PER SHARE
                                                       ---------  --------------
   Outstanding at February 28, 1991...................   695,307   $2.70- 7.75
     Granted..........................................   183,000    6.50-15.00
     Exercised........................................   (79,532)   2.70- 7.65
     Forfeited........................................    (7,121)   7.65-10.00
                                                       ---------   -----------
   Outstanding at December 31, 1991...................   791,654   $2.70-15.00
                                                       ---------   -----------
   Exercisable at December 31, 1991...................   657,679   $2.70- 7.65
                                                       ---------   -----------
     Granted..........................................   348,500    8.25-13.25
     Exercised........................................   (10,049)   2.70- 7.65
     Forfeited........................................   (69,610)   7.65-15.00
                                                       ---------   -----------
   Outstanding at December 31, 1992................... 1,060,495   $2.70-15.00
                                                       ---------   -----------
   Exercisable at December 31, 1992...................   475,563   $2.70-10.00
                                                       ---------   -----------
     Granted..........................................   445,750    7.00-15.00
     Exercised........................................   (98,457)   2.70- 8.25
     Forfeited........................................  (517,867)   6.50-15.00
                                                       ---------   -----------
   Outstanding at December 31, 1993...................   889,921   $2.70-15.00
                                                       =========   ===========
   Exercisable at December 31, 1993...................   398,969   $2.70-10.00
                                                       =========   ===========

(b) Warrants

  In connection with the issuance of senior subordinated notes payable in May 1989, the Company issued warrants to purchase 100,000 shares of common stock at $20.75 per share in exchange for $300,000. In April 1990, the exercise price of the warrants was reduced to $9 per share. In February 1991, in connection with the refinancing of the Company's short term debt, the exercise price was further reduced to fair market value ($5 per share). These warrants are exercisable at any time until February 1, 2001.

  In connection with the refinancing of the Company's short term debt in February 1991, the Company issued warrants to purchase 425,000 shares of common stock at fair market value ($5 per share) to the three banks which provided the Revolver. These warrants are exercisable at any time until February 6, 2001.

(c) Preferred Stock

  On February 16, 1993 the Company issued 112,000 shares of Series B Convertible Preferred Stock, $.01 par value ("Preferred Stock"), for the acquisition of Spring Grove. The liquidation value of each preferred share is the liquidation preference of $50 plus unpaid dividends. The Company has the option to redeem the Preferred Stock in whole or in part at any time on or before August 16, 1994 at liquidation value. Thereafter, any unredeemed Preferred Stock may be converted by the holder into Common Stock at a conversion rate of $18.63, and the Company will have the option to redeem such Preferred Stock at liquidation value plus a redemption premium of 7% which declines 1% each year thereafter. Each preferred share entitles its holder to receive a cumulative annual cash dividend of $3.50 per share from February 16, 1993 to February 16, 1994 and $4.00

                      CLEAN HARBORS, INC. AND SUBSIDIARIES
per share thereafter, or at the election of the Company, a common stock dividend of equivalent value. At December 31, 1993, the Company had reserved 450,000 shares of common stock for issuance upon the conversion of, or as dividends upon, the Preferred Stock.

(15) ACCRUED EXPENSES

  Accrued expenses consist of the following (in thousands):

                                                                 1993    1992
                                                                ------- -------
   Insurance................................................... $ 2,971 $ 3,171
   Accrued payroll and fringe benefits.........................     799   1,016
   Other.......................................................   6,682   7,539
                                                                ------- -------
                                                                $10,452 $11,726
                                                                ======= =======

(16) QUARTERLY DATA (UNAUDITED)

                                           FIRST    SECOND     THIRD    FOURTH
                                          QUARTER   QUARTER   QUARTER   QUARTER
                                         --------- --------- --------- ---------
                                         (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1993
Revenue................................  $  43,452 $  51,847 $  52,038 $  52,777
Income from operations.................      3,224     4,369     2,391     2,990
Net income.............................        835     1,440       275       581
Net income per common and common equiv-
 alent share...........................  $     .08 $     .13 $     .02 $     .05
1992
Revenue................................  $  37,691 $  41,683 $  46,255 $  50,564
Income from operations.................      2,348     3,509     4,390     4,666
Net income.............................        489     1,153     1,674     1,759
Net income per common and common equiv-
 alent share...........................  $     .05 $     .12 $     .17 $     .18

  The above information reflects all adjustments that are necessary to fairly state the results of the interim periods presented. Any adjustments required are of a normal recurring nature.

(17) TRANSITION PERIOD DATA (UNAUDITED)

  The change in the Company's fiscal year end resulted in a ten-month period ended December 31, 1991. The unaudited results for the twelve-month period ended December 31, 1991 are presented for comparative purposes below:

                                               TWELVE MONTHS ENDED DECEMBER 31,
                                               --------------------------------
                                                  1993       1992       1991
                                               ---------- ---------- ----------
                                                        (IN THOUSANDS)
   Revenues................................... $  200,114 $  176,193 $  151,278
   Income from operations.....................     12,974     14,913     12,957
   Income taxes...............................      2,645      2,774      1,792
   Net income from operations................. $    3,131 $    5,075 $    4,000
   Net income per share....................... $      .28 $      .52 $      .41

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE THREE MONTHS ENDED MARCH 31, 1994 AND 1993
                                   UNAUDITED

              (IN THOUSANDS EXCEPT FOR EARNINGS PER SHARE AMOUNTS)

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                            -------------------
                                                              1994      1993
                                                            --------- ---------
Revenues...................................................   $51,285   $43,452
Cost of revenues...........................................    35,914    28,389
Selling, general and administrative expenses...............     9,883     9,376
Depreciation and amortization..............................     2,563     2,463
                                                            --------- ---------
Income from operations.....................................     2,925     3,224
Interest expense (net).....................................     1,819     1,737
                                                            --------- ---------
Income before provision for income taxes...................     1,106     1,487
Provision for income taxes.................................       509       652
                                                            --------- ---------
Net income................................................. $     597 $     835
                                                            ========= =========
Net income per common and common equivalent share.......... $     .05 $     .08
                                                            ========= =========
Weighted average common and common equivalent shares out-
 standing..................................................     9,715    10,181
                                                            ========= =========




  The accompanying notes are an integral part of these consolidated financial statements.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   AS OF MARCH 31, 1994 AND DECEMBER 31, 1993
                                 (IN THOUSANDS)

                                                        MARCH 31,
                                                          1994     DECEMBER 31,
                                                       (UNAUDITED)     1993
                                                       ----------- ------------
ASSETS
Current Assets:
  Cash................................................  $  1,318     $    816
  Restricted cash.....................................     1,037        1,037
  Accounts receivable, net of allowance for doubtful
   accounts...........................................    45,763       46,736
  Prepaid expenses....................................     2,157        2,353
  Supplies inventories................................     2,571        2,428
  Income tax receivable...............................       537          607
                                                        --------     --------
    Total current assets..............................    53,383       53,977
Property, plant and equipment:
  Land................................................     8,209        8,209
  Buildings and improvements..........................    31,737       31,737
  Vehicles and equipment..............................    70,677       70,946
  Furniture and fixtures..............................     2,203        2,201
  Construction in progress............................     2,410        1,903
                                                        --------     --------
                                                         115,236      114,996
Less--Accumulated depreciation and amortization.......    42,694       40,925
                                                        --------     --------
Net fixed assets......................................    72,542       74,071
                                                        --------     --------
Other Assets:
  Goodwill (net)......................................    23,469       23,650
  Permits (net).......................................    14,683       14,906
  Other...............................................       739          754
                                                        --------     --------
                                                          38,891       39,310
                                                        --------     --------
                                                        $164,816     $167,358
                                                        ========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   AS OF MARCH 31, 1994 AND DECEMBER 31, 1993
                                 (IN THOUSANDS)

                                                        MARCH 31,
                                                          1994     DECEMBER 31,
                                                       (UNAUDITED)     1993
                                                       ----------- ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term obligations.........  $  8,898     $  8,917
  Accounts payable....................................     8,816        9,564
  Accrued disposal costs..............................     4,541        6,724
  Other accrued expenses..............................    12,371       10,452
  Income tax payable..................................        63          --
                                                        --------     --------
    Total current liabilities.........................    34,689       35,657
                                                        --------     --------
Long-term obligations, less current maturities........    60,421       62,507
Deferred income taxes.................................     1,823        1,823
Stockholders' equity:
  Preferred Stock, $.01 par value:
   Series A Convertible;
    Authorized--2,000,000 shares; Issued and outstand-
    ing--none.........................................       --           --
   Series B Convertible;
    Authorized--156,416 shares; Issued and outstanding
    112,000 shares at March 31, 1994 (liquidation
    preference of $5.6 million).......................         1            1
  Common Stock, $.01 par value;
   Authorized--20,000,000 shares; Issued and outstand-
   ing--9,428,504 shares at March 31, 1994 and
   9,425,829 shares at December 31, 1993..............        95           95
  Additional paid-in capital..........................    58,576       58,556
  Retained earnings...................................     9,211        8,719
                                                        --------     --------
    Total stockholders' equity........................    67,883       67,371
                                                        --------     --------
                                                        $164,816     $167,358
                                                        ========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 1994 AND 1993

                                   UNAUDITED

                                 (IN THOUSANDS)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                            1994       1993
                                                          ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................. $     597  $     835
  Adjustments to reconcile net income to net cash pro-
   vided by operating activities:
    Depreciation and amortization........................     2,563      2,463
    Deferred taxes payable...............................       --         100
    Gain on sale of fixed assets.........................       (74)       --
  Changes in assets and liabilities, net of businesses
   acquired:
    Accounts receivable..................................       973      1,702
    Refundable income taxes..............................        70        153
    Prepaid expenses.....................................       196       (346)
    Supplies inventories.................................      (143)        12
    Accounts payable.....................................      (748)    (2,668)
    Accrued disposal costs...............................    (2,183)      (364)
    Other accrued expenses...............................     1,914       (372)
    Taxes payable........................................        63       (128)
                                                          ---------  ---------
  Net cash provided by operating activities..............     3,228      1,387
                                                          ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment.............      (630)    (2,179)
  Increase in permits....................................       --         (15)
  Increase in intangible assets..........................       --         (53)
  Decrease (increase) in other assets....................        13        (60)
  Proceeds from sale of fixed assets.....................        76        --
  Payment for business acquired, net of cash acquired....       --      (1,394)
                                                          ---------  ---------
  Net cash used in investing activities..................      (541)    (3,701)
                                                          ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

               FOR THE THREE MONTHS ENDED MARCH 31, 1994 AND 1993

                                   UNAUDITED

                                 (IN THOUSANDS)

                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                           --------------------
                                                             1994       1993
                                                           ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Preferred stock dividend distribution...................      (100)       (50)
  Net (payments) borrowings on long-term debt.............    (2,105)     2,255
  Proceeds from exercise of stock options.................        20        478
  Tax benefit from stock option exercises.................       --         261
                                                           ---------  ---------
  Net cash (used in) provided by financing activities.....    (2,185)     2,944
                                                           ---------  ---------
INCREASE IN CASH AND CASH EQUIVALENTS.....................       502        630
  Cash and equivalents, beginning of year.................       816        625
                                                           ---------  ---------
  Cash and equivalents, end of period..................... $   1,318  $   1,255
                                                           =========  =========
  Supplemental Information:

  Supplemental schedule of noncash investing and financing activities:

  On February 16, 1993, the Company acquired all the outstanding capital stock of Spring Grove Resource Recovery, Inc., in exchange for cash and 112,000 shares of Series B Convertible Preferred Stock of Clean Harbors, Inc., with a liquidation value of $5,600,000.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   FOR THE THREE MONTHS ENDED MARCH 31, 1994

                                   UNAUDITED

                                 (IN THOUSANDS)

                             SERIES B
                         PREFERRED STOCK    COMMON STOCK
                         -----------------  ------------
                          NUMBER    $0.01   NUMBER $0.01 ADDITIONAL              TOTAL
                            OF       PAR      OF    PAR   PAID-IN   RETAINED STOCKHOLDERS'
                          SHARES    VALUE   SHARES VALUE  CAPITAL   EARNINGS    EQUITY
                         --------  -------  ------ ----- ---------- -------- -------------
Balance at December 31,
 1993...................      112   $     1 9,425   $95   $58,556    $8,719     $67,371
Preferred stock divi-
 dends:
  Series B..............      --        --    --    --        --       (105)       (105)
Proceeds from exercise
 of stock options.......      --        --      3   --         20       --           20
Net Income..............      --        --    --    --        --        597         597
                          -------   ------- -----   ---   -------    ------     -------
Balance at March 31,
 1994...................      112   $     1 9,428   $95   $58,576    $9,211     $67,883
                          =======   ======= =====   ===   =======    ======     =======




  The accompanying notes are an integral part of these consolidated financial statements.

                      CLEAN HARBORS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE 1 BASIS OF PRESENTATION

  The consolidated interim financial statements included herein have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission, and include, in the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of interim period results. The operating results for the three months ended March 31, 1994 are not necessarily indicative of those to be expected for the full fiscal year. Reference is made to the audited consolidated financial statements and notes thereto for the years ended December 31, 1993 and 1992 and for the ten-month period ended December 31, 1991 included elsewhere in this Prospectus.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

  (A) Net Income Per Common and Common Equivalent Share

  Net income per common and common equivalent share is based on net income less preferred stock dividend requirements divided by the weighted average number of common and common equivalent shares outstanding during each of the respective periods. Fully diluted net income per common share has not been presented as the amount would not differ significantly from that presented.

NOTE 3 FINANCIAL ARRANGEMENTS

  At December 31, 1993, the Company had a Revolving Credit Agreement (the "Revolver") with three banks, which permitted borrowings of up to $38,000,000 in cash and allowed the Company to have a maximum of $20,000,000 of letters of credit outstanding. The combination of cash and letters of credit outstanding was limited to $50,000,000 at any one time. At March 31, 1994, borrowings under the Revolver were $31,004,569 (exclusive of outstanding letters of credit). The entire balance of the Revolver matures on July 1, 1996. All borrowings under the Revolver are collateralized by substantially all of the Company's assets.

  On February 1, 1994, the Company and its banks amended the Revolver to increase the amount of the Revolver to $55,000,000. The amended Revolver permits borrowings of up to $40,000,000 in cash, and allows the Company to have up to $20,000,000 of letters of credit outstanding. The combination of cash and letters of credit outstanding may not exceed $55,000,000 at any one time. The amount of the Revolver reduces on April 1, 1995 to $50,000,000.

- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DE-LIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
Use of Proceeds...........................................................   14
Capitalization............................................................   15
Selected Consolidated Financial Data......................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   17
Business..................................................................   27
Environmental Regulation..................................................   44
Directors and Executive Officers of the Company...........................   48
Description of Other Indebtedness.........................................   50
Description of the Senior Notes...........................................   51
Underwriting..............................................................   74
Notice to Canadian Residents..............................................   74
Legal Matters.............................................................   75
Experts...................................................................   75
Available Information.....................................................   76
Incorporation of Certain Documents by Reference...........................   76
Index to Consolidated Financial Statements................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                   (ARTWORK)

                               $50,000,000

                      12 1/2% Senior Notes Due 2001

                                  PROSPECTUS

                                CS First Boston

                              Alex. Brown & Sons
                                 Incorporated

- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth an estimate of all expenses in connection with the issuance and distribution of the Senior Notes being registered, other than underwriting compensation:

     Registration Fee..................................................  $25,862
     NASD Filing Fee...................................................    8,000
     Printing and Engraving............................................   75,000
     Accounting Fees and Expenses......................................   40,000
     Legal Fees and Expenses...........................................  175,000
     Blue Sky Fees and Expenses........................................   12,000
     Trustee Fees......................................................    7,500
     Miscellaneous.....................................................  156,638
                                                                        --------
       Total........................................................... $500,000
                                                                        ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  (a) Section 67 of the Massachusetts Business Corporation Law, as amended, gives Massachusetts corporations the power to indemnify each of their present and former officers or directors under certain circumstances if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation. In its Restated Articles of Organization, the Registrant provides for such indemnification of its officers and directors to the extent permitted by law.

  (b) Reference is made to Article 6 of the Registrant's Restated Articles of Organization filed as Exhibit 3.1 to the Registrant's Form S-1 Registration Statement (No. 33-17565), and incorporated herein by reference, for the applicable provisions regarding the indemnification of directors and officers.

  (c) Reference is made to Section 7 of the Underwriting Agreement (the form of which will be included in Exhibit 1 to this Registration Statement) for provisions regarding the indemnification under certain circumstances of the Registrant, its directors and certain of its officers by the Underwriters.

ITEM 16. EXHIBITS

  Unless otherwise indicated, the exhibits described below have heretofore been filed with the Commission by the Registrant under its filings identified below, and such exhibits are incorporated herein by reference.

 EXHIBIT                               DESCRIPTION
 -------                               -----------
  *1     --Revised form of Underwriting Agreement.
   3.1   --Restated Articles of Organization of Clean Harbors, Inc. and
           amendments thereto [Exhibit 3.1 to Form S-1 Registration Statement
           (File No. 33-17565)].
   3.2   --Certificate of Vote of Directors Establishing a Series of a Class of
           Stock (Series B Convertible Preferred Stock). [Exhibit 3.2 to Form
           10-K Annual Report for the Year ended December 31, 1992 (File No. 0-
           16379)].
   3.3   --Amended and Restated By-laws of Clean Harbors, Inc. [Exhibit 3.4A to
           Form 10-K Annual Report for the Fiscal Year ended February 28, 1991
           (File No. 0-16379)].
  *4.1   --Revised proposed form of Indenture (including form of Senior Note)
           between Clean Harbors, Inc., the Guarantor Subsidiaries, and Shawmut
           Bank, N.A., as Trustee, relating to the proposed issuance of the
           Senior Notes.
   4.2A  --Note Agreements dated as of May 15, 1989 by and between Clean
           Harbors, Inc. and certain affiliates of Kemper Financial Services,
           Inc. [Exhibit 10.32 to Form 10-K Annual Report for the Fiscal Year
           ended February 29, 1989 (File No. 0-16379)].
   4.2B  --Amendment Agreement dated as of February 1, 1991 to Note Agreements originally dated as of May 15, 1989 by and among Clean Harbors, Inc.
           and certain affiliates of Kemper Financial Services, Inc. and to
           Warrants originally dated May 25, 1989 [Exhibit 4.2 to Form 10-K
           Annual Report for the Fiscal Year ended February 28, 1991 (File No.
           0-16379)].
   4.2C  --Subordinated Guaranty Agreement dated as of January 15, 1991 by the subsidiaries of Clean Harbors, Inc., as guarantors of the Senior
           Notes and Note Agreements originally dated as of May 15, 1989 by and among Clean Harbors, Inc. and certain affiliates of Kemper Financial
           Services, Inc. [Exhibit 4.3 to Form 10-K Annual Report for the Fiscal
           Year ended February 28, 1991 (File No. 0-16379)].
   4.2D  --Second Amendment Agreement dated as of November 7, 1991 to Note
           Agreements originally dated as of May 15, 1989 by and among Clean
           Harbors, Inc. and certain affiliates of Kemper Financial Services,
           Inc. and to Warrants originally dated May 25, 1989 [Exhibit 4.6 to
           Form 10-Q Quarterly Report for the Quarter ended November 30, 1991
           (File No. 0-16379)].
   4.2E  --Third Amendment Agreement dated as of June 29, 1992 to Note
           Agreements originally dated as of May 15, 1989 by and among Clean
           Harbors, Inc. and certain affiliates of Kemper Financial Services,
           Inc. [Exhibit 4.7 to Form 10-Q Quarterly Report for the Quarter ended
           September 30, 1992 (File No. 0-16379)].
   4.3A  --Amended and Restated Revolving Credit Agreement dated as of February
           19, 1993 by and among Clean Harbors, Inc., the Subsidiaries listed on
           Schedule 1 thereto, Clean Harbors of Baltimore, as Guarantor, and The
           First National Bank of Boston, National Westminster Bank USA, and
           USTrust, and The First National Bank of Boston, as Agent [Exhibit 4.8
           to Form 10-K Annual Report for the Year ended December 31, 1992 (File
           No. 0-16379)].
   4.3B  --First Amendment dated November 5, 1993 to Amended and Restated
           Revolving Credit Agreement dated as of February 19, 1993 by and among
           Clean Harbors, Inc., the Subsidiaries listed on Schedule 1 thereto,
           Clean Harbors of Baltimore, as Guarantor, and The First National Bank
           of Boston, National Westminster Bank USA, and USTrust, and The First
           National Bank of Boston, as Agent [Exhibit 4.9 to Form 10-Q Quarterly
           Report for the Quarter ended September 30, 1993 (File No. 0-16379)].
   4.3C  --Second Amendment dated February 1, 1994 to Amended and Restated
           Revolving Credit Agreement dated as of February 19, 1993 by and among
           Clean Harbors, Inc., the Subsidiaries listed on Schedule 1 thereto,
           Clean Harbors of Baltimore, as Guarantor, and The First National Bank
           of Boston, National Westminster Bank USA, and USTrust, and The First
           National Bank of Boston, as Agent [Exhibit 4.10 to Form 10-K Annual
           Report for the Year ended December 31, 1993 (File No. 0-16379)].

 EXHIBIT                               DESCRIPTION
 -------                               -----------
   *5     --Opinion of Davis, Malm & D'Agostine, P.C.
    10.1  --Employment Agreement between Clean Harbors, Inc. and James A. Pitts dated March 20, 1992 [Exhibit 10.34 to Form 10-K Annual Report for
            the Year ended December 31, 1992 (File No. 0-13679)].
    10.2  --Stock Purchase Agreement among Clean Harbors, Inc., Southdown
            Environmental Treatment Systems, Inc. and Southdown, Inc. dated as of June 23, 1992 [Exhibit 10.35 to Form 10-K Annual Report for the
            Year ended December 31, 1992 (File No. 0-13679)].
    10.3  --Stock Purchase Agreement among Clean Harbors, Inc., Southdown
            Environmental Treatment Systems, Inc. and Southdown, Inc. dated as of February 16, 1993 [Exhibit 10.36 to Form 10-K Annual Report for
            the Year ended December 31, 1992 (File No. 0-13679)].
    10.4  --Clean Harbors, Inc. 1987 Stock Option Plan [Exhibit 10.37 to Form
            10-K Annual Report for the Year ended December 31, 1992 (File No. 0-
            13679)].
    10.5  --Clean Harbors, Inc. 1992 Equity Incentive Plan [Exhibit 10.38 to
            Form 10-K Annual Report for the Year ended December 31, 1992 (File
            No. 0-13679)].
    10.6A --Stock Purchase Agreement dated April 19, 1985 by and among SCA
            Services, Inc., Chemical Waste Management, Inc. and Clean Harbors,
            Inc. [Exhibit 10.4 to Form S-1 Registration Statement (File No. 33-
            23089)].
    10.6B --Amendment dated October 6, 1987 to Stock Purchase Agreement among
            SCA Services, Inc., Chemical Waste Management, Inc. and Clean
            Harbors, Inc., Clean Harbors of Braintree, Inc., Clean Harbors of
            Kingston, Inc., and Clean Harbors of Natick, Inc. [Exhibit 10.4A to
            Form S-1 Registration Statement (File No. 33-23089)].
    10.7  --Amended and Restated Disposal Agreement dated October 6, 1987 among
            SCA Services, Inc., Chemical Waste Management, Inc., and Clean
            Harbors of Braintree, Inc., Clean Harbors of Kingston, Inc., and
            Clean Harbors of Natick, Inc. and related Letter Agreement [Exhibit
            10.7A to Form S-1 Registration Statement (File No. 33-23089)].
  **12    --Computation of Ratio of Earnings to Fixed Charges.
   *23.1  --Consent of Coopers & Lybrand.
   *23.2  --Consent of Davis, Malm & D'Agostine, P.C., is contained in their opinion filed as Exhibit 5 to this Registration Statement.
  **24    --Powers of Attorney.
  **25    --Statement of Eligibility and Qualification of Trustee on Form T-1.

- --------
 * Filed herewith.
** Previously filed under this Registration Statement.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   REGISTRANT
                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, COMMONWEALTH OF MASSACHUSETTS, ON JULY 27, 1994.

                                          Clean Harbors, Inc.


                                          By:      Alan S. McKim*
                                              ---------------------------------
                                                 ALAN S. MCKIM, CHAIRMAN OF
                                                 THE BOARD OF DIRECTORS AND
                                                 PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

              SIGNATURE                          CAPACITY           DATE
              ---------                          --------           ----


           Alan S. McKim*               Chairman of the Board    July 27, 1994
- -------------------------------------    of Directors,
            ALAN S. MCKIM                President and Chief
                                         Executive Officer


           James A. Pitts               Executive Vice           July 27, 1994
- -------------------------------------    President of Finance
           JAMES A. PITTS                and Administration
                                         and Chief Financial
                                         Officer (principal
                                         financial officer)


       Mary-Ellen Drinkwater*           Vice President and       July 27, 1994
- -------------------------------------    Controller (principal
        MARY-ELLEN DRINKWATER            accounting officer)


         Daniel J. McCarthy*            Director                 July 27, 1994
- -------------------------------------
         DANIEL J. MCCARTHY


           John F. Kaslow*              Director                 July 27, 1994
- -------------------------------------
           JOHN F. KASLOW


          Christy W. Bell*              Director                 July 27, 1994
- -------------------------------------
           CHRISTY W. BELL


          Lorne R. Waxlax*              Director                 July 27, 1994
- -------------------------------------
           LORNE R. WAXLAX


*By:       James A. Pitts
     --------------------------------
     JAMES A. PITTS, ATTORNEY-IN-FACT

                             ADDITIONAL REGISTRANT
                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, EACH OF THE ADDITIONAL REGISTRANTS CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, COMMONWEALTH OF MASSACHUSETTS, ON JULY 27, 1994.

                                          Clean Harbors Environmental
                                           Services, Inc.

                                                   Alan S. McKim*
                                          By: _________________________________
                                                 ALAN S. MCKIM, PRESIDENT

Clean Harbors of Braintree, Inc., Clean Harbors of Natick, Inc., Clean Harbors of Baltimore, Inc., Clean Harbors of Chicago, Inc., Clean Harbors of Cleveland, Inc., Murphy's Waste Oil Service, Inc., Clean Harbors Kingston Facility Corporation, Clean Harbors of Connecticut, Inc., Mr. Frank, Inc., Spring Grove Resource Recovery, Inc.

                                                 James A. Pitts
                                          By: _________________________________
                                                 JAMES A. PITTS, VICE
                                                 PRESIDENT

                                          Clean Harbors Technology Corporation

                                               Jorgen H. Vestergaard*
                                          By: _________________________________
                                                 JORGEN H. VESTERGAARD,
                                                 PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

              SIGNATURE                          CAPACITY           DATE

           Alan S. McKim*              President (principal
_____________________________________   executive officer) of    July 27, 1994
                                        Clean Harbors
            ALAN S. MCKIM               Environmental
                                        Services, Inc.; sole
                                        Director of each of
                                        the Additional
                                        Registrants (other
                                        than Clean Harbors
                                        Technology
                                        Corporation); and
                                        Director of Clean
                                        Harbors Technology
                                        Corporation

       Jorgen H. Vestergaard*          President (principal
_____________________________________   executive officer)       July 27, 1994
        JORGEN H. VESTERGAARD           and Director of Clean
                                        Harbors Technology
                                        Corporation


         James A. Pitts                Treasurer (principal
_____________________________________   financial and            July 27, 1994
           JAMES A. PITTS               accounting officer)
                                        of each of the
                                        Additional
                                        Registrants

                                       Director of Clean
_____________________________________   Harbors Technology
                                        Corporation

           JOHN T. PRESTON

         James A. Pitts
*By: ________________________________
  JAMES A. PITTS, ATTORNEY-IN-FACT

 EXHIBIT                               DESCRIPTION
 -------                               -----------
  *1     --Revised form of Underwriting Agreement.
   3.1   --Restated Articles of Organization of Clean Harbors, Inc. and
           amendments thereto [Exhibit 3.1 to Form S-1 Registration Statement
           (File No. 33-17565)].
   3.2   --Certificate of Vote of Directors Establishing a Series of a Class of
           Stock (Series B Convertible Preferred Stock). [Exhibit 3.2 to Form
           10-K Annual Report for the Year ended December 31, 1992 (File No. 0-
           16379)].
   3.3   --Amended and Restated By-laws of Clean Harbors, Inc. [Exhibit 3.4A to
           Form 10-K Annual Report for the Fiscal Year ended February 28, 1991
           (File No. 0-16379)].
  *4.1   --Revised proposed form of Indenture (including form of Senior Note)
           between Clean Harbors, Inc., the Guarantor Subsidiaries, and Shawmut
           Bank, N.A., as Trustee, relating to the proposed issuance of the
           Senior Notes.
   4.2A  --Note Agreements dated as of May 15, 1989 by and between Clean
           Harbors, Inc. and certain affiliates of Kemper Financial Services,
           Inc. [Exhibit 10.32 to Form 10-K Annual Report for the Fiscal Year
           ended February 29, 1989 (File No. 0-16379)].
   4.2B  --Amendment Agreement dated as of February 1, 1991 to Note Agreements originally dated as of May 15, 1989 by and among Clean Harbors, Inc.
           and certain affiliates of Kemper Financial Services, Inc. and to
           Warrants originally dated May 25, 1989 [Exhibit 4.2 to Form 10-K
           Annual Report for the Fiscal Year ended February 28, 1991 (File No.
           0-16379)].
   4.2C  --Subordinated Guaranty Agreement dated as of January 15, 1991 by the subsidiaries of Clean Harbors, Inc., as guarantors of the Senior
           Notes and Note Agreements originally dated as of May 15, 1989 by and among Clean Harbors, Inc. and certain affiliates of Kemper Financial
           Services, Inc. [Exhibit 4.3 to Form 10-K Annual Report for the Fiscal
           Year ended February 28, 1991 (File No. 0-16379)].
   4.2D  --Second Amendment Agreement dated as of November 7, 1991 to Note
           Agreements originally dated as of May 15, 1989 by and among Clean
           Harbors, Inc. and certain affiliates of Kemper Financial Services,
           Inc. and to Warrants originally dated May 25, 1989 [Exhibit 4.6 to
           Form 10-Q Quarterly Report for the Quarter ended November 30, 1991
           (File No. 0-16379)].
   4.2E  --Third Amendment Agreement dated as of June 29, 1992 to Note
           Agreements originally dated as of May 15, 1989 by and among Clean
           Harbors, Inc. and certain affiliates of Kemper Financial Services,
           Inc. [Exhibit 4.7 to Form 10-Q Quarterly Report for the Quarter ended
           September 30, 1992 (File No. 0-16379)].
   4.3A  --Amended and Restated Revolving Credit Agreement dated as of February
           19, 1993 by and among Clean Harbors, Inc., the Subsidiaries listed on
           Schedule 1 thereto, Clean Harbors of Baltimore, as Guarantor, and The
           First National Bank of Boston, National Westminster Bank USA, and
           USTrust, and The First National Bank of Boston, as Agent [Exhibit 4.8
           to Form 10-K Annual Report for the Year ended December 31, 1992 (File
           No. 0-16379)].
   4.3B  --First Amendment dated November 5, 1993 to Amended and Restated
           Revolving Credit Agreement dated as of February 19, 1993 by and among
           Clean Harbors, Inc., the Subsidiaries listed on Schedule 1 thereto,
           Clean Harbors of Baltimore, as Guarantor, and The First National Bank
           of Boston, National Westminster Bank USA, and USTrust, and The First
           National Bank of Boston, as Agent [Exhibit 4.9 to Form 10-Q Quarterly
           Report for the Quarter ended September 30, 1993 (File No. 0-16379)].
   4.3C  --Second Amendment dated February 1, 1994 to Amended and Restated
           Revolving Credit Agreement dated as of February 19, 1993 by and among
           Clean Harbors, Inc., the Subsidiaries listed on Schedule 1 thereto,
           Clean Harbors of Baltimore, as Guarantor, and The First National Bank
           of Boston, National Westminster Bank USA, and USTrust, and The First
           National Bank of Boston, as Agent [Exhibit 4.10 to Form 10-K Annual
           Report for the Year ended December 31, 1993 (File No. 0-16379)].

 EXHIBIT                               DESCRIPTION
 -------                               -----------
  *5     --Opinion of Davis, Malm & D'Agostine, P.C.
   10.1  --Employment Agreement between Clean Harbors, Inc. and James A. Pitts dated March 20, 1992 [Exhibit 10.34 to Form 10-K Annual Report for
           the Year ended December 31, 1992 (File No. 0-13679)].
   10.2  --Stock Purchase Agreement among Clean Harbors, Inc., Southdown
           Environmental Treatment Systems, Inc. and Southdown, Inc. dated as of
           June 23, 1992 [Exhibit 10.35 to Form 10-K Annual Report for the Year
           ended December 31, 1992 (File No. 0-13679)].
   10.3  --Stock Purchase Agreement among Clean Harbors, Inc., Southdown
           Environmental Treatment Systems, Inc. and Southdown, Inc. dated as of
           February 16, 1993 [Exhibit 10.36 to Form 10-K Annual Report for the
           Year ended December 31, 1992 (File No. 0-13679)].
   10.4  --Clean Harbors, Inc. 1987 Stock Option Plan [Exhibit 10.37 to Form
           10-K Annual Report for the Year ended December 31, 1992 (File No. 0-
           13679)].
   10.5  --Clean Harbors, Inc. 1992 Equity Incentive Plan [Exhibit 10.38 to
           Form 10-K Annual Report for the Year ended December 31, 1992 (File
           No. 0-13679)].
   10.6A --Stock Purchase Agreement dated April 19, 1985 by and among SCA
           Services, Inc., Chemical Waste Management, Inc. and Clean Harbors,
           Inc. [Exhibit 10.4 to Form S-1 Registration Statement (File No. 33-
           23089)].
   10.6B --Amendment dated October 6, 1987 to Stock Purchase Agreement among
           SCA Services, Inc., Chemical Waste Management, Inc. and Clean
           Harbors, Inc., Clean Harbors of Braintree, Inc., Clean Harbors of
           Kingston, Inc., and Clean Harbors of Natick., Inc. [Exhibit 10.4A to
           Form S-1 Registration Statement (File No. 33-23089)].
   10.7  --Amended and Restated Disposal Agreement dated October 6, 1987 among
           SCA Services, Inc., Chemical Waste Management, Inc., and Clean
           Harbors of Braintree, Inc., Clean Harbors of Kingston, Inc., and
           Clean Harbors of Natick, Inc. and related Letter Agreement [Exhibit
           10.7A to Form S-1 Registration Statement (File No. 33-23089)].
 **12    --Computation of Ratio of Earnings to Fixed Charges.
  *23.1  --Consent of Coopers & Lybrand.
  *23.2  --Consent of Davis, Malm & D'Agostine, P.C., is contained in their opinion filed as Exhibit 5 to this Registration Statement.
 **24    --Powers of Attorney.
 **25    --Statement of Eligibility and Qualification of Trustee on Form T-1.

- --------
 * Filed herewith.
** Previously filed under this Registration Statement.

                            GRAPHICS APPENDIX LIST
                            ----------------------

  Page Where
Graphic Appears                    Description of Graphics
- ---------------                    -----------------------

   TX 2 Map depicting Waste Management Facilities, Service Centers and Sales Offices.


   TX 30 Wheel chart showing the types of services provided by the Company and their respective percentages of total revenues.